EXECUTION COPY

ASSET PURCHASE AND SALE AGREEMENT

BY AND AMONG

CHEMTURA CORPORATION,

CHEMTURA CANADA CO./CIE,

CHEMTURA INDUSTRIA QUIMICA DO BRASIL LIMITADA,

CHEMTURA ITALY S.R.L.,

CHEMTURA CORPORATION, S.A. DE C.V.

CHEMTURA NETHERLANDS B.V.,

MONOCHEM, INC.,

UNIROYAL CHEMICAL TAIWAN LTD.

AND

LION COPOLYMER, LLC

Dated as of February 3, 2007

SALE OF ETHYLENE PROPYLENE DIENE MONOMER
RUBBER (EPDM) AND RUBBER CHEMICALS BUSINESSES

i

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v

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EXHIBITS

Exhibit A	2007 Budget
Exhibit B	Act of Cash Sale
Exhibit C	Assignment and Assumption Agreement
Exhibit D	Bill of Sale
Exhibit E	Chinese Trademark License Agreement
Exhibit F	Patent Assignment
Exhibit G	Purchaser Master Supply Agreement
Exhibit H	Purchaser’s Knowledge
Exhibit I	Sellers’ Knowledge
Exhibit J	Trademark Assignment
Exhibit K	Accounts Payable Note
Exhibit L	Accounts Receivable Note
Exhibit M	Survey Requirements
Exhibit N	Form of Legal Opinion
Exhibit China	Chinese Employee Arrangements

SCHEDULES

Schedule 1.1(a)	Business Employees
Schedule 1.1(b)	Business Guarantees
Schedule 1.1(c)	Calculation Principles
Schedule 1.1(d)	Chemtura Master Supply Agreement Products
Schedule 1.1(e)	Designated Agreements
Schedule 1.1(f)	Geismar Facility
Schedule 1.1(g)	Geismar Retained Land
Schedule 1.1(h)	License Agreements
Schedule 1.1(i)	Monochem Facility
Schedule 1.1(j)	Naugalube Equipment
Schedule 1.1(k)	Net Working Capital Threshold Amount
Schedule 1.1(l)	Non-U.S. Employees
Schedule 1.1(m)	Permitted Liens
Schedule 1.1(n)	Purchaser Master Supply Agreement Products
Schedule 1.1(o)	Rubber Chemicals Business
Schedule 1.1(p)	Shared Contracts
Schedule 2.1(d)	Naugatuck Equipment
Schedule 2.1(f)(i)	Transferred Trademarks
Schedule 2.1(f)(ii)	Transferred Technology
Schedule 2.1(f)(iii)	Transferred Patents
Schedule 2.1(g)	Transferred IT Assets
Schedule 2.2	Assigned Permits
Schedule 2.2(a)	Transferred IT Contracts
Schedule 2.2(b)	Other Contracts
Schedule 2.4(k)	Intercompany Agreements

Schedule 2.4(p)	Retained IT Assets
Schedule 3.2(b)	Additional Adjustments
Schedule 4.3(a)	Governmental Consents
Schedule 4.3(b)	Other Consents
Schedule 4.4	Financial Statements
Schedule 4.5	No Adverse Effects or Changes
Schedule 4.6	Title to Assets
Schedule 4.7(a)	Sufficiency of Assets
Schedule 4.7(b)	Condition of Assets
Schedule 4.8(a)	Real Property
Schedule 4.8(c)	Leased Real Property
Schedule 4.9(a)	Equipment - EPDM Business
Schedule 4.9(b)	Equipment - Rubber Chemicals Business
Schedule 4.9(c)	PPD Equipment
Schedule 4.9(d)	Leased Personal Property
Schedule 4.9(e)	Production Changes
Schedule 4.10(a)	Relations with Customers and Suppliers
Schedule 4.10(b)	Material Customers and Material Suppliers
Schedule 4.11(a)	Accounts Receivable
Schedule 4.11(b)	Security Deposits
Schedule 4.12	Proceedings
Schedule 4.13(a)	Application and Registration Numbers
Schedule 4.13(b)(i)	Licenses In
Schedule 4.13(b)(ii)	Licenses Out
Schedule 4.13(b)(iii)	IP Royalty Payments
Schedule 4.13(c)	Infringement and Liens
Schedule 4.13(h)	Intellectual Property Agreements Restricting Disposition of Inventory
Schedule 4.14(a)	Material Contracts
Schedule 4.14(b)	Force and Effect of Material Contracts
Schedule 4.15	Permits
Schedule 4.16(a)	Inventory; Locations
Schedule 4.16(b)	Inventory Consigned to Third Parties
Schedule 4.16(c)	Inventory Held on Consignment
Schedule 4.16(d)	Inventory; Physical Possession
Schedule 4.17(a)	Benefit Plans
Schedule 4.19	Taxes
Schedule 4.20	No Defaults or Violations
Schedule 4.21	Environmental Matters
Schedule 4.21(b)	Environmental Permits
Schedule 4.21(i)	Releases of Hazardous Substances
Schedule 4.22	Conduct of the Business
Schedule 4.24	Budgeted EBITDA for the EPDM Business
Schedule 5.3	Purchaser Consents
Schedule 6.2	Preservation of Business
Schedule 6.12	Purchaser’s Option

Schedule 6.14	Chemtura’s Option
Schedule 6.15	Decommissioning of Wastewater Tank
Schedule 6.17(a)	Report of Independent Auditors
Schedule 6.21	Intellectual Property Rights Actions
Schedule 6.24	Key Employees
Schedule 7.11	Contracts to be Terminated
Schedule 7.14	Resolution of Title V Violation
Schedule 11.1(a)	Excluded Business Employees
Schedule 11.1(b)	Connecticut Employees
Schedule 11.4	Applicable Products
Schedule 11.5	Retention Payments
Schedule 11.7	Foreign Employees and Applicable Foreign Benefit Plans
Schedule 12.9(a)	Conduct and Control

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT is made as of the 3rd day of February, 2007 by and among Lion Copolymer, LLC, a limited liability company organized under the laws of the State of Delaware (the “Purchaser”), CHEMTURA CORPORATION, a corporation organized under the laws of the State of Delaware (“Chemtura”), CHEMTURA CANADA CO./CIE, a corporation organized under the laws of Nova Scotia, CHEMTURA INDUSTRIA QUIMICA DO BRASIL LIMITADA, a limited liability company organized under the laws of Brazil, CHEMTURA ITALY S.R.L., a limited liability company organized under the laws of Italy, CHEMTURA CORPORATION, S.A. DE C.V., a limited liability corporation organized under the laws of Mexico, CHEMTURA NETHERLANDS B.V., a private company with limited liability organized under the laws of the Netherlands, MONOCHEM, INC., a corporation organized under the laws of the State of Louisiana (“Monochem”), and UNIROYAL CHEMICAL TAIWAN LTD., a limited liability company organized under the laws of Taiwan.

WITNESSETH:

WHEREAS, the Purchaser desires to purchase from the Sellers (as defined below), and the Sellers desire to sell to the Purchaser, certain assets used in the conduct of the Business (as defined below) by the Sellers, and the Purchaser desires to assume from the Sellers, and the Sellers desire to assign to the Purchaser, certain obligations and liabilities relating to the Business, all upon the terms and subject to the conditions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, the Purchaser and the Sellers hereby agree as follows:

ARTICLE 1.
DEFINITIONS

1.1 Definitions. The following terms shall have the following meanings for the purposes of this Agreement:

“2006 EPDM EBITDA” shall mean the EBITDA for the EPDM Business for the year ended December 31, 2006 determined in accordance with the Calculation Principles and as set forth on the Reconciliation.

“2006 Pre-Signing Financial Statements” shall have the meaning set forth in Section 4.4, subject to revision pursuant to Section 6.29.

“2006 Rubber Chemicals EBITDA” shall mean the EBITDA for the Rubber Chemicals Business for the year ended December 31, 2006 determined in accordance with the Calculation Principles and as set forth on the Reconciliation.

“2007 Budget” shall mean the budgets for each of the EPDM Business and the Rubber Chemicals Business for the year ending December 31, 2007 prepared by Chemtura and attached hereto as Exhibit A.

“Accounting Firm” shall have the meaning set forth in Section 3.2(c)(iv).

“Accounts Payable” shall have the meaning set forth in Section 2.6(b).

“Accounts Payable Note” shall have the meaning set forth in Section 3.1(a)(ii).

“Accounts Receivable” shall mean (a) all trade accounts receivable and other rights to payment from customers of any Seller to the extent arising out of or related to the Business or the Assets and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of any Seller to the extent arising out of or related to the Business or the Assets, (b) all other accounts or notes receivable of any Seller to the extent arising out of or related to the Business or the Assets and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing, but excluding any such items in (a) through (c) above to the extent arising out of or relating to the PPD Products manufactured at the Non-U.S. Facilities (except those sold to Manufacture Française des Pneumatiques Michelin or Continental AG or their respective Affiliates, which for the avoidance of doubt are Accounts Receivable for all purposes of this Agreement and are not Retained PPD Receivables) (the “Retained PPD Receivables”).

“Accounts Receivable Note” shall have the meaning set forth in Section 6.28.

“Acquired Rights Directive” shall have the meaning set forth in Section 11.7(a).

“Act of Cash Sale” shall mean an act of cash sale or other transfer/deed of land to be delivered at the Closing by the applicable Seller conveying to the Purchaser the Transferred Owned Real Property owned by such Seller, substantially in the form set forth in Exhibit B.

“Affiliate” shall mean, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with or is controlled by such specified Person. The term “control” as used in the preceding sentence shall mean, (a) with respect to a corporation or other business entity, the right to exercise, directly or indirectly, more than (i) 50% of the voting rights attributable to the shares or other ownership interests of such corporation or other business entity or (ii) for purposes of Sections 4.14(a)(v) and 6.2(d), 20% of the voting rights attributable to the shares or other ownership interests of such corporation or other business entity, or (b) with respect to any Person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

“Agreement” shall mean this Asset Purchase and Sale Agreement, including all Exhibits and Schedules hereto.

“Antitrust Division” shall mean the Antitrust Division of the United States Department of Justice.

“Area of Concern” or “AOC” shall mean those areas described as “Areas of Concern” in the Phase II and shall include any additional or new Areas of Concern that may arise out of or be designated as a part of the Phase II.

“Assets” shall mean the Purchased Assets, the Assigned Permits and the Purchased Contracts.

“Assigned Permits” shall have the meaning set forth in Section 2.2.

“Assignment and Assumption Agreement” shall mean an assignment and assumption agreement substantially in the form set forth in Exhibit C.

“Assumed Obligations” shall have the meaning set forth in Section 2.5.

“Audited Special Purpose Financial Statements” shall have the meaning set forth in Section 6.17(a).

“Benefit Plan” shall have the meaning set forth in Section 4.17(a)(i).

“Benefit Program” shall have the meaning set forth in Section 4.17(a)(ii).

“Bill of Sale” shall mean a bill of sale substantially in the form set forth in Exhibit D.

“Bulk Sales Laws” shall mean the bulk-transfer provisions of the Uniform Commercial Code (or any similar Law).

“Business” shall mean, collectively, the EPDM Business, the Monochem Business and the Rubber Chemicals Business, excluding the Excluded Assets and the Retained Obligations.

“Business Day” shall mean any day of the year other than (a) any Saturday or Sunday or (b) any other day on which banks located in New York, New York are required or authorized to be closed for business.

“Business Employees” shall mean all employees of any of the Sellers or their Affiliates who, immediately prior to the Closing Date, (a) are non-manufacturing employees and work exclusively in connection with the Business and are listed on Schedule 1.1(a), (b) are employed at the Geismar Facility or (c) are employed by the Chinese Joint Venture, including, in each case, any such employee on a leave of absence or who is not otherwise actively at work. For the avoidance of doubt, Chemtura’s Vice President and General Manager, Process Chemicals and Polymers, shall not be deemed to be a Business Employee.

“Business Guarantee” shall mean any guarantee, indemnity, performance bond, letter of credit, deposit or other security or contingent obligation in the nature of a financial obligation, including letters of comfort or support, entered into or granted by any Seller or any of their Affiliates in relation to or arising out of any Liabilities of any Seller or any of their Affiliates in connection with the Business that is set forth on Schedule 1.1(b).

“Business Material Adverse Effect” shall mean any (i) change in or effect on the condition (financial or otherwise), business, results of operations or assets and liabilities of the Business, taken as a whole, that is material and adverse to the Business or (ii) change or effect that prevents the consummation by any of the Sellers of any of the transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed to constitute and none of the following shall be taken into account in determining whether there has been a Business Material Adverse Effect: any adverse change or effect arising from or relating to (a) general business or economic conditions, (b) national or international political or social conditions, including the engagement by the United States in war or major hostilities or the occurrence of any terrorist attack upon the United States, (c) the taking of any action contemplated by this Agreement or any Related Agreement or consented to by the Purchaser or (d) the disclosure of this Agreement or any Related Agreement or the transactions contemplated hereby or thereby as permitted by this Agreement and the Confidentiality Agreement, except in the case of clause (a) or (b) to the extent the Business suffers a disproportionately adverse impact from such adverse change or effect as compared to other businesses in the same industry.

“Business Portion” shall have the meaning set forth in Section 2.3(c).

“Calculation Principles” shall mean the accounting principles set forth on Schedule 1.1(c), as applied on a consistent basis by the Sellers, subject to revision pursuant to Section 6.29.

“Chemtura” shall have the meaning set forth in the Preamble.

“Chemtura Master Supply Agreement” shall mean a master supply agreement between the Purchaser and Chemtura with respect to the supply to the Purchaser by Chemtura of the products set forth on Schedule 1.1(d) in a form to be agreed to between Chemtura and the Purchaser in accordance with Section 6.25.

“Chemtura Names” shall mean the business names, brand names, trade names, trademarks, service marks and domain names “Chemtura,” “Crompton,” “Great Lakes” and “Uniroyal,” any business name, brand name, trade name, trademark, service mark or domain name that includes “Chemtura,” “Crompton,” “Great Lakes” or “Uniroyal,” any portion thereof, any and all other derivatives thereof and any and all logos consistently used by Sellers in combination therewith prior to the Closing.

“Chinese Consents” shall mean the Consents required to be obtained from the relevant Governmental Authorities in connection with a transfer of an equity interest in the Chinese Joint Venture.

“Chinese Joint Venture” shall mean Chemtura-CNCCC Danyang Chemical Company, Limited (CCDCCL), a Chinese-foreign equity joint venture registered in the People’s Republic of China formed pursuant to that certain Equity Joint Venture Contract, dated August 19, 2000, as amended from time to time.

“Chinese Joint Venture Assets” shall have the meaning set forth in Section 4.6(b).

“Chinese Joint Venture Intellectual Property” shall mean all Intellectual Property owned by the Chinese Joint Venture.

“Chinese Trademark License Agreement” shall mean a trademark license agreement between Chemtura and the Purchaser, substantially in the form set forth in Exhibit E.

“Claim Notice” shall have the meaning set forth in Section 12.5.

“Closing” shall mean the consummation of the transactions contemplated herein as contemplated by Article 9.

“Closing Date” shall mean the date on which the Closing occurs.

“Closing Proration Amount” shall have the meaning set forth in Section 2.7.

“Closing Statement” shall have the meaning set forth in Section 3.2(c)(ii).

“Closing Working Capital Amount” shall mean the Working Capital as of the Closing Date set forth on the final Closing Statement.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Competing Business” shall have the meaning set forth in Section 6.11(a)(i).

“Confidential Information” shall have the meaning set forth in Section 6.8(c).

“Confidentiality Agreement” shall mean the confidentiality agreement, dated August 2, 2006, between Chemtura and Lion Chemical Capital, LLC.

“Consent” shall mean a consent, authorization or approval of a Person, or a filing or registration with a Person.

“Contract” shall mean a contract, lease, license, sales order, purchase order, indenture, mortgage, note, bond, warrant, instrument or other agreement, arrangement, understanding or commitment that is binding on a Person or its property.

“Current Liabilities” shall mean all current liabilities of the Sellers reflected in the most recent Pre-Signing Financial Statements and current liabilities of the type described therein arising in the ordinary course and in accordance with this Agreement from September 30, 2006 through the Closing, in each case to the extent arising out of or with respect to the Assets or the Business and determined in accordance with the Calculation Principles, but excluding any current liabilities of the Sellers that (i) are part of the Retained Obligations, (ii) relate to any of the proceedings listed on Schedule 4.12, (iii) arise out of or with respect to the Excluded Assets or (iv) are otherwise contemplated to be retained by the Sellers hereunder.

“Debt Financing” shall have the meaning set forth in Section 5.5(a).

“Designated Agreements” shall mean those agreements specified in Schedule 1.1(e).

“Disclosing Party” shall have the meaning set forth in Section 6.8(d).

“Dollars” or numbers preceded by the symbol “$” shall mean amounts in United States dollars.

“EBITDA” means earnings before taxes, interest income and expense, depreciation and amortization expense, determined in accordance with the Calculation Principles, applied in a manner consistent with the preparation of the Pre-Signing Financial Statements.

“Employee Exhibit” shall mean Exhibit China and any other applicable employee Exhibit pursuant to Section 11.3.

“Encumbrance” shall mean, with respect to the Transferred Owned Real Property, a Lien, lease, license, covenant, option, restriction, easement, servitude, right of way or other encumbrance or title defect.

“Enforceability Limitations” shall mean limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect or general principles of equity.

“Environmental Claim” shall mean any notice or Proceeding commenced by or threatened in writing by a Governmental Authority or Person against any Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, that claims the existence of an Environmental Violation or asserts or alleges any Environmental Liabilities.

“Environmental Law” shall mean all Laws governing or relating to pollution or protection of human health and safety (including worker health and safety) or the environment (including ambient air, surface water, ground water, land, surface or subsurface strata, and natural resources), including: (i) those providing liability in connection with or imposing cleanup, investigatory or remediation obligations relative to any Release or threatened Release of Hazardous Substances; and (ii) those otherwise relating to any environmental aspect of the manufacture, processing, distribution, use, treatment, storage, disposal, emission, discharge, transport or handling of Hazardous Substances (including, without limitation, the federal Occupational Safety and Health Act, and any supernational, regional, state, local or provincial counterparts or analogues thereto).

“Environmental Liability” shall mean any and all Losses, Liabilities, costs (including investigative, monitoring, containment, disposal and remediation costs and court costs and other costs of administrative or judicial proceedings), fines and penalties, judgments, awards or damages (including personal injury and property damages based on or arising out of exposure to Hazardous Substances), natural resource damages and assessments, third party claims, injunctive relief (including the costs of equipment and controls required to restore the operations to compliance with Environmental Law as in effect on the Closing) including fees (including reasonable attorney, expert, engineering and consultant fees) arising under or with respect to (a) any Environmental Laws or (b) any Environmental Violations.

“Environmental Permit” shall mean all Permits under any Environmental Laws for the lawful operation of the Business as it was conducted immediately prior to the Closing Date.

“Environmental Violations” shall mean any and all acts, omissions, conditions, Releases, or incidents related to the operations of the Sellers (before the Closing) or the Purchaser or subsequent owners or operators (after the Closing) at the Geismar Facility or the Monochem Facility or the operations of the Chinese Joint Venture that violate any Environmental Law.

“EPDM Business” shall mean the Sellers’ business of producing, marketing and selling ethylene propylene diene monomer rubber and ethylene propylene copolymer and terpolymer rubber.

“Equity Financing” shall have the meaning set forth in Section 5.5(b).

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“ERISA Group” shall have the meaning set forth in Section 4.17(d).

“Estimated Closing Statement” shall have the meaning set forth in Section 3.2(c)(i).

“Estimated Working Capital Amount” shall have the meaning set forth in Section 3.2(c)(i).

“Evaluation Material” shall have the meaning set forth in Section 13.18.

“Excluded Assets” shall have the meaning set forth in Section 2.4.

“Factored Accounts Receivable” shall mean the Foreign Accounts Receivable that, as of 12:00:01 a.m. (eastern time) on the Closing Date, shall have been converted to cash following the factoring of such receivables by the applicable Sellers pursuant to the General Conditions for Factoring Operations, dated June 25, 2003, between Crompton Chemical S.R.L. and Mediofactoring SpA; General Conditions for Factoring Operations, dated June 25, 2003, between Crompton Europe B.V. and Mediofactoring SpA; General Conditions for Factoring Operations, dated June 25, 2003, between Crompton VA GmbH and Mediofactoring SpA and General Conditions for Factoring Operations, dated June 25, 2003, between Crompton GmbH and Mediofactoring SpA.

“Financeability Letter” shall have the meaning set forth in Section 5.5(a).

“FIRPTA” shall mean the Foreign Investment Real Property Tax Act, as amended.

“Foreign Accounts Receivable” shall mean all Accounts Receivable of Chemtura Italy S.R.L., Chemtura Corporation, S.A. de C.V., Chemtura Industria Quimica do Brasil Limitada, Uniroyal Chemical Europe B.V. and Uniroyal Chemical Taiwan Ltd.

“Foreign Benefit Plans” shall mean any employee benefit plan, contract, program, policy or arrangement (including any type of plan or arrangement described in Section 4.17(a)) for the benefit of any Non-U.S. Employee.

“Foreign Implementation Agreements” means the various agreements to be executed by the Purchaser (or its designated Affiliates), on the one hand, and the applicable Sellers, on the other hand, for the purpose of implementing the transfer and conveyance on the Closing Date of certain Purchased Assets and Assumed Obligations in Mexico and Brazil to the Purchaser (or its designated Affiliates) by the applicable Sellers, if the parties determine that such agreements are necessary in order to comply with applicable Law.

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean accounting principles generally accepted in the United States.

“Geismar Facility” shall mean the Real Property owned by Chemtura and located at 36191 Highway 30, Geismar, Louisiana 70734 and as more particularly described on Schedule 1.1(f), excluding the Geismar Retained Land.

“Geismar Landfill” shall mean the closed landfill at the Geismar Facility, more particularly described as Cell A and Cell B and covered by the RCRA Permit.

“Geismar Response Action Costs” shall mean any and all costs and expenses incurred in connection with the Geismar Response Actions, including: costs and expenses of environmental consultants; costs and expenses of treating and disposing of Hazardous Substances; costs and expenses of conducting sampling and monitoring; and reimbursements of costs and expenses incurred by any Governmental Authority relating to any of the foregoing excluding (a) any lost profits arising from a temporary shutdown of the Geismar Facility in order to undertake any response actions and (b) any internal personnel costs of the Purchaser for overseeing the Geismar Response Action (other than, for the avoidance of doubt, costs that the Purchaser incurs subject to paragraph 2.1 of Schedule 12.9(a)). As used herein, the term “temporary” shall mean a shut down or shut downs of no more than 48 hours total over a running 365 day annual period, but the term “shut down” shall not include any periods of time when the Geismar Facility is shut down for reasons unrelated to the Geismar Response Actions.

“Geismar Response Actions” shall mean those actions conducted under the supervision of any applicable Governmental Authority on or after the Closing Date, to implement RCRA corrective action obligations at the Geismar Facility arising out of actions, events or circumstances that occurred before the Closing Date, including any investigation and/or remediation obligations contained in the Geismar Facility’s Modified Hazardous Waste Post-Closure Permit, dated March 23, 1998, Permit No. LAD008194060-PC-1 (the “RCRA Permit”), and any RCRA Permit renewal.

“Geismar Retained Land” shall mean the parcel of Real Property located in close proximity to the Geismar Facility and as more particularly shown on Schedule 1.1(g).

“Governmental Authority” shall mean any federal, state, provincial, local or foreign government or subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any federal, state, provincial, local or foreign government.

“Governmental Required Consent” shall mean, with respect to a Person, (i) the Chinese Consents related to the transfer of the 100% equity interest in the Chinese Joint Venture from Chemtura to the Purchaser and (ii) the approvals and consents required for the transfer of any Environmental Permit.

“Ground Lease” shall mean a ground lease between Chemtura and the Purchaser providing for the lease by Chemtura to the Purchaser of Building 112 located at the Naugatuck Site in a form to be agreed to between Chemtura and the Purchaser in accordance with Section 6.25.

“Group Contract” shall mean any Contract under which (a) the Business and (b) at least one other business unit of any Seller or any of their respective Affiliates purchase or sell goods or services on a joint basis or otherwise have rights or obligations.

“Hazardous Substance” shall mean any chemical, pollutant, contaminant, waste, toxic or hazardous substance or material, crude oil, petroleum and petroleum products or by-products, polychlorinated biphenyls, asbestos or asbestos-containing materials, lead or lead-based paints or materials, free crystalline silicates or silica, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas), or radioactive material and any and all other terms of similar import, substances, or materials including wastes that are identified, listed, regulated or as to which liability may be imposed at any time under Environmental Laws whether or not such substance or material is defined as hazardous under the Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Person” shall mean the Person or Persons entitled to, or claiming a right to, indemnification under Article 12.

“Indemnifying Person” shall mean the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under Article 12.

“Information and Records” shall have the meaning set forth in Section 2.1(e).

“Initial Purchase Price” shall have the meaning set forth in Section 3.1(a)(i).

“Intellectual Property” shall mean all of the following rights, title, or interest in or arising under the laws of the United States, any state, any other country, or international treaty regime, whether or not filed, perfected, registered, or recorded, including all renewals thereof: (i) certificates of invention and other indicia of invention ownership, patents, patent applications, and patent rights, including any such rights granted upon any reissue, reexamination, division, extension, provisional, continuation, or continuation-in-part applications, and equivalent or similar rights anywhere in the world in inventions and discoveries; (ii) rights associated with works of authorship and literary property rights, including copyrights, copyright applications and copyright registrations, and moral rights; (iii) rights relating to know-how or trade secrets, including ideas, concepts, methods, techniques, inventions (whether patentable or unpatentable), and other works, whether or not developed or reduced to practice, rights in industrial property, customer, vendor, and prospect lists, and all associated information or databases, and other confidential or proprietary information; (iv) trademarks, service marks, logos, images, trade dress, domain names, trade names, and service names, whether or not registered, and the goodwill associated therewith; and (v) any rights analogous to those set forth in the preceding clauses and any other proprietary rights relating to intangible property anywhere in the world, including all intellectual property rights in and to customer lists, databases, data collections, engineering data, manufacturing and production processes and procedures, design documents and analyses, diagrams, documentation, drawings, formulae, marketing plans, methodologies, processes, program listings, protocols, sales data, schematics, specifications, computer data, computer programs and software (in any form including source code and executable or object code), web sites, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as blueprints, compilations of information, instruction manuals, notebooks, prototypes, reports, samples, studies, and summaries).

“Intellectual Property Claim” shall mean the assertion by any Person of a claim (whether asserted in writing, by action, suit or proceeding or otherwise) that any Seller’s ownership, use, marketing, sale or distribution of any Inventory, equipment, Intellectual Property or other Property is violative of any ownership of or right to use any Intellectual Property of such Person.

“Interim Financial Statements” shall have the meaning set forth in Section 6.17(b).

“Inventory” shall mean (a) all supplies, materials and other inventories of raw materials and works-in-progress owned by the Sellers and located at the Geismar Facility, to the extent used or held for use in the Business and (b) all inventories of finished goods owned by the Sellers wherever located, including any inventories on consignment and any inventories located in warehouses or similar facilities, to the extent used in or held for use or sale by or in the Business, other than the Retained PPD Inventory.

“IRS” shall mean the United States Internal Revenue Service.

“Known Pre-Closing Environmental Liabilities” shall mean all Environmental Liabilities, Environmental Claims or Losses including the Geismar Response Action Costs based on, arising out of, or related to the Geismar Landfill, the Wastewater Tank Decommissioning Action Costs, the Phase II, the Sellers’ Financial Assurance Obligations, the AOCs and the SWMUs.

“Law” shall mean (a) the civil code and all treaties, laws, statutes, and ordinances (including common law) of any Governmental Authority and (b) any order, injunction, judgment, directive, rule or regulation of any Governmental Authority of competent jurisdiction, having the effect of law.

“LDEQ” shall mean the Louisiana Department of Environmental Quality.

“Leased Real Property” shall have the meaning set forth in Section 4.8(c).

“Liabilities” shall mean any and all debts, liabilities, obligations, commitments, responsibilities, fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, due or to become due, whenever arising, including any costs, expenses, interest, reasonable attorneys’ fees, disbursements and expense of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof.

“LIBOR Rate” shall have the meaning set forth in Section 3.2(c)(vii).

“License Agreements” shall mean (a) the Chinese Trademark License Agreement and (b) the license agreements pursuant to which the Sellers will license to the Purchaser the Intellectual Property, if any, used in and necessary for the conduct of, or developed primarily for use in, the Business as it is presently conducted and not transferred to the Purchaser as part of the Transferred Intellectual Property, including the Intellectual Property set forth in part A of Schedule 1.1(h), and the license agreement or agreements pursuant to which the Purchaser will license the patents and trademarks set forth in part B of Schedule 1.1(h) to Chemtura, in the case of clause (b) in a form to be agreed to between Chemtura and the Purchaser in accordance with Section 6.25.

“Lien” shall mean, for any property or asset of a Person, a lien, security interest, mortgage, pledge, charge, servitude or encumbrance in, of or on such property or asset in favor of any other Person, except those in favor, or for the benefit, of the Purchaser. The term “Lien” shall also include title exceptions and encumbrances affecting Real Property, including reservations, exceptions, encroachments, easements, servitudes, rights-of-way, covenants, conditions, restrictions and leases.

“Loss” or “Losses” shall mean any and all Liabilities, damages, awards, judgments, losses, settlement payments, Taxes, reasonable costs and reasonable expenses (including reasonable fees for legal, accounting and similar expenses, court costs and other costs of administrative proceedings or litigation), fines or penalties, in each case whether known or unknown, suspected or unsuspected.

“Material Contracts” shall have the meaning set forth in Section 4.14(b).

“Material Customer” shall have the meaning set forth in Section 4.10.

“Material Licenses” shall have the meaning set forth in Section 4.13(b).

“Material Supplier” shall have the meaning set forth in Section 4.10.

“Monochem” shall have the meaning set forth in the Preamble.

“Monochem Business” shall mean the provision of plant utilities services as currently conducted by Monochem.

“Monochem Facility” shall mean the Real Property owned by Monochem and located at 4266 Highway 73, Geismar, Louisiana and as more particularly described on Schedule 1.1(i).

“Naugalube Equipment” shall mean all equipment, machinery and spare parts owned by a Seller and used or held for use exclusively for the production of Naugalube® 438 L and Naugard® FA33 and located at the Geismar Facility, and in each case as set forth on Schedule 1.1(j).

“Naugalube Intellectual Property” shall mean all Intellectual Property owned by a Seller and used or held for use primarily for the production of Naugalube® 438L or Naugard® FA33.

“Naugatuck Equipment” shall have the meaning set forth in Section 2.1(d).

“Naugatuck Site” shall mean the facilities of Chemtura and its Affiliates located in Naugatuck, Connecticut.

“Naugatuck Technical Service Equipment” shall have the meaning set forth in Section 6.13(a).

“Net Working Capital Threshold Amount” shall mean (a) $54,500,000 (comprising (i) Working Capital of the EPDM Business and the Monochem Business of $38,600,000, plus (ii) Accounts Receivable of the Rubber Chemicals Business of $15,900,000), plus (b) $8,900,000 (comprising (i) an estimate of Inventory of the Rubber Chemicals Business of $16,800,000, less (ii) an estimate of Accounts Payable of the Rubber Chemicals Business of $7,900,000), in each case subject to adjustment pursuant to Section 6.29. As of the Closing, the amount in clause (b) of this definition shall be replaced with an amount equal to (A) the actual Inventory of the Rubber Chemicals Business as of the Closing Date as calculated in accordance with the methodology set forth in Schedule 1.1(k), less (B) the actual Accounts Payable of the Rubber Chemicals Business as of the Closing Date as calculated in accordance with the methodology set forth in Schedule 1.1(k).

“Non-Business Portion” shall have the meaning set forth in Section 2.3(c).

“Non-U.S. Employee” shall mean any Business Employee who (a) is employed by the Chinese Joint Venture or (b) whose primary place of employment is in a non-U.S. jurisdiction and who is identified as a Non-U.S. Employee on Schedule 1.1(l).

“Non-U.S. Facilities” shall mean the applicable Seller’s facility located at each of the following locations: (a) K.M. 14.5 Carr. Tampico-Altamira, Col. Laguna De La Puerta, Altamira, Tamaulipas, Mexico; (b) 5333-Caixa Postal 202, Rio Claro, San Paulo, Brazil; (c) 3-1 Hsing King Road, Ta Shi Industrial Zone, Kaoshiung, Taiwan; and (d) Via Pico Della Mirandola No. 8, Latina Scalo, Italy.

“Notice of Acceptance” shall have the meaning set forth in Section 3.2(c)(iii)(A).

“Notice of Disagreement” shall have the meaning set forth in Section 3.2(c)(iii)(B).

“Offered Employees” shall have the meaning set forth in Section 11.1.

“Offers of Employment” shall have the meaning set forth in Section 11.1.

“Other Chemtura Business” shall mean any current or former business or operations of Chemtura or any of its Affiliates other than the Business.

“Outbound Licenses” shall have the meaning set forth in Section 4.13(b).

“Patent Assignment” shall mean a patent assignment by the applicable Seller in favor of the Purchaser substantially in the form set forth in Exhibit F.

“PBGC” shall have the meaning set forth in Section 4.17(d).

“Permit” shall mean all registrations, filings, permits, Consents, licenses, certificates, variances and similar rights granted by or obtained from any Governmental Authority.

“Permitted Liens” shall mean: (a) Liens for Taxes that are not yet delinquent or that are being contested in good faith by appropriate Proceedings for which adequate reserves have been established in accordance with the Calculation Principles and with the past practices of the Business; (b) workers’, mechanics’, materialmen’s, repairmen’s, suppliers’, carriers’ or similar Liens arising in the ordinary course of business with respect to obligations that are not yet delinquent; (c) zoning or other similar governmental restrictions that do not materially impair or interfere with the current use of such real property, leases or leasehold estates or the conduct of the Business; (d) Liens that secure Assumed Obligations and are set forth in Schedule 1.1(m); (e) Liens that do not secure any monetary obligations and that do not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the Business; (f) Liens arising from leases of personal property that are Material Contracts; (g) Liens set forth in Schedule 1.1(m) and (h) easements, servitudes, rights-of-way and any other matters disclosed in the title policies for the Geismar Facility and the Monochem Facility delivered to or obtained by the Purchaser or its lenders in connection with the transactions contemplated by this Agreement and accepted by the Purchaser.

“Person” shall mean any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association or other entity.

“Phase II” shall mean all investigation or monitoring required as part of the RCRA Facility Investigation Phase II Work Plan as approved by the LDEQ in or about November 2006 including any additional investigation, analysis, testing, or studies that arise out of, or relate to the implementation of or any results obtained from or that may be required as a follow-up to the RCRA Facility Investigation Phase II Work Plan.

“Pilot Plant Equipment” shall have the meaning set forth in Section 6.13(b).

“PPD Equipment” shall have the meaning set forth in Section 2.4(r).

“PPD Products” shall mean antiozonant products produced from the chemical intermediate para-amino di-phenyl amine, known as “4ADPA”.

“Pre-Closing Tax Period” shall mean (a) with respect to U.S. federal or state income Taxes related to the Chinese Joint Venture, any Tax period ending on or before the Closing Date and (b) with respect to any other Taxes, any Tax period ending before the Closing Date.

“Pre-Closing Tax Return” shall have the meaning set forth in Section 6.10(a)(i).

“Pre-Signing Financial Statements” shall have the meaning set forth in Section 4.4.

“Premerger Notification Provision” shall mean any provision of foreign Law requiring (a) the submission of information and material to a Governmental Authority responsible for enforcing the antitrust and competition Laws, regulating monopolies, substantial lessening of competition, dominance and cartel conduct and (b) the parties to delay the consummation of the Closing until the termination of a specified waiting period or clearance and/or approval has otherwise been obtained. For the avoidance of doubt, these filings only pertain to competition and not to any other regulatory or national security filing relating to a merger, acquisition or joint venture.

“Privileged Documents” shall mean attorney-work product, attorney-client communications and other items protected by the attorney-client privilege.

“Proceeding” shall mean an action, suit or legal, administrative, arbitral or alternative dispute resolution proceeding.

“Prohibited Product” shall have the meaning set forth in Section 6.11(a)(i).

“Property” shall mean any interest in any kind of property or asset, whether real (immovable), personal (movable) or mixed and whether tangible or intangible.

“Property Taxes” shall have the meaning set forth in Section 6.10(c).

“Proposed Adjustments” shall have the meaning set forth in Section 3.2(c)(iii)(B).

“Proposed Transfer” shall have the meaning set forth in Section 13.6(b).

“Purchase Price” shall have the meaning set forth in Section 3.1(a).

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchased Contracts” shall have the meaning set forth in Section 2.2.

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Confidential Information” shall have the meaning set forth in Section 6.8(c).

“Purchaser Indemnified Party” shall have the meaning set forth in Section 12.2.

“Purchaser Master Supply Agreement” shall mean a master supply agreement between the Purchaser and Chemtura with respect to the supply to Chemtura by the Purchaser of the products set forth on Schedule 1.1(n) produced at the Geismar Facility, substantially in the form set forth in Exhibit G.

“Purchaser’s Financial Assurance Obligations” shall have the meaning set forth in Section 2.5(j).

“Purchaser’s Knowledge” or any similar expression with regard to the knowledge or awareness of or receipt of notice by the Purchaser, shall mean the actual knowledge of any of the Persons listed on Exhibit H after reasonable inquiry of those senior employees of the Purchaser whom such Persons reasonably believe would have actual knowledge of the matters represented.

“Purchaser’s Option” shall have the meaning set forth in Schedule 6.12.

“RCRA” shall have the meaning set forth in Section 2.5(j).

“RCRA Permit” shall have the meaning set forth in the definition of Geismar Response Actions.

“Real Property” means all land and other immovable property, together with all buildings, structures, improvements and fixtures thereon and all servitudes, easements and other rights, benefits and interests appurtenant thereto.

“Receivables Securitization Agreements” means (a) the Fourth Amended and Restated Receivables Sale Agreement, dated as of September 28, 2006, among Crompton & Knowles Receivables Corporation, Chemtura, ABN AMRO Bank N.V. and the other banks and liquidity providers named therein and (b) the Amended and Restated Receivables Purchase Agreement, dated as of September 28, 2006, among Crompton & Knowles Receivables Corporation, Chemtura, Bio-Lab Inc. and Great Lakes Chemical Corporation, as consented to by ABN AMRO Bank N.V.

“Receiving Party” shall have the meaning set forth in Section 6.8(d).

“Reconciliation” shall have the meaning set forth in Section 6.17(a).

“Registered Intellectual Property” shall have the meaning set forth in Section 4.13(a).

“Related Agreement” shall mean any Contract that is to be entered into at the Closing, including the Accounts Payable Note, the Accounts Receivable Note, the Acts of Cash Sale, the Assignment and Assumption Agreement, the Bill of Sale, the Chemtura Master Supply Agreement, the Foreign Implementation Agreements, the Ground Lease, the License Agreements, the Patent Assignment, the Purchaser Master Supply Agreement, the Trademark Assignment and the Transition Services Agreement; provided, however, that, solely for purposes of Article 12 of this Agreement, the term “Related Agreement” shall not include the Chemtura Master Supply Agreement, the Ground Lease, the License Agreements, the Purchaser Master Supply Agreement and the Transition Services Agreement. The Related Agreements executed by a specified Person shall be referred to as “such Person’s Related Agreements,” “its Related Agreements” or other similar expression.

“Release” shall mean any release, spill, emission, overflow, leaking, pumping, pouring, dumping, emptying, discharge, disposing, deposit, injection, escaping, leaching, seepage, infiltration or migration, whether intentional or accidental, authorized or unauthorized, into the environment or into or out of any property.

“Relevant Month” means the most recently completed calendar month ending at least five days prior to the Closing for which Interim Financial Statements shall be delivered to the Purchaser pursuant to Section 6.17(b).

“Representatives” shall mean, as to any Person, such Person’s Affiliates and its and their respective directors, officers, members, employees, agents, advisors (including financial advisors, counsel and accountants), shareholders, owners and controlling persons.

“Restricted Areas” shall have the meaning set forth in Section 12.9(a).

“Retained IT Assets” shall have the meaning set forth in Section 2.4(p).

“Retained Obligations” shall have the meaning set forth in Section 2.6.

“Retained PPD Inventory” shall mean all finished goods inventory of PPD Products located at the Non-U.S. Facilities and owned by a Seller.

“Retained PPD Receivables” shall have the meaning set forth in the definition of Accounts Receivable.

“Retained Product Claims” shall have the meaning set forth in Section 2.6(i).

“Rubber Chemicals Business” shall mean the Sellers’ business of producing, marketing and selling the products set forth on Part A of Schedule 1.1(o) and the Sellers’ business of granulating, marketing and selling the products set forth on Part B of Schedule 1.1(o), but excluding the marketing and sale of Celogen® OT and Celogen® AZ blends for use in any application other than rubber, but including the business conducted by the Chinese Joint Venture.

“SAP Letter Agreement” shall mean the letter agreement, dated December 28, 2006, as amended, between Chemtura Corporation and Lion Chemical Capital, LLC, relating to certain SAP licenses obtained by Chemtura and to be assigned to the Purchaser hereunder and thereunder.

“Seller” shall mean, individually, Chemtura, Chemtura Canada Co./Cie, Chemtura Industria Quimica do Brasil Limitada, Chemtura Italy S.r.l., Chemtura Corporation, S.A. de C.V., Chemtura Netherlands B.V., Monochem and Uniroyal Chemical Taiwan Ltd., and the term “Sellers” shall mean all such entities collectively.

“Seller Confidential Information” shall have the meaning set forth in Section 6.8(a).

“Seller Indemnified Party” shall have the meaning set forth in Section 12.3.

“Seller Plans” shall mean, collectively, the Benefit Plans and the Benefit Programs.

“Sellers’ Financial Assurance Obligations” shall have the meaning set forth in Section 2.6(h).

“Sellers’ Knowledge” or any similar expression with regard to the knowledge or awareness of or receipt of notice by any Seller, shall mean the actual knowledge of any of the Persons listed on Exhibit I after reasonable inquiry of those senior employees of any Seller whom such Persons reasonably believe would have actual knowledge of the matters represented.

“Sellers’ Offsite Environmental Liability” shall mean any Loss, Environmental Claims or Environmental Liabilities resulting from the Release of Hazardous Substances from any Property (i) in connection with the operations of the Sellers at the Geismar Facility or the Monochem Facility or the operations of the Chinese Joint Venture, in each case before the Closing Date, and (ii) at which any Seller (in connection with the operations of the Geismar Facility or the Monochem Facility) by contract, agreement or otherwise arranged for the disposal, storage or treatment of Hazardous Substances generated, owned or possessed by any Seller or the Chinese Joint Venture, including any such arrangement related to the Sellers’ obligations under this Agreement and (iii) at which the Chinese Joint Venture by contract, agreement or otherwise arranged, prior to the Closing Date, for the disposal, storage or treatment of Hazardous Substances generated, owned or possessed by the Chinese Joint Venture.

“Shared Contracts” shall mean those Group Contracts set forth on Schedule 1.1(p).

“Solid Waste Management Unit” or “SWMU” shall mean those areas referred to as “Solid Waste Management Units” in the Phase II and shall include any additional or new Solid Waste Management Units that may arise out of or be designated as a part of the Phase II.

“Straddle Period” means any Tax period that begins before the Closing Date and ends on or after the Closing Date.

“Straddle Period Tax Return” shall have the meaning set forth in Section 6.10(a)(ii).

“Tax” or “Taxes” shall mean (a) all taxes, charges, fees, duties, levies or other assessments (including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, payroll, unemployment and Social Security taxes) which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto (or to the nonpayment thereof), whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing, tax indemnity or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Return” shall mean any report, declaration, statement, return or other information required to be supplied to a Governmental Authority in connection with any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Tax Statute of Limitations Date” shall mean the expiration of the applicable statute of limitations with respect to any Tax, including any extensions thereof (or if such date is not a Business Day, the next Business Day).

“Technology” shall mean trade secrets, proprietary information and know-how, including inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, interpretations of any data, software, firmware, programs, source codes, databases, data collections, customer lists, supplier lists, pricing and cost information, business and marketing plans, manufacturing and production processes, in each case that is not the subject of a patent or patent application or a registration or application for registration with any Governmental Authority.

“Term Sheet” shall have the meaning set forth in Section 5.5(a).

“Third Party Claim” shall have the meaning set forth in Section 12.6.

“Title and Authorization Warranty” shall mean a representation or warranty in Section 4.1, 4.2, 4.6, 4.8(b), 4.13(c)(iv), 4.13(c)(vi), 5.1 or 5.2.

“Title Commitments” shall have the meaning set forth in Section 7.16.

“Title IV Plan” shall have the meaning set forth in Section 4.17(d).

“Trademark Assignment” shall mean a trademark assignment by the Sellers in favor of the Purchaser substantially in the form set forth in Exhibit J.

“Transfer Taxes” shall have the meaning set forth in Section 6.10(d).

“Transferred Employee” shall have the meaning set forth in Section 11.1.

“Transferred Intellectual Property” shall have the meaning set forth in Section 2.1(f).

“Transferred IT Assets” shall have the meaning set forth in Section 2.1(g).

“Transferred IT Contracts” shall have the meaning set forth in Section 2.2(a).

“Transferred Owned Real Property” shall mean the Geismar Facility and the Monochem Facility.

“Transferred Patents” shall have the meaning set forth in Section 2.1(f)(iii).

“Transferred Technology” shall have the meaning set forth in Section 2.1(f)(ii).

“Transferred Trademarks” shall have the meaning set forth in Section 2.1(f)(i).

“Transition Services Agreement” shall mean a transition services agreement in a form to be agreed to between Chemtura and the Purchaser in accordance with Section 6.25.

“UK Employees” shall have the meaning set forth in Section 11.7(a).

“Unknown Pre-Closing Environmental Liabilities” shall mean all Environmental Liabilities, Environmental Claims or Losses based on, arising out of, or related to any acts, events, conditions or circumstances, or occurrences associated with, or arising or occurring in connection with or related to the operations of the Sellers at the Geismar Facility or the Monochem Facility or the operations of the Chinese Joint Venture, in each case before the Closing Date, including any claims based on alleged exposure of any individual or individuals to asbestos or other Hazardous Substances but shall not include the Known Pre-Closing Environmental Liabilities.

“Unresolved Adjustments” shall have the meaning set forth in Section 3.2(c)(iv).

“Unresolved Comments” shall have the meaning set forth in Section 6.29(a)(iii).

“Warranty Costs” shall have the meaning set forth in Section 6.19.

“Warranty Obligations” shall have the meaning set forth in Section 6.19.

“Wastewater Tank” shall have the meaning set forth in Section 6.15.

“Wastewater Tank Decommissioning” shall have the meaning set forth in Section 6.15.

“Wastewater Tank Decommissioning Action Costs” shall mean any and all costs and expenses incurred in connection with the Wastewater Tank Decommissioning, including: costs and expenses of environmental consultants; costs and expenses of treating and disposing of the contents of the Wastewater Tank; costs and expenses of conducting sampling and monitoring; and reimbursements of costs and expenses incurred by or paid to any Governmental Authority relating to any of the foregoing as well as the costs of reasonably removing sludge and bottoms from the wastewater tank referred to as tank WV-302 located on the Geismar Facility.

“Working Capital” shall mean (a) the sum of (i) the amount equal to the Accounts Receivable and the Inventory, in each case net of related reserves and determined in accordance with the Calculation Principles (except in the case of the amount of the Inventory of the Rubber Chemicals Business which shall be determined in accordance with the methodology set forth in Schedule 1.1(k)), but in each case excluding all Excluded Assets, and (ii) the principal amount of the Accounts Receivable Note, minus (b) the sum of (i) the amount equal to the Current Liabilities and (ii) the principal amount of the Accounts Payable Note. Notwithstanding the foregoing, solely for purposes of the preparation of the Estimated Closing Statement pursuant to Section 3.2(c), (A) the amount in clause (a)(ii) of this definition of “Working Capital” shall be the aggregate amount of all Foreign Accounts Receivable (excluding the Factored Accounts Receivable and net of related reserves and VAT taxes) as of 12:00:01 a.m. (eastern time) on the Closing Date and (B) the amount in clause (b)(ii) of this definition of “Working Capital” shall be calculated using the aggregate amount of all Accounts Payable as of 12:00:01 a.m. (eastern time) on the Closing Date determined in accordance with the Calculation Principles (except in the case of Accounts Payable of the Rubber Chemicals Business which shall be determined in accordance with the methodology set forth in Schedule 1.1(k)). For the avoidance of doubt, no assets and liabilities shall be double counted in the above calculation of Working Capital.

“Working Capital Adjustment Amount” shall mean the amount (which may be a positive or negative number) equal to (a) the Closing Working Capital Amount, minus (b) the Estimated Working Capital Amount.

1.2 Other Definitional Provisions and Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits and Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement. Reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Underscored references to Articles, Sections, paragraphs, clauses, Exhibits or Schedules shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Exhibit or Schedule to, this Agreement. Terms, other than those defined or referenced in Section 1.1, may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have the specified meaning throughout this Agreement.

ARTICLE 2.
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF ASSUMED OBLIGATIONS

2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, assign, convey, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from such Seller, and take assignment and delivery from such Seller of, all of such Seller’s right, title and interest in and to the following assets, properties and rights, as the same shall exist on the Closing Date (but excluding the Purchased Contracts and Assigned Permits, which are specifically addressed in Section 2.2, and the Excluded Assets, and excluding the assets, properties and rights of the Chinese Joint Venture) (the “Purchased Assets”):

(a) Inventory. The Inventory;

(b) Transferred Owned Real Property. The Transferred Owned Real Property;

(c) Geismar Equipment. All equipment, machinery, furniture, spare parts, furnishings, tooling, dies, vehicles, office equipment and supplies, computer hardware, corporeal movables and other items of tangible personal property that are owned by a Seller and located at the Geismar Facility;

(d) Naugatuck Equipment. The equipment located at the Naugatuck Site and set forth on Schedule 2.1(d) (the “Naugatuck Equipment”);

(e) Information and Records. Except as otherwise provided in Section 2.4(w), all customer lists, supplier lists, price lists, sales records, invoices, product specifications, advertising materials, cost and pricing manuals, training manuals, engineering data, maintenance schedules, operating and production records, order lists, copies of Tax and financial records and credit records of customers, and other documents (such documents, “Information and Records”) related to the Purchased Assets, Purchased Contracts and Assumed Obligations, including compilations of any of the foregoing, in each case whether in hard copy or electronic format and supplied in their current formats and that (i) are owned by a Seller and used primarily in or have arisen primarily from the conduct of the Business or are necessary for the ongoing operations of the Business (which in the case of Information and Records that are necessary for the ongoing operations of Other Chemtura Businesses will be retained by the Sellers and made available to the Purchaser pursuant to Section 6.6(b)) or (ii) must be delivered to the Purchaser under applicable Law; provided, that (A) the Sellers shall be entitled to retain copies of such Information and Records and (B) where originals of such Information and Records must be retained by any Seller under applicable Law, the Sellers will provide the Purchaser with a copy of the same;

(f) Intellectual Property. Except for patents and patent applications which are addressed in Section 2.1(f)(iii), all Intellectual Property owned by any Seller and used primarily in the Business (the “Transferred Intellectual Property,” which for the avoidance of doubt, includes the Intellectual Property licensed by the applicable Seller to the Chinese Joint Venture except for the following licensed marks: TUEX, MONEX, METHAZATE, BUTAZATE and ETHAZATE), and all rights to sue for past, present and future infringement and remedies related thereto. The Transferred Intellectual Property includes the following:

(i) Trademarks. All trade names, domain names, trademarks, service marks, trade dress and logos owned by any Seller that are used primarily in the conduct of the Business, together with all translations, adaptations, derivations and combinations thereof and all goodwill associated therewith, including the registrations and applications for registration for the foregoing and the material unregistered trademarks set forth on Schedule 2.1(f)(i) (the “Transferred Trademarks”) (it being understood, for the avoidance of doubt, that the Transferred Trademarks shall not include the Chemtura Names);

(ii) Technology. All Technology owned by any Seller that (A) is described on Schedule 2.1(f)(ii) or (B) arose primarily from the conduct of the Business and has been or is currently used or held for use primarily in the Business (the “Transferred Technology”); and

(iii) Patents. All patents and patent applications owned by the Sellers that are set forth on Schedule 2.1(f)(iii) (the “Transferred Patents”).

(g) Transferred IT Assets. All information technology assets, hardware, systems, databases, networks, and infrastructure of any Seller that are used or held for use primarily in the conduct of the Business, including those set forth on Schedule 2.1(g) (the “Transferred IT Assets”);

(h) Accounts Receivable. All Accounts Receivable other than the Foreign Accounts Receivable;

(i) Goodwill. All of the customer relationships and related goodwill of the Sellers to the extent resulting from the conduct of the Business by the Sellers (it being understood, for the avoidance of doubt, that such goodwill shall not include any goodwill associated with the Chemtura Names, Other Chemtura Businesses or Excluded Assets or any goodwill to the extent associated with continuing customers of Other Chemtura Businesses);

(j) Monochem. All of the assets, properties and rights of Monochem;

(k) Chinese Joint Venture. All of Chemtura’s equity interest in the Chinese Joint Venture; and

(l) Other Business Assets. All assets (real or personal, tangible or intangible), other than those of a nature or type described in the foregoing clauses (a) through (k), owned by a Seller and used primarily in the EPDM Business or the Rubber Chemicals Business, but excluding the PPD Equipment.

Notwithstanding the foregoing, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any of the Liabilities of the Sellers related to the Purchased Assets unless the Purchaser expressly assumes any such Liabilities pursuant to Section 2.5.

2.2 Assignment of Permits and Contracts. Except as provided in Sections 2.3 and 2.4, upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall assign and transfer to the Purchaser, and the Purchaser shall take assignment of, all of such Seller’s right, title and interest in and to all Permits related to the Business or the Assets to the extent such Permits are transferable by such Seller (including the Permits listed on Schedule 2.2 but excluding Permits of the Chinese Joint Venture) (collectively, the “Assigned Permits”), and in and to the following Contracts or contractual rights of such Seller (excluding, in each case, Contracts to which the Chinese Joint Venture is a party but no Seller is a party or contractual rights solely of the Chinese Joint Venture) (such Contracts and contractual rights, the “Purchased Contracts”):

(a) Transferred IT Contracts. All Contracts for the provision of software, hardware, systems, networks, infrastructure, communications, support and information technology that are used primarily in the conduct of the Business, including those set forth on Schedule 2.2(a) (the “Transferred IT Contracts”);

(b) Other Contracts. Other than the Shared Contracts, the other Contracts related to the Business set forth on Schedule 2.2(b) and all other Contracts relating primarily to the Business (it being understood that, on the fifth Business Day prior to the Closing, the Sellers shall provide the Purchaser with an updated version of Schedule 2.2(b) reflecting the Contracts relating primarily to the Business that were entered into by a Seller on or after the date of this Agreement not in violation of Section 6.2 of this Agreement);

(c) Non-Disclosure Obligations. Except to the extent related to the Excluded Assets or Retained Obligations, all non-disclosure, confidentiality and similar obligations owed to any Seller to the extent related to the Business, including confidentiality agreements related to the sale of the Business (other than confidentiality agreements related to the sale of the Business the assignment or disclosure of which to the Purchaser would constitute a breach thereof);

(d) Claims. Except to the extent related to the Excluded Assets or Retained Obligations, all warranty rights and indemnities against third parties, in each case to the extent arising from the conduct of the Business by any Seller and not arising under rights of subrogation under a Seller Plan;

(e) Employee Non-Compete and Confidentiality Obligations. All rights with respect to any obligation of any Business Employee owed to any Seller to refrain from competing with the Business or to keep information regarding the Business confidential, in each case to the extent such rights are transferable; and

(f) Shared Contracts. Subject to Section 2.3(c), Sellers’ rights under the Shared Contracts to the extent relating to the conduct of the Business.

2.3 Certain Provisions Regarding Assignments.

(a) Anything in this Agreement to the contrary notwithstanding, neither this Agreement nor any of the actions taken hereunder shall constitute an assignment or an agreement to assign or transfer any Purchased Contract or any claim, right, benefit or obligation thereunder or resulting therefrom if (i) an assignment or transfer thereof, without the Consent of a third party thereto, would constitute a breach or violation thereof, result in a material loss or diminution thereof or impose any Liability on any Seller and (ii) such Consent is not obtained at or prior to the Closing, in which case the provisions of Section 2.3(b) will apply.

(b) If the parties are not successful in obtaining a required third party Consent with respect to any Purchased Contract as contemplated by Section 2.3(a) at or prior to the Closing, then until such time as such Consent is obtained (i) the Purchaser shall be entitled to the benefits of any such Contract accruing after the Closing to the extent (and only to the extent) that the applicable Seller may provide such benefits (y) without violating the terms of such Contract and (z) without incurring any material expense (unless the Purchaser has committed to promptly reimburse the applicable Seller therefor) or otherwise taking any material actions or measures (such as hiring additional employees) and (ii) the Purchaser shall perform at its sole expense the obligations of the applicable Seller to be performed after the Closing under such Contract to the extent (and only to the extent) the applicable Seller is providing benefits under such Contract to the Purchaser in accordance with clause (i) of this Section 2.3(b). The terms of this Section 2.3(b) shall not apply with respect to Shared Contracts, it being understood that the treatment of Shared Contracts is addressed in Section 2.3(c).

(c) Prior to the Closing and consistent with applicable Law, each Seller and the Purchaser shall use their commercially reasonable efforts to work together (and, if necessary and desirable, to work with the third parties party to the Shared Contracts) in an effort to (i) divide, modify and/or replicate (in whole or in part) the respective rights and obligations under and in respect of the Shared Contracts and (ii) if possible, novate the respective rights and obligations under and in respect of the Shared Contracts, such that, effective as of the Closing, (A) the Purchaser is the beneficiary of the rights and is responsible for the obligations related to that portion of the Shared Contract included in the Purchased Contracts (the “Business Portion”) (so that, after the Closing, the applicable Seller shall have no rights or obligations with respect to the Business Portion of the Shared Contract) and (B) the applicable Seller is the beneficiary of the rights and is responsible for the obligations related to the Shared Contract other than the Business Portion (the “Non-Business Portion”) (so that, after the Closing, the Purchaser shall have no rights or obligations with respect to the Non-Business Portion of the Shared Contract). If the parties are not able to enter into an arrangement to formally divide, modify and/or replicate one or more Shared Contracts prior to the Closing as contemplated by the previous sentence, then (1) the Purchaser shall be entitled to the benefits of the Business Portion of any such Shared Contract accruing after the Closing to the extent (and only to the extent) that the applicable Seller may provide such benefits (y) without violating the terms of such Shared Contract and (z) without incurring any material expense (unless the Purchaser has committed to promptly reimburse the applicable Seller therefor) or otherwise taking any material actions or measures (such as hiring additional employees) and (2) the Purchaser shall perform at its sole expense the obligations of the applicable Seller to be performed after the Closing under the Business Portion of such Shared Contract to the extent (and only to the extent) the applicable Seller is providing benefits under such Shared Contract to the Purchaser in accordance with clause (1) of this Section 2.3(c).

2.4 Excluded Assets. Notwithstanding the provisions of Sections 2.1 and 2.2, no Seller shall sell, assign, convey, transfer or deliver to the Purchaser, and the Purchaser shall not purchase, acquire or take assignment or delivery of, any assets, properties or rights other than the Assets (collectively, the “Excluded Assets”). Without limiting the foregoing, the Excluded Assets shall include:

(a) Cash. All cash, certificates of deposit, bank deposits, negotiable instruments, marketable securities and other cash equivalents, together with all accrued but unpaid interest thereon;

(b) Real Property. All Real Property owned by the Sellers and their Affiliates, other than the Transferred Owned Real Property;

(c) Chemtura Names. The Chemtura Names and all goodwill associated therewith;

(d) Tax Refunds; Tax Returns. All claims for and rights to receive refunds, rebates or similar payments of Taxes to the extent such Taxes were paid by or on behalf of any Seller or any of its Affiliates (other than the Chinese Joint Venture), all Tax Returns and all notes, worksheets, files or documents relating thereto;

(e) Corporate Records. All minute books and corporate records of the Sellers or any of their Affiliates (other than the Chinese Joint Venture), whether in hard copy or electronic format;

(f) Employee Records. All personnel, employee compensation, medical and benefits and labor relations records relating to employees or past employees of the Sellers or any of their Affiliates (other than the Chinese Joint Venture), whether in hard copy or electronic format; provided, however, that the Sellers shall deliver to the Purchaser copies of such records for employees who are Transferred Employees (i) as to the Transferred Employees that are Non-U.S. Employees, upon a showing of employee consent to such delivery, and (ii) as to the other Transferred Employees, unless such employee’s consent is required by Law therefor, in which event such records shall not be made available to the Purchaser without such employee’s consent to such delivery;

(g) Other Records. All books and records not transferred pursuant to Section 2.1(e), including financial records, in each case whether in hard copy or electronic format;

(h) Sale Documents. Except as otherwise provided in Section 2.1(e), books and records prepared or received in connection with the proposed sale of the Business, including offers received from prospective purchasers, and the right, title and interest of the Sellers under this Agreement or any Related Agreement;

(i) Disposed Assets. All assets sold or otherwise disposed of, and rights expiring or terminated, in the ordinary course of business and not in violation of this Agreement during the period from the date of this Agreement until the Closing Date;

(j) Insurance. Any insurance policies or insurance coverage relating to the Assets or the Business and any prepaid insurance assets or insurance receivables related thereto;

(k) Intercompany Agreements. Except as set forth on Schedule 2.4(k), all Contracts solely between the Sellers or any Seller (on the one hand) and any one or more Affiliates (other than the Chinese Joint Venture) of any Seller (on the other hand);

(l) Group Contracts. All Group Contracts other than the respective Business Portions of the Shared Contracts;

(m) Intellectual Property. All right, title and interest in or to any Intellectual Property or other intangible property or rights owned by, or leased or licensed to, any Seller or any of their Affiliates (other than the Chinese Joint Venture) (such excluded Intellectual Property to include the Naugalube Intellectual Property and the Intellectual Property related to B-Nine® and Maleic Hydrazides), other than the Transferred Intellectual Property, the Transferred IT Contracts, any Purchased Contracts relating to Intellectual Property and the rights of the Purchaser under the License Agreements;

(n) Non-Disclosure Obligations. All non-disclosure, confidentiality and similar rights or obligations to the extent related to any Other Chemtura Business;

(o) Employee Non-Compete Obligations. All rights with respect to any obligation of any Business Employee to refrain from competing with any Other Chemtura Business;

(p) Retained IT Assets. The information technology assets, systems, networks and Contracts of any Seller that are not used or held for use primarily in connection with the Business, including as set forth on Schedule 2.4(p) (the “Retained IT Assets”);

(q) Rubicon. All right, title and interest of Chemtura and its Affiliates in and to Rubicon LLC;

(r) PPD Equipment. All equipment and machinery that are owned by a Seller and used or held for use in the Rubber Chemicals Business exclusively in the production of PPD Products at the Non-U.S. Facilities (the “PPD Equipment”);

(s) Claims. All warranty rights and indemnities against third parties, in each case to the extent related to the Excluded Assets or Retained Obligations;

(t) Benefit Plans. All of the Seller Plans;

(u) Retained PPD Assets. The Retained PPD Inventory and the Retained PPD Receivables;

(v) Foreign Accounts Receivable. The Foreign Accounts Receivable;

(w) Privileged Documents. Any Privileged Documents to the extent relating to any Excluded Asset or any Retained Liability; and

(x) Other Assets. All other assets (real or personal, tangible or intangible) and Contracts of the Sellers not included in the Purchased Assets, Assigned Permits or Purchased Contracts.

None of the Excluded Assets shall be included in the term “Assets,” “Purchased Assets,” “Purchased Contracts,” “Assigned Permits” or any other term defined in Section 2.1 or 2.2.

2.5 Assumed Obligations. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Purchaser shall assume and agree to pay, perform and discharge only the following Liabilities of the Sellers and their Affiliates (the “Assumed Obligations”):

(a) Current Liabilities. All Current Liabilities;

(b) Purchased Contracts. All Liabilities under the Purchased Contracts, including the Business Portion of the Shared Contracts, relating to the period after the Closing (subject to Section 2.5(c));

(c) Product Claims. Except for Environmental Liabilities, which are excluded from this Section 2.5(c),

(i) subject to clause (iii) below, all Liabilities arising with respect to the products produced by or on behalf of the Purchaser after the Closing or the services of the Business delivered or provided by or on behalf of the Purchaser after the Closing, in each case whether arising under warranty, contract, equity, tort, strict liability, product liability, statute or otherwise;

(ii) all Liabilities with respect to any product of the Business produced by or on behalf of any Seller prior to the Closing and sold or delivered by or on behalf of the Purchaser after the Closing (whether arising under warranty, contract, equity, tort, strict liability, product liability, statute or otherwise), to the extent that:

(A) the Purchaser has changed in any substantive manner the terms or scope of any product warranty associated with such product from the applicable warranty offered by the Business as of the date hereof or, at the Purchaser’s election, as of the Closing;

(B) a product produced by or on behalf of the Purchaser after the Closing and having the same product specifications as the applicable product produced by or on behalf of a Seller prior to the Closing was sold or delivered by or on behalf of the Purchaser or the Business on a date earlier than the date of sale or delivery of such product produced by or on behalf of a Seller; or

(C) such product was sold or delivered by or on behalf of the Purchaser or the Business following the first anniversary of the Closing Date, provided that such period of sale or delivery shall be extended to 18 months following the Closing Date with respect to those products of the Business on which Chemtura and the Purchaser shall agree on or prior to the Closing (together with any other products of the Business on which the parties are unable to agree, so long as the Purchaser has a good faith basis for so extending such period);

(iii) all Liabilities with respect to any Flexzone® 7-L products produced by or on behalf of the Seller prior to the Closing that are commingled with Flexzone® 7-L products produced by or on behalf of the Purchaser after the Closing (whether arising under warranty, contract, equity, tort, strict liability, product liability, statute or otherwise), to the extent that:

(A) such Flexzone® 7-L products produced by the Purchaser after the Closing are determined, following an investigation by the parties, not to have conformed to the Purchaser’s product specifications; or

(B) such Flexzone® 7-L product was sold or delivered by or on behalf of the Purchaser following the 20th day after the Closing Date;

(d) Employee Obligations. All Liabilities to or with respect to the Transferred Employees occurring after the Closing and relating solely to the period after the Closing, except as provided in Article 11 or any Employee Exhibit;

(e) Permits. All Liabilities under the Assigned Permits relating to the period after the Closing;

(f) Intellectual Property Liabilities. All Liabilities in connection with the Transferred Intellectual Property relating to the period after the Closing;

(g) Taxes. All Taxes, fees and other amounts for which the Purchaser is responsible pursuant to Sections 6.10(b), (c) and (d);

(h) Permitted Liens. All Liabilities under the Permitted Liens relating to the period after the Closing;

(i) Environmental Liabilities. All Environmental Liabilities that are the responsibility of the Purchaser under Section 12.9; and

(j) Financial Assurance. All Liabilities with respect to financial assurance and any closure obligations under the Resource Conservation and Recovery Act (“RCRA”), or any state equivalent, related to (i) the Drum Storage Area, tank PR 202, tank PV-42 (to the extent operated after the Closing) and the Trilene Gel Tank, (ii) any other unit operated by the Purchaser and regulated under the RCRA Permit, a subsequent Permit issued pursuant to RCRA or interim status, including, for the avoidance of doubt, all financial assurance obligations associated with the closure of any such units pursuant to RCRA and (iii) any requirement to provide financial assurance for corrective obligations under the RCRA Permit, a subsequent Permit issued pursuant to RCRA or interim status to the extent of the Purchaser’s obligations under Section 12.9 (“Purchaser’s Financial Assurance Obligations”).

2.6 Retained Obligations. Notwithstanding any other provision of this Agreement, except for the Assumed Obligations, the Purchaser shall not assume or otherwise be liable or responsible for any other Liabilities of the Sellers or their Affiliates (collectively, the “Retained Obligations”). Without limiting the generality of the foregoing, the Retained Obligations shall include the following:

(a) Taxes. All Liabilities for Taxes imposed on or relating to the Business or the Assets for any taxable period or portion thereof ending prior to the Closing Date, and any Liabilities for Taxes imposed on or relating to any Seller for any period, except that Taxes governed by Sections 6.10(b), (c) and (d) shall be allocated between the Sellers and the Purchaser as set forth therein;

(b) Accounts Payable. All accounts and notes payable of the Business as of the Closing and all related accruals (“Accounts Payable”);

(c) Pre-Closing Operation of the Business. Other than the Liabilities assumed by the Purchaser pursuant to Section 2.5, all Liabilities to the extent arising out of the ownership or operation of the Business or the Assets by any Seller or any of its Affiliates prior to the Closing;

(d) Employee Liabilities. All Liabilities of any Seller or any of its Affiliates to or with respect to its employees, including the Business Employees, except as provided in Article 11 or any Employee Exhibit.

(e) Antitrust Proceedings. All Liabilities to the extent arising out of or related to private and governmental antitrust or competition law Proceedings arising out of the sale of any product or service related to the Business prior to the Closing, including those set forth on Schedule 4.12;

(f) Sellers’ Offsite Environmental Liabilities. All Sellers’ Offsite Environmental Liabilities;

(g) Environmental Liabilities. All Environmental Liabilities that are the responsibility of the Sellers under Section 12.9;

(h) Financial Assurance. All Liabilities with respect to financial assurance and any closure obligations under RCRA, or any state equivalent, related to: (i) the Toluene Tar Tank, the incinerator, the Geismar Landfill, the UBOB tank, tank PV-42 (to the extent it is not operated after the Closing), including, for the avoidance of doubt, all financial assurance obligations associated with the closure of any such units pursuant to the RCRA, and (ii) any requirement to provide financial assurance for the corrective obligations under the RCRA Permit, a subsequent Permit issued pursuant to RCRA or interim status to the extent of the Seller’s obligations under Section 12.9 (“Sellers’ Financial Assurance Obligations”);

(i) Product Claims. Except to the extent specifically assumed by the Purchaser pursuant to Section 2.5(c)(ii) or (iii), all Liabilities arising with respect to the services of the Business delivered or provided prior to the Closing and the products produced or sold by any Seller prior to the Closing and whether arising under warranty, contract, equity, tort, strict liability, product liability, statute or otherwise, but excluding Environmental Liabilities (the “Retained Product Claims”);

(j) Excluded Assets. All Liabilities of any Seller or any of its Affiliates to the extent arising out of or related to the Excluded Assets; and

(k) Monochem. Other than Liabilities assumed by the Purchaser pursuant to Section 2.5, all Liabilities of Monochem.

2.7 Prorations. Each Seller and the Purchaser agree that all of the items listed below relating to the Business or the Assets will be prorated as of the Closing Date on a per diem basis, with the applicable Seller liable to the extent such items relate to any time period up to and including the Closing Date and the Purchaser liable to the extent such items relate to periods after the Closing Date (it being understood that the proration of Taxes is addressed in Section 6.10):

(a) rents, license fees, registration fees and other items payable periodically under any Purchased Contract (any such amounts that are paid on a monthly basis shall be prorated solely for the month of Closing);

(b) the amount of any registration fees or similar charges which in any case are payable periodically by the applicable Seller with respect to any of the Assigned Permits (any such amounts that are paid on a monthly basis shall be prorated solely for the month of Closing); and

(c) the amount of sewer rents and charges for water, electricity and other utilities and fuel (any such amounts that are paid on a monthly basis shall be prorated solely for the month of Closing).

For the avoidance of doubt, no amount included within the Working Capital Adjustment Amount shall be included in the prorations pursuant to this Section 2.7. At least five Business Days prior to the Closing, the Sellers shall deliver to the Purchaser a written statement setting forth the actual (to the extent available at the Closing Date) or estimated amounts in respect of the items described above that are to be prorated as well as the Taxes that are to be prorated pursuant to Section 6.10 (the aggregate of such actual amounts, after being agreed to by the Purchaser, being the “Closing Proration Amount”). On the Closing Date, Chemtura or the Purchaser, as applicable, shall pay to the other party the Closing Proration Amount. To the extent that the actual amounts for any items to be prorated are not available at the Closing Date, the proration of such amounts shall be calculated and appropriate adjustments shall be paid by Chemtura or the Purchaser, as applicable, as soon as reasonably practicable after the actual amounts become available. The Sellers and the Purchaser shall furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustments and proration calculations made pursuant to this Section 2.7.

ARTICLE 3.
PURCHASE PRICE; ADJUSTMENT; ALLOCATION

3.1 Payment of Purchase Price.

(a) In addition to the assumption by the Purchaser of the Assumed Obligations, the Purchaser shall pay to Chemtura, in consideration for the Assets, a purchase price equal to the sum of the following (the “Purchase Price”):

(i) an amount equal to (A) $162,500,000, less (B) the amount of the Factored Accounts Receivable (net of related reserves and VAT taxes) as reflected on the Estimated Closing Statement and discounted proportionately at an annual rate of seven percent (7%) from the scheduled payment dates set forth in the Accounts Receivable Note, in immediately available funds, subject to adjustment pursuant to Section 3.2 (the “Initial Purchase Price”); and

(ii) a promissory note in original principal amount equal to the aggregate amount of all Accounts Payable as reflected on the Estimated Closing Statement issued by the Purchaser to Chemtura substantially in the form set forth in Exhibit K (the “Accounts Payable Note”), such promissory note shall (1) have a term of 90 days, (2) be payable bi-weekly in equal installments, (3) be unsecured and (4) bear no interest.

(b) All payments made hereunder shall be made in accordance with Section 13.4 and to such account or accounts as the receiving party shall designate in writing to the paying party not less than two Business Days prior to the applicable payment date.

3.2 Purchase Price Adjustments.

(a) Capital Expenditures Adjustments.

(i) If (A) the aggregate amount of actual capital expenditures made or accrued by the Business during the period beginning on January 1, 2007 and ending on the Closing Date is (B) less than the budgeted capital expenditures for the same period as set forth on the 2007 Budget, then (C) the Initial Purchase Price will be reduced by the amount of such deficiency.

(ii) If (A) the capital expenditures made or accrued by the Business during the year ended December 31, 2006, determined in accordance with the Calculation Principles and as set forth on the Reconciliation, is (B) less than $7.5 million, then (C) the Initial Purchase Price will be reduced by the amount of such deficiency.

(b) Additional Adjustments. The Initial Purchase Price shall be subject to further possible adjustments pursuant to Schedule 3.2(b).

(c) Working Capital Adjustment.

(i) No more than five and no less than three Business Days prior to the Closing Date, the Sellers will prepare and deliver to the Purchaser a calculation and statement of the estimated Working Capital as of 12:00:01 a.m. (eastern time) on the Closing Date (the “Estimated Closing Statement”). The Sellers will prepare the Estimated Closing Statement in good faith, in accordance with the Calculation Principles, and using the same level of prudence as used in the preparation of the Audited Special Purpose Financial Statements, subject to the Purchaser’s good faith review and reasonable satisfaction. If the Working Capital as set forth on the Estimated Closing Statement (the “Estimated Working Capital Amount”) is less than the Net Working Capital Threshold Amount, then the Initial Purchase Price will be reduced by the amount of such deficiency. If the Estimated Working Capital Amount is greater than the Net Working Capital Threshold Amount, then the Initial Purchase Price will be increased by the amount of such excess.

(ii) As soon as practicable but in no event later than 90 days following the Closing Date, the Purchaser will prepare and deliver to Chemtura a calculation and statement of the Working Capital as of 12:00:01 a.m. (eastern time) on the Closing Date and the proposed Working Capital Adjustment Amount (the “Closing Statement”). In connection with the preparation of the initial draft of the Closing Statement and only if a shutdown of the Geismar Facility would not be reasonably required in connection therewith, Chemtura and the Purchaser (and, if desired, their respective outside experts) shall cooperate in taking a physical inventory of the Inventory located at the Geismar Facility on a date not earlier than three days prior to the Closing Date, and shall obtain confirmation letters from each location where Inventory was held as of the Closing Date. The Purchaser will prepare the Closing Statement in good faith in accordance with the Calculation Principles, applied in a consistent manner with, and using the same level of prudence as used in the preparation of, the Audited Special Purpose Financial Statements.

(iii) Chemtura shall review the initial draft of the Closing Statement during the 30-day period commencing on the date that Chemtura receives the initial draft of the Closing Statement. At or prior to the end of such 30 day period, Chemtura may deliver a notice to the Purchaser either:

(A) confirming that no adjustments are proposed by Chemtura to the initial draft of the Closing Statement (a “Notice of Acceptance”); or

(B) to the effect that Chemtura disagrees with the initial draft of the Closing Statement (a “Notice of Disagreement”), specifying the nature of such disagreement and the adjustments that Chemtura seeks to the initial draft of the Closing Statement (collectively, the “Proposed Adjustments”).

(iv) To the extent that there are any Proposed Adjustments, the Purchaser will, no later than 30 days after its receipt of the Proposed Adjustments, notify Chemtura which of the Proposed Adjustments it accepts (if any) and which of the Proposed Adjustments it rejects (if any). Chemtura and the Purchaser shall seek in good faith to resolve any differences that remain in relation to the Proposed Adjustments and to reach agreement in writing on any Proposed Adjustments not accepted by the Purchaser. If any of the Proposed Adjustments are not so resolved (the “Unresolved Adjustments”) within 30 days after Chemtura’s receipt of the Purchaser’s notice relating to the Proposed Adjustments, the Unresolved Adjustments shall be submitted at the request of either Chemtura or the Purchaser to a mutually acceptable internationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing (the “Accounting Firm”) for arbitration. The scope of the review by the Accounting Firm shall be limited to (i) a determination of whether the Unresolved Adjustments are appropriate taking into account the standards of preparation of the initial draft of the Closing Statement as set forth in Section 3.2(c)(ii) and (ii) based on its determinations of the matters described in clause (i) and taking into account the Proposed Adjustments previously accepted by the Purchaser, if any, the delivery of a final Closing Statement including the final Working Capital Adjustment Amount. The Accounting Firm is not to make or be asked to make any determination other than as set forth in the previous sentence. Chemtura and the Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render its written decision resolving the matters submitted to it as promptly as practicable after such submission of the Unresolved Adjustments. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The Purchaser shall bear and pay a portion of the fees and disbursements of the Accounting Firm determined by multiplying (1) the fees and disbursements of the Accounting Firm by (2) a quotient equal to (X) the total amount of the Proposed Adjustments that are ultimately applied to the Closing Statement, whether because such adjustment was accepted by the Purchaser or applied by the Accounting Firm in determining the final Closing Statement, divided by (Y) the total amount of the originally Proposed Adjustments. Chemtura shall bear the amount of the fees and disbursements of the Accounting Firm that are not the responsibility of the Purchaser as set forth in the preceding sentence. The fees and disbursements (if any) of the Purchaser’s outside experts incurred in connection with the preparation and certification of the initial draft of the Closing Statement and their review of any Proposed Adjustments or Unresolved Adjustments shall be borne by the Purchaser, and the fees and disbursements (if any) of Chemtura’s outside experts incurred in connection with their review of the draft Closing Statement and any Proposed Adjustments or Unresolved Adjustments shall be borne by Chemtura.

(v) The Closing Statement shall become final and binding on all parties, and shall have the effect of an arbitral award, upon the earliest of (i) the date that a Notice of Acceptance is delivered to the Purchaser pursuant to Section 3.2(c)(iii)(A) (in which case the final Working Capital Adjustment Amount shall be as set forth in the Closing Statement delivered pursuant to Section 3.2(c)(ii)), (ii) the date that is one day after the 30 day review period specified in Section 3.2(c)(iii) has ended if no Notice of Disagreement has been delivered to the Purchaser pursuant to Section 3.2(c)(iii)(B) during such 30 day period (in which case the final Working Capital Adjustment Amount shall be as set forth in the Closing Statement delivered pursuant to Section 3.2(c)(ii)), (iii) the date of an agreement in writing by the Sellers and the Purchaser that the Closing Statement, together with any modifications thereto agreed by the Sellers and the Purchaser, are final and binding (in which case the final Working Capital Adjustment Amount shall be as so agreed upon by the parties) and (iv) the date on which the Accounting Firm resolves in writing any disputed matters (in which case the final Working Capital Adjustment Amount shall be as determined by the Accounting Firm pursuant to Section 3.2(c)(iv)).

(vi) Each of the Sellers, on the one hand, and the Purchaser, on the other hand, shall reasonably cooperate with each other and provide the other (and such other’s independent auditors) with reasonable access to any books, records, working papers and employees as the other may reasonably request, in each case in connection with the preparation and review of the Closing Statement pursuant to this Section 3.2(c).

(vii) The Purchase Price shall be increased by the absolute value of the final Working Capital Adjustment Amount if the final Working Capital Adjustment Amount is positive and decreased by the absolute value of the final Working Capital Adjustment Amount if the final Working Capital Adjustment Amount is negative. If the final Working Capital Adjustment Amount is a negative number, the Sellers shall, within two Business Days after the Closing Statement becomes final and binding on the parties (as provided in Section 3.2(c)(v)), make payment by wire transfer in immediately available funds to one or more accounts designated by the Purchaser of the absolute value of such amount together with a sum equivalent to interest thereon at a rate equal to the LIBOR Rate, accrued from the Closing Date to and including the date of payment and calculated on the basis of the actual number of days elapsed divided by 360. If the final Working Capital Adjustment Amount is a positive number, the Purchaser shall, within two Business Days after the Closing Statement becomes final and binding on the parties (as provided in Section 3.2(c)(v)), make payment by wire transfer in immediately available funds to an account designated by Chemtura of the absolute value of such amount together with a sum equivalent to interest thereon at a rate equal to the LIBOR Rate, accrued from the Closing Date to and including the date of payment and calculated on the basis of the actual number of days elapsed divided by 360. “LIBOR Rate” shall mean the closing rate of interest announced publicly by the British Bankers Association as its three month LIBOR rate for U.S. dollars on the Business Day preceding the date of determination, which for purposes of this Section 3.2(c)(vii) shall be the day the Closing Statement becomes final and binding on the parties (as provided in Section 3.2(c)(v)). The parties agree that any amounts paid pursuant to this Section 3.2(c)(vii) shall be allocated in a manner that is consistent with the allocation of the Purchase Price pursuant to Section 3.4.

3.3 Withholding. The Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller such amounts as the Purchaser is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of whom such deduction and withholding was made by the Purchaser.

3.4 Allocation of Consideration for Assets. Following the Closing, Chemtura and the Purchaser shall use commercially reasonable efforts to agree on an allocation of the Purchase Price, together with all Assumed Obligations assumed by Purchaser, among the Assets, the Accounts Receivable Note and the Purchaser’s Option in accordance with section 1060 of the Code. If Chemtura and the Purchaser are not able to agree on such allocation prior to the date that is four months after the Closing Date, Chemtura and the Purchaser shall jointly retain an appraiser to value the Assets and prepare such allocation, with the cost of, and any expenses associated with, such appraisal to be borne fifty percent by the Sellers and fifty percent by the Purchaser. Following the final determination of the allocation, each of the Purchaser and the Sellers shall (and shall cause their respective Affiliates to) file all necessary Tax Returns and other forms (including Internal Revenue Service Form 8594) to report the transactions contemplated herein for U.S. federal, state, local and non-United States income Tax purposes in accordance with such allocation, and shall not take any position inconsistent with such allocation (or any adjustment to such allocation). Any adjustment to the Purchase Price for the Assets shall be allocated as provided in Treasury Regulation section 1.1060-1 and, in the event of such adjustment, the Purchaser and the Sellers agree to revise and amend such allocation and Form 8594 within 30 days of such adjustment. Notwithstanding the foregoing, prior to the Closing, Chemtura and the Purchaser shall agree upon the portion of the Purchase Price to be allocated to the Transferred Owned Real Property (which allocation shall be comprised only of a portion of the Initial Purchase Price) so that the applicable Act of Cash Sale may reflect such amount and recite that it was received all in cash and for purposes of determining the fair market value of the Transferred Owned Real Property pursuant to Section 6.17, and such allocation shall not be modified after the Closing without the prior written agreement of Chemtura and the Purchaser.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers, jointly and severally, represent and warrant to the Purchaser as follows:

4.1 Due Organization. Each Seller and the Chinese Joint Venture (a) is a corporation, limited liability company, limited liability corporation or private company with limited liability (as the case may be) duly organized, validly existing and, solely with respect to those of such entities that are domiciled in jurisdictions that recognize the concept of good standing, in good standing under the laws of the jurisdiction of its formation, (b) has the requisite power and authority to own, operate and lease its properties and to conduct its business as presently conducted, and (c) other than such jurisdictions in which the failure to be qualified or in good standing would not reasonably be expected to have a Business Material Adverse Effect, is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction that recognizes the concept of good standing and in which its ownership of Assets and its historic conduct of the Business makes such qualification necessary.

4.2 Due Authorization. Each Seller has full corporate, limited liability company, limited liability corporation or private company with limited liability (as the case may be) power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller of this Agreement and its Related Agreements and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, including the approval (if required) of the board of directors (or similar governing body) of such Seller. Each Seller has duly and validly executed and delivered this Agreement and, at or prior to the Closing, such Seller will have duly and validly executed and delivered each of its Related Agreements. Assuming the due authorization, execution and delivery of this Agreement and its Related Agreements by the Purchaser, this Agreement constitutes, and each Related Agreement will upon the Closing constitute, the legal, valid and binding obligation of each Seller party thereto, enforceable against it in accordance with its respective terms, subject to the Enforceability Limitations.

4.3 Consents and Approvals; Authority Relative to this Agreement.

(a) Except (i) for the Governmental Required Consents and (ii) as set forth on Schedule 4.3(a), no material Consent of or with any Governmental Authority is necessary in connection with (1) the execution, delivery or performance of this Agreement by any Seller or of any of the applicable Related Agreements by any Seller or (2) the consummation of any of the transactions contemplated hereby or thereby by any Seller.

(b) Other than in the cases of clauses (2) and (3) below, any such items that would not reasonably be expected to have a Business Material Adverse Effect, and except (i) as set forth on Schedule 4.3(a) or Schedule 4.3(b), and subject to obtaining the Governmental Required Consents, the execution, delivery and performance of this Agreement and of the applicable Related Agreements by each Seller, and the consummation of the transactions contemplated hereby and thereby by each Seller, do not and will not: (1) violate any material Law applicable to or binding on any Seller or any Assets; (2) constitute a breach or default of, or permit cancellation of, or result in the creation of any Lien upon any of the Assets, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Purchased Contract or any Contract to which any Seller or the Chinese Joint Venture is a party or any Contract by which any Seller or the Chinese Joint Venture, or any of such Seller’s or the Chinese Joint Venture’s respective assets is bound or by which any of the Assets are bound; (3) permit the acceleration of the maturity of any indebtedness of any Seller or the Chinese Joint Venture or any of their respective Affiliates or indebtedness secured by any of their respective assets or any indebtedness secured by the Assets; or (4) violate or conflict with any provision of the certificate of incorporation or by-laws (or similar organizational documents) of any Seller or the Chinese Joint Venture. This Section 4.3(b) does not apply to the Transferred Intellectual Property or the Purchased Contracts relating to the Transferred Intellectual Property.

4.4 Financial Statements. Schedule 4.4 sets forth the unaudited special purpose financial statements of the Business (a) as of September 30, 2006 and for the nine-month period then ended (the “2006 Pre-Signing Financial Statements”), and (b) as of December 31, 2005 and for the year then ended, in each case together with any footnotes and schedules thereto (referred to collectively as the “Pre-Signing Financial Statements”). The Pre-Signing Financial Statements (i) were prepared from the books and records of the Sellers and the Business, (ii) fairly present, in all material respects, the net assets and revenues and expenses of the Business as of the dates and for the periods indicated therein, and (iii) were prepared in accordance with the Calculation Principles, except (A) as set forth in the footnotes thereto, and (B) that the interim Pre-Signing Financial Statements described in clause (a) above are subject to normal year-end adjustments.

4.5 No Adverse Effects or Changes. Except (a) with respect to the Excluded Assets and the Retained Obligations, (b) as otherwise contemplated by this Agreement or (c) as set forth on Schedule 4.5, since September 30, 2006, (i) the Business has not suffered any event which has had or would reasonably be expected to have a Business Material Adverse Effect and (ii) the Business has been conducted in the ordinary course and in substantially the same manner as previously conducted.

4.6 Title to Assets.

(a) Except as set forth on Schedule 4.6, one or more of the Sellers has good and marketable title to, a valid and subsisting leasehold interest in or a valid right to use, each of the Assets free and clear of any Lien other than Permitted Liens, including on and as of the Closing Date, any Lien associated with the Receivables Securitization Agreements. Subject to obtaining and making all applicable Consents, each Seller (as applicable) has the right to sell, convey, transfer, assign and deliver the Assets owned, leased or used by it, as applicable, to the Purchaser and at the Closing such Seller shall convey to the Purchaser good and marketable title to, valid and subsisting leasehold interests in, or a valid right to use (as applicable), such Assets, free and clear of any Lien (other than Permitted Liens). This Section 4.6(a) does not apply to (a) title to Transferred Owned Real Property, which is addressed solely in Section 4.8 and (b) title to Transferred Intellectual Property, which is addressed solely in Section 4.13.

(b) The Chinese Joint Venture has good and marketable title to, a valid leasehold interest in or a valid right to use, each of its assets, properties and rights free and clear of any Lien other than Permitted Liens (the “Chinese Joint Venture Assets”), including on and as of the Closing Date, any Lien associated with the Receivables Securitization Agreements.

4.7 Assets.

(a) Except as set forth on Schedule 4.7(a), the Assets and the Chinese Joint Venture Assets, together with the Group Contracts identified on Schedule 4.7(a), the PPD Equipment, the Retained PPD Inventory and the rights and services to be provided by the Sellers to the Purchaser under the Chemtura Master Supply Agreement, the Transition Services Agreement, the License Agreements and the Ground Lease, constitute all the properties, assets and rights necessary to operate the Business in all material respects as it is currently conducted by the Sellers and the Chinese Joint Venture.

(b) Except as set forth on Schedule 4.7(b), (i) the Assets located at the Geismar Facility and the Monochem Facility that are tangible personal property, buildings, structures, improvements or fixtures are, taken as a whole and having due regard for their age and length of use, in good repair and good operating condition, ordinary wear and tear excepted, and are suitable for use in the Business as currently conducted and (ii) the Chinese Joint Venture Assets that are tangible personal property, buildings, structures, improvements or fixtures are, taken as a whole and having due regard for their age and length of use, in good repair and good operating condition, ordinary wear and tear excepted, and are suitable for use in the Business as currently conducted. The parties acknowledge and agree that the Sellers’ financial obligations with respect to the repair, upgrade or replacement of any Assets disclosed on Part A of Schedule 4.7(b) as exceptions to this Section 4.7(b) shall be as set forth on Part B of Schedule 4.7(b).

4.8 Real Property.

(a) Except as set forth on Schedule 4.8(a), the Transferred Owned Real Property is the only Real Property currently used by the Sellers or the Chinese Joint Venture in connection with the Business.

(b) (i) Subject to the Permitted Liens, the applicable Seller has the right to sell, convey, transfer, assign and deliver the Transferred Owned Real Property to the Purchaser, and (ii) at the Closing such Seller shall sell, convey, transfer, assign and deliver to the Purchaser good and marketable fee simple title to and absolute ownership of each Transferred Owned Real Property with limited warranties of title and limited warranties of condition consistent with the warranties set forth herein, free and clear of all Liens and Encumbrances (other than the Permitted Liens and all easements, servitudes, rights of way or other agreements of record with respect thereto). For the avoidance of doubt, no Transferred Owned Real Property is or shall be, immediately following the consummation of the Closing, subject to any lease or option, other than the Option Agreement dated as of May 5, 1998 between Uniroyal Chemical Company, Inc. and Air Liquide America Corporation.

(c) Schedule 4.8(c) sets forth (i) a true and complete list of all Real Property leased by any Seller or the Chinese Joint Venture and used in connection with the Business or constituting a part of the Assets (the “Leased Real Property”) and (ii) a true and correct list of all leases pursuant to which any Seller or the Chinese Joint Venture leases the Leased Real Property. The Sellers have made available to the Purchaser a true and complete copy of each such lease. To the Sellers’ Knowledge, no material default exists under any of the leases associated with the Leased Real Property. The applicable Seller or the Chinese Joint Venture enjoys quiet and peaceful possession of all such Leased Real Property in which it is the tenant.

4.9 Equipment; Leased Personal Property.

(a) Schedule 4.9(a) includes a true and complete list by location of all of the equipment, machinery and other corporeal movables owned by a Seller and used or held for use primarily in the conduct of the EPDM Business and having an individual net book value in excess of $50,000.

(b) Schedule 4.9(b) sets forth a true and complete list by location of all the equipment, machinery and other corporeal movables owned by a Seller or the Chinese Joint Venture and used or held for use primarily in the conduct of the Rubber Chemicals Business and having an individual net book value in excess of $50,000, other than the PPD Equipment.

(c) Schedule 4.9(c) sets forth a true and complete list by location of the PPD Equipment having an individual net book value in excess of $50,000.

(d) Schedule 4.9(d) sets forth a list of each lease to which any Seller or the Chinese Joint Venture is a party with respect to tangible personal property used or held for use primarily in the conduct of the Business having aggregate remaining minimum lease payments in excess of $50,000. The Sellers have made available to the Purchaser true and complete copies of all the tangible personal property leases set forth on Schedule 4.9(d) (excluding tangible personal property leases that the Sellers have provided in redacted form or determined to withhold, in each case due to confidentiality restrictions, and which tangible personal property leases are described on Schedule 4.9(d)).

(e) The spare parts constituting a part of the Assets and those constituting a part of the Chinese Joint Venture Assets are in quantities reasonably sufficient to conduct the continuing operations of the Business (taking into account the matters described in Schedule 4.9(e)).

4.10 Customers and Suppliers. Except as set forth on Schedule 4.10(a), to the Sellers’ Knowledge, there is no material dispute that relates to the Business between any Seller or the Chinese Joint Venture (on the one hand) and any Material Customer of or Material Supplier to such Seller or the Chinese Joint Venture (on the other hand). To the Sellers’ Knowledge, since January 1, 2006, and except for the expiration of any Purchased Contract in accordance with its terms, no Material Customer or Material Supplier has notified any of the Sellers or the Chinese Joint Venture in writing that it has cancelled or otherwise terminated its relationship with the Business or materially and adversely reduced the level of business done with the Business, either as a result of the transactions contemplated hereby or otherwise. “Material Customer” shall mean the 20 largest customers of each of the EPDM Business and the Rubber Chemicals Business and the four largest customers of the Monochem Business (in each case as measured by Dollar amounts of purchases of products or services from each such business) during fiscal year 2006 to date, as set forth on Schedule 4.10(b). “Material Supplier” shall mean the 10 largest suppliers of each of the EPDM Business and the Rubber Chemicals Business at the Geismar Facility and the seven largest suppliers of the Monochem Business (in each case as measured by Dollar amounts paid by each such business for products or services) during fiscal year 2006 to date, as set forth on Schedule 4.10(b).

4.11 Accounts Receivable.

(a) Except as set forth on Schedule 4.11(a), all Accounts Receivable that are reflected on the most recent Pre-Signing Financial Statements, to the extent uncollected as of the date hereof, and the Accounts Receivable reflected, since the date of the most recent Pre-Signing Financial Statements, on the books of the Business are valid and existing and reflect amounts due arising from bona fide sales actually made or bona fide services actually performed by one or more of the Sellers or the Chinese Joint Venture in the ordinary course of business. Schedule 4.11(a) contains a correct and complete aging schedule as of September 30, 2006 of all Accounts Receivable. The reserve for doubtful accounts on the most recent Pre-Signing Financial Statements has been calculated generally in accordance with the Calculation Principles. To the Sellers’ Knowledge, as of the date of this Agreement, there are no facts or circumstances that could reasonably be expected to result in any material increase in the uncollectibility or delinquency in payment of the Accounts Receivable as a class in excess of the reserves therefor set forth on the most recent Pre-Signing Financial Statements.

(b) Schedule 4.11(b) identifies all unreturned security deposits and other deposits made by, or held by, any Person with respect to the Business for the benefit of any Seller or the Chinese Joint Venture that are reflected on the most recent Pre-Signing Financial Statements and any made since September 30, 2006, in each case as of the date of this Agreement. Neither any Seller nor the Chinese Joint Venture is holding any security deposits with respect to the Business for the benefit of any other Person.

4.12 Proceedings. Except as set forth on Schedule 4.12, as of the date of this Agreement, there are no Proceedings pending or, to the Sellers’ Knowledge, threatened against any Seller or the Chinese Joint Venture that relate to the Business or any Asset before any arbitrator, court or other Governmental Authority, in each case which, if adversely determined, would (a) be reasonably likely to have a Business Material Adverse Effect, (b) be reasonably likely to result in damages over $100,000 or (c) enjoin or otherwise prohibit or restrict any of the transactions contemplated by this Agreement. Except as set forth on Schedule 4.12, the operation of the Business by each Seller and the Chinese Joint Venture is not subject to any order, judgment, decree, injunction, stipulation or consent order of or with any arbitrator, court or other Governmental Authority, other than any such orders having application to industry-wide matters. Neither any Seller (in relation to its conduct of the Business) nor the Chinese Joint Venture has entered into any agreement to settle or compromise any Proceeding pending or threatened against it which has involved any obligation other than the payment of money and for which it has any continuing obligation.

4.13 Intellectual Property.

(a) Schedule 4.13(a) sets forth a true and complete list of all patents and patent applications and all registrations and applications for registrations for all Intellectual Property owned by any Seller or the Chinese Joint Venture and that are used in or necessary for the conduct of the Business (the “Registered Intellectual Property”).

(b) Schedule 4.13(b)(i) sets forth a true and complete list of all licenses and other Contracts, other than “off the shelf” commercially available software programs purchased or licensed for less than $100,000 in the aggregate, pursuant to which any Seller or the Chinese Joint Venture licenses from a third party Intellectual Property used in the conduct of the Business (the “Material Licenses”). Schedule 4.13(b)(ii) sets forth a true and complete list of all licenses and other Contracts pursuant to which any Seller or the Chinese Joint Venture licenses to a third party any Transferred Intellectual Property (the “Outbound Licenses”). The Sellers have made available to the Purchaser a true and complete copy of each of the Material Licenses and the Outbound Licenses (excluding Material Licenses and Outbound Licenses that the Sellers have provided in redacted form or determined to withhold, in each case due to confidentiality restrictions or because such licenses relate to Other Chemtura Businesses). To the Sellers’ Knowledge, the Material Licenses and Outbound Licenses are in full force and effect, and neither any Seller nor the Chinese Joint Venture has taken any action or failed to take any action that would constitute a breach of any Material Licenses or Outbound Licenses. Except as set forth on Schedule 4.13(b)(iii), neither any Seller nor the Chinese Joint Venture pays any royalty or other compensation to any Person for the right to use any Intellectual Property that is material to the Business.

(c) Except as set forth on Schedule 4.13(c):

(i) to the Sellers’ Knowledge, the use of the Transferred Intellectual Property as currently used by the Sellers in the conduct of the Business or by any party who is a licensee under such Transferred Intellectual Property from any Seller, and the conduct of the Business as conducted by the Sellers for the 12 months preceding the date hereof, does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any other Person;

(ii) to the Sellers’ Knowledge, the use of the Chinese Joint Venture Intellectual Property by the Chinese Joint Venture in the conduct of its business or by any party who is a licensee under such Chinese Joint Venture Intellectual Property from the Chinese Joint Venture, and the conduct of the Business as conducted by the Chinese Joint Venture for the 12 months preceding the date hereof, does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any other Person;

(iii) no Proceedings have been instituted and are pending and neither any Seller nor the Chinese Joint Venture has received a written notice or threat from any Person which: (A) assert an ownership interest in any Transferred Intellectual Property or any Chinese Joint Venture Intellectual Property, (B) allege that the conduct of the Business by any Seller or the Chinese Joint Venture violates any rights relating to Intellectual Property of any Person or (C) challenge the validity or enforceability of the Transferred Intellectual Property; and to Seller’s Knowledge, no basis for any of the foregoing exists;

(iv) the Sellers are the sole and exclusive owners of the Transferred Intellectual Property, free and clear of any Lien other than Permitted Liens;

(v) Subject to obtaining and making all applicable Consents, each Seller (as applicable) has the right to sell, convey, transfer, assign and deliver the Transferred Intellectual Property and the Purchased Contracts related to the Transferred Intellectual Property to the Purchaser and at the Closing such Seller shall convey to the Purchaser good and marketable title to such Transferred Intellectual Property and the Purchased Contracts related to the Transferred Intellectual Property, free and clear of any Lien (other than Permitted Liens).

(vi) the Chinese Joint Venture is the sole and exclusive owner of the Chinese Joint Venture Intellectual Property, free and clear of any Lien other than Permitted Liens;

(vii) the Sellers and the Chinese Joint Venture have taken reasonable measures to protect the confidentiality of the trade secrets and confidential information with respect to the Transferred Intellectual Property and the Chinese Joint Venture Intellectual Property, respectively; and

(viii) neither any Seller nor the Chinese Joint Venture has filed any Proceeding or sent any written notice of a violation, infringement, misuse or misappropriation by any Person of Sellers’ rights to, or in connection with, the Transferred Intellectual Property or the Chinese Joint Venture Intellectual Property and, to the Sellers’ Knowledge, none of the Transferred Intellectual Property or the Chinese Joint Venture Intellectual Property is being infringed, diluted, misappropriated or otherwise violated by any Person. With respect to the Registered Intellectual Property, all fees, including registration, maintenance and renewal fees, that were due and payable to any applicable United States or other Governmental Authority have been paid.

(d) The Transferred Intellectual Property together with the Intellectual Property licensed to the Purchaser under the License Agreements constitute all of the Intellectual Property necessary for the conduct of the Business as it is presently conducted.

(e) Other than the Governmental Required Consents, no Consent of or with any Governmental Authority is necessary in connection with (i) the assignment of the Transferred Intellectual Property and the Purchased Contracts relating to Intellectual Property contemplated in this Agreement or (ii) the execution, delivery or performance of the License Agreements by any Seller.

(f) The assignment of the Transferred Intellectual Property and the Purchased Contracts relating to Intellectual Property as contemplated in this Agreement, and the execution, delivery or performance of the License Agreements by any Seller, and the execution and performance by Chemtura under the Chemtura Master Supply Agreement, including the granting of the licenses contained therein by the Purchaser to Chemtura, do not and will not: (i) violate any Law applicable to or binding on any Seller or any of the Transferred Intellectual Property, any Purchased Contracts relating to Intellectual Property or the License Agreements; (ii) constitute a breach or default of, or permit cancellation of, or result in the creation of any Lien upon any of the Transferred Intellectual Property, any Purchased Contracts relating to Intellectual Property or the License Agreements, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under any Purchased Contract relating to Intellectual Property or by which any of the Transferred Intellectual Property is bound; (iii) permit the acceleration of the maturity of any indebtedness of any Seller or any of its respective Affiliates secured by the Transferred Intellectual Property or any Purchased Contracts relating to Intellectual Property or (iv) violate or conflict with any provision of the certificate of incorporation or by-laws (or similar organizational documents) of any Seller.

(g) The Sellers and the Chinese Joint Venture are in compliance in all material respects with all Laws applicable to or binding on them or any of the Transferred Intellectual Property, the Chinese Joint Venture Intellectual Property and the Purchased Contracts relating to Intellectual Property.

(h) Except as set forth on Schedule 4.13(h), the Inventory is not subject to any agreement pursuant to which any Seller (or following the Closing, the Purchaser) is authorized to use any Intellectual Property in connection with the manufacture, marketing, sale or other distribution or disposition of any Inventory or other agreement that limits, conditions or restricts any Seller’s or the Chinese Joint Venture’s (or upon and following the consummation of the Closing, the Purchaser’s) right to sell or otherwise dispose of such Inventory. No Inventory is the subject of any Intellectual Property Claim.

4.14 Contracts.

(a) Schedule 4.14(a) is a true and complete list, as of the date of this Agreement, of all the Contracts of the following types to which (1) any Seller or the Chinese Joint Venture is a party (but only if such Contract primarily relates to the Business) or (2) any of the Assets is subject:

(i) any collective bargaining agreement;

(ii) any Contract with any Business Employee (other than a Non-U.S. Employee) related to the terms and conditions of employment, other than a Contract on the Sellers’ standard form Contract with Business Employees related to the terms and conditions of employment previously made available to the Purchaser and other than Benefit Plans and Benefit Programs;

(iii) the Sellers’ standard form Contract under which any Business Employee (other than a Non-U.S. Employee) has any obligation to any Seller to refrain from competing with the Business or to keep information regarding the Business confidential;

(iv) any Contract pursuant to which any Seller has made or will make loans or advances, or has incurred, or is obligated to incur (whether on an absolute or contingent basis), indebtedness for borrowed money or has become a guarantor or surety or pledged its credit for or otherwise become responsible for or is otherwise liable for or obligated with respect to any undertaking of another Person (except for endorsements for collection or deposit of negotiable instruments in transactions in the ordinary course of business);

(v) any Contract with (A) any Affiliate of any Seller (including any Contract between one or more Sellers and the Chinese Joint Venture but excluding any contract with or relating to any Seller Plan) or (B) any officer or director of any Seller or the Chinese Joint Venture (other than employment agreements or similar arrangements relating to their employment);

(vi) any Contract (including a purchase order) with any customer or supplier with whom the Sellers or the Chinese Joint Venture have entered into Contracts (including purchase orders) which, in the aggregate, have or are expected to have a commitment of more than $250,000 on an annual basis;

(vii) any Contract involving a partnership, joint venture or other cooperative undertaking or other arrangement involving a sharing of profits or expenses;

(viii) any Contract involving any non-competition or similar restrictions binding on any owner of the Business, including with respect to the geographical area of operations or scope or type of business of any owner of the Business;

(ix) any Contract for any capital expenditures or leasehold improvements involving the payment of more than $100,000;

(x) any Contract that, if terminated prior to its expiration in accordance with its terms, would reasonably be expected to have a Business Material Adverse Effect;

(xi) any Contract that imposes or evidences any Lien for borrowed money or material Lien (other than a Permitted Lien) on any of the Assets.

(xii) any consignment Contract;

(xiii) any lease with respect to Real Property or any of the other material Assets;

(xiv) any Contract to sell, lease or dispose of any Asset, in each case other than in the ordinary course of business or in connection with the matters described in Schedule 4.9(e);

(xv) any Contract for storage, processing, terminalling, delivery, shipment or transportation of Assets, including any Contract with any warehouseman, processor or bailee;

(xvi) any sales agency, sales representative, distributorship or marketing Contract;

(xvii) any other Contract providing for future payments by any Seller or the Chinese Joint Venture in excess of $100,000 on an annual basis that cannot be terminated upon 90 days’ notice by such Seller or the Chinese Joint Venture (and, following the Closing, by the Purchaser) without penalty or premium; and

(xviii) any other Contract entered into outside the ordinary course of business the absence of which would have a Business Material Adverse Effect.

(b) The Sellers have made available to the Purchaser a true and complete copy of each Contract or form of Contract that is listed on Schedule 4.14(a) (the “Material Contracts”) (excluding Contracts that the Sellers have provided in redacted form or determined to withhold, in each case due to confidentiality restrictions or because such Contracts relate to Other Chemtura Businesses). Except as set forth on Schedule 4.14(b), to the Sellers’ Knowledge, the Material Contracts are in full force and effect.

4.15 Permits. Except as set forth on Schedule 4.15, each Seller and the Chinese Joint Venture possesses or has applied for all material Permits required by applicable Law for such Seller or the Chinese Joint Venture to conduct the Business as currently conducted. Schedule 4.15 is a true and complete list of all Permits (other than Environmental Permits) held by the Sellers and the Chinese Joint Venture in connection with the Business and material to the operation of the Business. Except as set forth on Schedule 4.15, each Seller and the Chinese Joint Venture is and has been for the 12 months preceding the date hereof in material compliance with all Permits held in connection with the Business applicable to or binding on it or any of its Assets, and since January 1, 2006, neither any Seller nor the Chinese Joint Venture has received any written notice from a Governmental Authority that (i) alleges that any Seller or the Chinese Joint Venture is not in material compliance with any Permit or (ii) alleges that any Seller or the Chinese Joint Venture does not possess any Permit required by applicable Law for such Seller to conduct the Business as currently conducted. This Section 4.15 does not relate to the Environmental Permits, which are addressed in Section 4.21.

4.16 Inventory.

(a) The Inventory reflected in the most recent Pre-Signing Financial Statements is fairly valued in accordance with the Calculation Principles. The Inventory, taken as a whole, consists of a quality and is in quantities sufficient and reasonable for the operation of the Business as contemplated by the 2007 Budget. Finished goods constituting Inventory are saleable in the ordinary course of business except for obsolete items and items of below-standard quality all of which will at the Closing have been written down to net realizable value on the Estimated Closing Statement. The inventory obsolescence policies of the Sellers and the Chinese Joint Venture with respect to the Business are appropriate for the nature of the products sold. Schedule 4.16(a) sets forth a list of the places where Inventories were located as of the date indicated therein, which is in each case within five Business Days of the date hereof.

(b) Except pursuant to the Purchased Contracts set forth on Schedule 4.16(b), no Inventory is consigned to any Person.

(c) Except pursuant to the Purchased Contracts set forth on Schedule 4.16(c), no inventory is held by any Seller on consignment from any Person or subject to any sale-or-return, sale-on-approval or repurchase agreement with any supplier.

(d) Except as set forth on Schedule 4.16(d), all of the Inventory is in the physical possession of a Seller, located in a warehouse or a similar facility or is in transit to or from a customer or supplier of a Seller or from a warehouse or such similar facility.

4.17 Benefit Plans.

(a) Schedule 4.17(a) lists each of the following which is sponsored, maintained or contributed to by the Sellers or any of their ERISA Affiliates for the benefit of Business Employees (other than any Non-U.S. Employees), other than any Foreign Benefit Plans (except as provided in Section 4.17(c) below). To the extent applicable, all matters relating to Non-U.S. Employees and Foreign Benefit Plans are set forth in Exhibit China, Section 11.7 and Schedule 11.7, or, with respect to other Non-U.S. Employees and Foreign Benefit Plans, will be addressed in accordance with Section 11.3.

(i) each “employee benefit plan,” as such term is defined in section 3(3) of ERISA (“Benefit Plan”); and

(ii) each written personnel policy pertaining to compensation and benefits matters, written stock option plan, stock purchase plan, stock appreciation rights arrangement, phantom stock plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, severance agreement, change in control agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 4.17(a)(i) (each a “Benefit Program”).

(b) True, correct and complete copies of each of the Benefit Plans and Benefit Programs, including all amendments thereto, have been made available to the Purchaser.

(c) Each Benefit Plan, Benefit Program and Foreign Benefit Plan complies with and has been administered in form and in operation in all material respects in accordance with its terms and will all applicable requirements of Law.

(d) As to any employee benefit plan subject to Title IV of ERISA sponsored, maintained or contributed to by the Sellers or any of their ERISA Affiliates (collectively, the “ERISA Group”) for the benefit of the employees of the ERISA Group or former employees of the ERISA Group or which has been so sponsored, maintained or contributed to within six years prior to the Closing Date for the benefit of such individuals (a “Title IV Plan”), there has been no event or condition which presents the risk of plan termination, no accumulated funding deficiency, whether or not waived, within the meaning of section 302 of ERISA or section 412 of the Code has been incurred, no reportable event within the meaning of section 4043 of ERISA (for which the disclosure requirements of Regulation section 4043.1 et seq., promulgated by the Pension Benefit Guaranty Corporation (“PBGC”) have not been waived) has occurred, no notice of intent to terminate the Title IV Plan has been given under section 4041 of ERISA, no proceeding has been instituted under section 4042 of ERISA to terminate the Title IV Plan, and no liability to the PBGC has been incurred (other than premiums incurred in the normal operation of such employee benefit plans);

(e) With respect to any Title IV Plan, no withdrawal liability, within the meaning of section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, and all contributions (including installments) to such plan required by section 302 of ERISA and section 412 of the Code have been timely made.

4.18 Employment and Labor Matters.

(a) The Sellers have made available to the Purchaser a true and complete list of Business Employees as of February 2, 2007 containing, for each Business Employee, the job title or position, date of commencement of employment or engagement, current compensation including bonus eligibility percentage and sick and paid-time-off and vacation leave that is accrued or credited but unused or unpaid as of the date on which the list described herein was completed. There is, and since January 1, 2005 there has been, no labor strike, material labor dispute, material labor slow-down, material work stoppage pending or, to the Sellers’ Knowledge, threatened, against any Seller or the Chinese Joint Venture and relating to the Business. None of the Business Employees are covered by any collective bargaining agreement and, to the Sellers’ Knowledge, no representation petition has been filed by any such employee and is pending before the National Labor Relations Board (or any similar non-U.S. Governmental Authority) and, since January 1, 2005, to the Sellers’ Knowledge no union organizing campaign with respect to the Business has been in progress or has been threatened.

(b) With regard to the Business Employees, the Sellers and the Chinese Joint Venture are in compliance in all material respects with all applicable Laws relating to employment and employment practices, terms and conditions of employment, and wages and hours, and, to the Sellers’ Knowledge, are not engaged in any unfair labor practice or unlawful employment practice. In addition, there are no material pending or unremedied grievances, or material pending or unremedied unfair labor practice charges, or material pending or unremedied arbitration proceedings against any Seller or the Chinese Joint Venture with respect to the Business.

(c) With regard to the Business Employees, the Sellers and the Chinese Joint Venture have not received written notice of any material charge or complaint since January 1, 2005 before the Equal Employment Opportunity Commission or the Department of Labor or any state, local or foreign agency of similar jurisdiction relating to the Sellers, and the Sellers and the Chinese Joint Venture have not, to the Sellers’ Knowledge, received any notice of any such material threatened charge or complaint against any Seller before the Equal Employment Opportunity Commission or the Department of Labor or any state, local or foreign agency of similar jurisdiction relating to the Sellers or the Chinese Joint Venture.

(d) With regard to the Business Employees, the Sellers and the Chinese Joint Venture have not received written notice of any material complaint or claim since January 1, 2006 from any Business Employee that has been or will be filed in any federal, state, city or foreign court of competent jurisdiction arising out of the employment with or separation of employment from the Sellers or the Chinese Joint Venture.

4.19 Taxes. Except as otherwise set forth on Schedule 4.19:

(a) All material Tax Returns with respect to the Assets or the Business that are required to be filed before the Closing Date have been or will be timely filed, the information provided on such Tax Returns is or will be complete and accurate in all material respects, and all Taxes shown to be due on such Tax Returns have been or will be paid in full, to the extent that a failure to file such Tax Returns or pay such Taxes, or an inaccuracy in such Tax Returns, as applicable, would reasonably be expected to result in Purchaser being liable for such Taxes or would reasonably be expected to give rise to a Lien on the Assets. There are no currently pending or, to the Sellers’ Knowledge, threatened, audits, administrative or judicial proceedings, or any deficiency or refund litigation, with respect to Taxes (i) that could affect the Assets or the Business after the Closing or (ii) of the Chinese Joint Venture.

(b) All material federal, state and foreign Tax Returns required to be filed by or for the Chinese Joint Venture in respect of Taxes have been timely filed. Each such Tax Return is true and correct in all material respects. All Taxes owed by or with respect to the Chinese Joint Venture have been timely paid.

(c) The Chinese Joint Venture has not granted (and is not subject to) any waiver or extension that is currently in effect of the period of limitations for the assessment or payment of any Taxes or the filing of any Tax Return. No material unpaid Tax assessment, deficiency or adjustment has been assessed or asserted in writing against or with respect to the Chinese Joint Venture by any Governmental Authority.

(d) The Chinese Joint Venture will not be required to include any amount in income for any Taxable period ending on or after the Closing Date as a result of a change in accounting method for any Taxable period ending before the Closing Date or pursuant to any agreement with any Governmental Authority with respect to any such Taxable period. The Chinese Joint Venture will not be required to include in any period ending after the Closing Date any income that accrued in a prior period but was not recognized in any prior period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, or otherwise.

(e) The Chinese Joint Venture is not a party to or does not have any obligation under any tax-sharing, tax indemnity or tax allocation agreement or similar arrangement, nor does the Chinese Joint Venture have any Liability or potential Liability to another party under any such agreement or arrangement.

(f) The Chinese Joint Venture has not executed or entered into with the IRS, or any other Governmental Authority, a closing agreement pursuant to section 7121 of the Code or any similar provision of state, local, foreign or other Tax law, that will require any increase in taxable income, or any reduction in Tax deductions or Tax credits for, the Chinese Joint Venture for any Taxable period ending after the Closing Date.

(g) No Seller that is a foreign person within the meaning of section 1445(f)(3) of the Code is transferring a “United States real property interest” within the meaning of section 897(c) of the Code.

(h) The Chinese Joint Venture is, and at all times since its inception has been, classified as an association taxable as a corporation for U.S. federal income tax purposes under Treasury Regulation section 301.7701-3(b).

4.20 No Defaults or Violations.

(a) Except as set forth on Schedule 4.20, since January 1, 2006, none of the Sellers nor the Chinese Joint Venture has breached the provisions of, and none of the Sellers nor the Chinese Joint Venture is in default under the terms of or has triggered any termination rights under or obligation to deliver any collateral, credit support, advance payment or adequate assurances under, any Material Contract and, to the Sellers’ Knowledge, no other party to any such Material Contract has, since January 1, 2006, breached any material provision thereof or is in material default thereunder or has triggered any termination rights thereunder or obligation to deliver any collateral, credit support, advance payment or adequate assurances thereunder.

(b) Excluding (i) matters relating to Taxes, which are addressed in Section 4.19, (ii) environmental matters, which are addressed in Section 4.21, (iii) Intellectual Property matters, which are addressed in Section 4.13, (iv) matters relating to Permits, which are addressed in Section 4.15, and (v) employee benefits and employee matters, which are addressed in Sections 4.17 and 4.18 or the Employee Exhibits, the Sellers (in relation to the Business) and the Chinese Joint Venture are in compliance in all material respects with all Laws applicable to or binding on them or any of the Assets or the Chinese Joint Venture Assets and, since January 1, 2006, neither any Seller (in relation to the Business) nor the Chinese Joint Venture has received any written notice from a Governmental Authority that alleges that any Seller or the Chinese Joint Venture is not in compliance in all material respects with any Law applicable to the conduct of the Business.

4.21 Environmental Matters. Except as set forth on Schedule 4.21:

(a) The Sellers (in relation to the Geismar Facility, the Monochem Facility and the Business) and the Chinese Joint Venture are in compliance with all applicable Environmental Laws.

(b) Schedule 4.21(b) is a true and complete list of all Environmental Permits held by the Sellers and the Chinese Joint Venture in connection with the operation of the Business. The Sellers and the Chinese Joint Venture are in possession of all Environmental Permits required for their operation of the Business and are in compliance with all of the requirements and limitations included in such Environmental Permits.

(c) Each Seller and the Chinese Joint Venture has timely filed applications for the renewal of such Environmental Permits as may be necessary. There are no facts, circumstances or conditions that could reasonably be expected to lead to the revocation or denial of applications for the renewal of such Environmental Permits on terms less favorable than what are currently in effect. There are no pending challenges to any Environmental Permit.

(d) None of the Sellers or their respective Affiliates (in relation to the Geismar Facility, the Monochem Facility and the Business) or the Chinese Joint Venture or its Affiliates have, within five years prior to the Closing Date and other than has already been provided to the Purchaser, received any notice from any Governmental Authority claiming or asserting that (i) the operation of the Business at any location or using any of the tangible Assets by any Seller or the Chinese Joint Venture, or any of their respective Affiliates, is in violation of, or otherwise subject to any liability under any Environmental Law or Environmental Permit, or (ii) any Seller or any of its respective Affiliates (in relation to the Business) or the Chinese Joint Venture or any of its respective Affiliates is responsible (or potentially responsible) for the cleanup of any Hazardous Substances at any location.

(e) No orders, judgments or injunctions under any Environmental Law remain in force and effect and apply to the operations of, or impose any on-going liabilities or obligations on any Seller or the Chinese Joint Venture.

(f) To the Sellers’ Knowledge, no facts, events or conditions relating to the Business and tangible Assets exist that would be reasonably likely to prevent continued compliance with Environmental Laws.

(g) Neither any Seller (in relation to the operation of the Business and tangible Assets) nor the Chinese Joint Venture is the subject of any pending or threatened Proceeding in any forum, judicial or administrative, involving a demand for damages, injunctive relief, penalties or other potential liability with respect to any Environmental Violations or Environmental Claims.

(h) The Sellers and the Chinese Joint Venture have conducted off-site disposal of hazardous waste only in compliance with applicable laws. To the Sellers’ Knowledge, neither any Seller nor the Chinese Joint Venture has transported off-site for treatment, storage or disposal any Hazardous Substances from its operations that could reasonably give rise to liabilities under any Environmental Law.

(i) As provided in Schedule 4.21(i) and except for Releases authorized by Environmental Permits, the Sellers have disclosed all Releases of Hazardous Substances known or that they have reason to know on, from, or to the Geismar Facility or the Monochem Facility that either (A) exceeded the reportable quantity during the last three years or (B) are on going and are reaching the soils and/or groundwater at the Geismar Facility or the Monochem Facility.

(j) Neither any Seller nor the Chinese Joint Venture have assumed or agreed to bear any liabilities or obligations of any third party under any Environmental Law other than in connection with contractual agreements with the contractors performing the Geismar Response Actions.

(k) The Sellers have made available to the Purchaser (i) all material reports and studies regarding the extent and nature of soil and groundwater contamination resulting from Releases of Hazardous Substances from, on, at or under the Real Property and related material communications with Governmental Authorities, (ii) all material notices and communications with Governmental Authorities related to non-compliance with Environmental Laws and Environmental Permits during 2006 and (iii) the most recent corporate PSM audit report.

4.22 Conduct of the Business. Except as set forth on Schedule 4.22, Chemtura and its Affiliates conduct the Business only through the Sellers and the Chinese Joint Venture and not through any other Person or any division or direct or indirect subsidiary or Affiliate of any Seller (other than the Chinese Joint Venture).

4.23 Foreign Corrupt Practices. Since January 1, 2002, none of the Sellers nor the Chinese Joint Venture, any of their respective Affiliates, directors or officers or, to the Sellers’ Knowledge, any representative, employee or agent thereof, has, for or on behalf of the Business or in connection with this Agreement or the transactions contemplated hereby (a) made any unlawful payment to a foreign or domestic government official or employee or (b) violated in any material respect any applicable provision of the U.S. Foreign Corrupt Practices Act, as amended.

4.24 EBITDA for the EPDM Business. Based solely on information available to Chemtura as of the date hereof and assumptions believed by Chemtura to be reasonable as of the date hereof, to the Sellers’ Knowledge, there is no reason to believe that EBITDA for the EPDM Business for the 12 months ended December 31, 2007 will be less than the amount set forth on Schedule 4.24 (assuming operation of the EPDM Business in a manner generally consistent with the 2007 Budget).

4.25 Sale of Products. No product manufactured or sold by the Business during the 12-month period immediately preceding the date hereof has been the subject of any Seller-initiated or the Chinese Joint Venture-initiated or other recall, and, to the Sellers’ Knowledge, no event has occurred and no condition or circumstance exists that would reasonably be expected to give rise to any such recall. During the 12-month period immediately preceding the date hereof, there has not been any material level of product returns by customers of the Business, considered in the aggregate, in respect of products supplied by the Business.

4.26 Chinese Joint Venture. Chemtura is the owner of 90% of the equity in the Chinese Joint Venture, free and clear of all Liens.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers as follows:

5.1 Due Incorporation. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite limited liability company power and authority to own, operate and lease its assets and to conduct its business as presently conducted.

5.2 Due Authorization. The Purchaser has full limited liability company power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and its Related Agreements and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action. The Purchaser has duly and validly executed and delivered this Agreement and, at or prior to the Closing, will have duly and validly executed and delivered each of its Related Agreements. Assuming the due authorization, execution and delivery of this Agreement and the Related Agreements by each Seller (as applicable), this Agreement constitutes, and each of the Related Agreements will after the Closing constitute, the Purchaser’s legal, valid and binding obligation, enforceable against it in accordance with its respective terms, subject to the Enforceability Limitations.

5.3 Consents and Approvals; Authority Relative to this Agreement.

(a) Except for the Governmental Required Consents or as set forth on Schedule 5.3, no Consent of or with any Governmental Authority is necessary in connection with the execution, delivery or performance by the Purchaser of this Agreement or any of its Related Agreements or the consummation by the Purchaser of the transactions contemplated hereby or thereby.

(b) Except for the Governmental Required Consents or as set forth on Schedule 5.3, the execution, delivery and performance by the Purchaser of this Agreement and its Related Agreements, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, do not and will not: (i) violate any Law applicable to or binding on the Purchaser or any of its assets; (ii) constitute a breach or default of, or permit cancellation of, or result in the creation of any Lien upon any of the assets of the Purchaser under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Contract to which the Purchaser or any of its Affiliates is a party or by which the Purchaser or any of its Affiliates or any of their respective assets is bound; (iii) permit the acceleration of the maturity of any indebtedness of the Purchaser or any of its Affiliates or indebtedness secured by any of their respective assets; or (iv) violate or conflict with any provision of the limited liability company operating agreement or other organizational documents of the Purchaser.

5.4 Proceedings. There are no Proceedings pending, or, to the Purchaser’s Knowledge, threatened, by or against the Purchaser or any of its Affiliates with respect to this Agreement or the Related Agreements, or in connection with the transactions contemplated hereby or thereby.

5.5 Financing.

(a) The Purchaser has obtained (i) a term sheet from a responsible financial institution (the “Term Sheet”) setting forth certain terms and conditions of first-lien debt financing to include the making of loans to and issuance of letters of credit for the benefit of the Purchaser and (ii) a letter (the “Financeability Letter”) referring to second-lien debt financing to be arranged through the private debt markets (collectively, the “Debt Financing”), in amounts that if such Debt Financing is successfully obtained will be in the aggregate, together with the amount of the Equity Financing and available cash resources of the Purchaser, sufficient to pay the amounts to be paid by the Purchaser at the Closing under this Agreement and the fees and expenses incurred by the Purchaser in connection with the transactions contemplated hereby. The Purchaser has made available to Chemtura true and complete copies of the Term Sheet and Financeability Letter

(b) The Purchaser will, as of the Closing, have obtained up to $35 million in equity (the “Equity Financing”) from certain equity investors to fund in part the amounts to be paid at the Closing under this Agreement.

ARTICLE 6.
COVENANTS

6.1 Access to Information. From and after the date of this Agreement until the Closing Date, each Seller shall (and shall request its accountants and environmental consultants to), and Chemtura shall cause the Chinese Joint Venture (and shall request its accountants and environmental consultants) to, afford to the Purchaser and its accountants, counsel and other Representatives reasonable access, upon reasonable notice during normal business hours, to all the personnel, properties, books, contracts, commitments, Tax Returns and records of the Business that relate to the Assets (but not including Tax Returns in respect of income generated by such Assets) and during such period shall furnish to the Purchaser any information of the Business relating to (and then only to the extent relating to) the Assets which is reasonably available to the Sellers or the Chinese Joint Venture as the Purchaser may reasonably request; provided that nothing herein will obligate any Seller or the Chinese Joint Venture to (a) take any actions that would unreasonably interrupt the normal course of business of the Business (including conducting, or permitting the Purchaser to conduct, any environmental sampling or testing) or (b) violate any Law or the terms of any Contract to which any Seller or the Chinese Joint Venture or any Affiliate of any Seller is a party or to which any assets of any Seller or the Chinese Joint Venture or any Affiliate of any Seller are subject, and provided, further, that if any particular document or other item containing information to which the Purchaser has the right of access pursuant to this Section 6.1 contains both (y) information related to the Business and (z) other information, then the applicable Seller or the Chinese Joint Venture may, at its option, either (i) provide a copy of such document or item to the Purchaser subject to the Purchaser’s obligations contained herein to keep such other information confidential or (ii) redact (with reasonable promptness) such document or item and provide the Purchaser with access to such redacted form of document or item (which redacted form of document or item shall incorporate all information that the Purchaser has the right to access pursuant to this Section 6.1). Notwithstanding anything to the contrary contained in this Section 6.1, nothing in this Section 6.1 shall require any party to provide any other party with books and records or information that constitute Privileged Documents.

6.2 Preservation of Business. From the date of this Agreement until the Closing Date, except as set forth on Schedule 6.2 or as contemplated by this Agreement (including any Employee Exhibit), each Seller and the Chinese Joint Venture shall operate the Business in the manner contemplated by the 2007 Budget. Without limiting the generality of the foregoing, except as set forth on Schedule 6.2 or as contemplated by this Agreement, prior to the Closing neither the Sellers collectively in connection with the Business as it is conducted at the Geismar Facility and the Monochem Facility nor the Chinese Joint Venture shall, without the prior written consent of the Purchaser, which shall not be unreasonably withheld or delayed:

(a) sell, transfer, lease, license, convey or otherwise dispose of any Assets having a net book value, individually or in the aggregate, in excess of $25,000, except in the ordinary course of business and consistent with past practice or in connection with the matters described in Schedule 4.9(e);

(b) acquire or lease any material assets having a net book value, individually or in the aggregate, in excess of $10,000, except in the ordinary course of business and consistent with past practice;

(c) make any material changes in the accounting principles or practices of the Business, except as required by GAAP or applicable Law;

(d) other than supply arrangements in the ordinary course of business and consistent with past practice, enter into any material transaction with any Affiliate of any Seller (including another Seller);

(e) enter into, adopt, amend or terminate any material bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan or fund for the benefit or welfare of any Business Employee, or materially increase the compensation or benefits of any Business Employee, or enter into any Contract to do any of the foregoing, in each case except (i) in the ordinary course of business or to the extent undertaken in connection with the implementation of a program that impacts all similarly situated employees of Chemtura and its Affiliates, (ii) as required by Law or (iii) as required by the terms of any collective bargaining agreement;

(f) enter into any Contract that (i) obligates the Sellers or the Chinese Joint Venture to make aggregate payments in excess of $25,000 and that would be binding upon the Business or the Assets after the Closing or (ii) that has a term of, or requires the performance of any obligation by the Sellers or the Chinese Joint Venture over a period in excess of, one year and that would be binding upon the Business or the Assets after the Closing, in each case except in the ordinary course of business and consistent with past practice; provided that in no event shall any Seller or the Chinese Joint Venture enter into any hedging arrangement or other derivative transaction that would be binding upon the Business or the Assets after the Closing;

(g) (i) waive or abandon any material rights under any of the Material Contracts, (ii) repudiate any of its obligations under any Material Contract or disaffirm or challenge the validity or enforceability thereof, (iii) amend any Material Contract in a manner that would (A) adversely affect the use or enjoyment thereof by the Purchaser or the Chinese Joint Venture, (B) materially decrease the value thereof or (C) materially increase the Purchaser’s or the Chinese Joint Venture’s obligations or liabilities thereunder, (iv) terminate any Material Contract (except with respect to purchase orders in the ordinary course of business consistent with past practice) or (v) materially default in the performance of any obligation under a Material Contract;

(h) waive or abandon or otherwise dispose of any rights in or to any Registered Intellectual Property or any other material Transferred Intellectual Property;

(i) make or revoke any material election with respect to Taxes of the Chinese Joint Venture; or

(j) enter into any closing agreement or settlement agreement to settle any claim or assessment for Taxes of the Chinese Joint Venture, or surrender any right to claim a refund of Taxes or otherwise offset any Tax Liability of the Chinese Joint Venture.

6.3 Consents and Approvals.

(a) On the terms and subject to the conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. Each of the Sellers, on the one hand, and the Purchaser, on the other hand, shall not (and shall cause its respective Affiliates not to) take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in Article 7 or Article 8, respectively, not being satisfied. Notwithstanding anything to the contrary contained in this Agreement, nothing contained herein shall require any party to waive its rights to terminate the Agreement hereunder or any condition to its obligation to consummate the transactions contemplated hereby. For the avoidance of doubt, the Seller shall be responsible for all requirements under sections 22a-134 through 22a-134e of the Connecticut General Statutes commonly known as “the property transfer law” that may be applicable to acts, events or circumstances occurring prior to the Closing as a result of the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the provisions of Section 6.3(a), the Sellers and the Purchaser shall (i) file within 30 days after the date of this Agreement with the Antitrust Division and the FTC the notification and report form required under the HSR Act for the transactions contemplated hereby, requesting early termination of the waiting period thereunder, (ii) respond promptly to inquiries from the Antitrust Division or the FTC in connection with such filings, including providing any supplemental information that may be requested by the Antitrust Division or the FTC and (iii) provide to the other party copies of any filings made under the HSR Act at the time they are filed with the Antitrust Division or the FTC, but excluding documents or disclosures that reflect negotiations or valuations. Each of the Sellers and the Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. The Sellers and the Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or request for additional information from, the Antitrust Division or the FTC. Each party shall use its commercially reasonable efforts to obtain any clearance required under the HSR Act for the consummation of the transactions contemplated by this Agreement. The Sellers and the Purchaser shall also cooperate to make any required filings, including any required filings under the Premerger Notification Provisions (and use commercially reasonable efforts to obtain any clearance required thereunder) and any required merger notification under the Laws of Brazil as promptly as practicable after the execution and delivery of this Agreement and, with respect to Brazil, no later than 15 business days after the execution and delivery of this Agreement.

(c) In furtherance and not in limitation of the provisions of Section 6.3(a), each Seller and the Purchaser shall cooperate with the other parties with respect to obtaining and making the Consents of Governmental Authorities and act as if all notifications, filings, submissions and other evidence, and all assurances, commitments or undertakings to be provided, or consent decrees to be entered into, in such connection are required to be prepared and filed jointly by all parties even if under particular circumstances they are formally made by only one party. In particular, each Seller and the Purchaser shall promptly provide drafts to the other parties, allow reasonably adequate time for comment by the other parties and consult promptly with the other parties with respect to the contents of all notifications, filings, submissions, further documentation and evidence to be submitted to all relevant Governmental Authorities. Each Seller and the Purchaser shall, in each case where permitted by the relevant Governmental Authority, allow Persons nominated by the other parties to attend all meetings with Governmental Authorities and, where appropriate, to make oral submissions at such meetings. The Purchaser and each Seller shall (i) furnish to the other such necessary information and reasonable assistance as the other may require in connection with its preparation of any notification, filing, submission or further documentation or evidence that is necessary in obtaining and making Consents of Governmental Authorities and (ii) promptly disclose to the other all correspondence received from or sent to any relevant Governmental Authority in connection herewith and shall keep the other fully informed of any other related communication in whatever form with any of the relevant Governmental Authorities. The Purchaser and each Seller shall comply promptly with any inquiry or request for additional information from any relevant Governmental Authority in connection herewith and shall promptly provide any supplemental information requested in connection with the notifications, filings and/or submissions made hereunder for the purposes of obtaining and making the Consents of Governmental Authorities.

(d) Each party shall, and shall cause its Affiliates to, use its commercially reasonable efforts (at its own expense) to obtain, and to cooperate in obtaining, all Consents from third parties in respect of the Purchased Contracts to the extent such Purchased Contracts require such Consents as a result of the transactions contemplated hereby; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent may be required (other than nominal filing or application fees). The Purchaser acknowledges that certain Consents with respect to the transactions contemplated by this Agreement may be required from parties to Contracts and that such Consents have not been obtained. No Seller or any of their respective Affiliates shall have any Liability whatsoever to the Purchaser arising out of or relating to the failure to obtain any Consents from parties to Contracts that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Purchased Contract as a result thereof, other than any such failure or termination arising from a breach by the Sellers of this Section 6.3(d).

(e) Each party shall, and shall cause its Affiliates to, reasonably cooperate to transfer any Permits, including any Environmental Permits, from the Sellers to the Purchaser (or any applicable person designated by the Purchaser) and obtain any Consents from any Governmental Authorities related to any such Permits or Environmental Permits to the extent such Permits or Environmental Permits are transferable and subject to any required approvals by applicable Governmental Authorities.

6.4 Chemtura Names.

(a) The Purchaser acknowledges that the Chemtura Names are and shall remain the property of the Sellers or their Affiliates and that nothing in this Agreement shall transfer or shall operate as an agreement to transfer any right, title or interest in any Chemtura Name to the Purchaser or any Affiliate of the Purchaser.

(b) Subject to Sections 6.4(c) and (d), no Seller is granting the Purchaser a license to use, and neither the Purchaser nor any of its Affiliates shall have any title, right or interest in or to, any Chemtura Name after the Closing.

(c) The Sellers grant to the Purchaser pursuant to this Section 6.4(c) a limited transition trademark license solely for the purpose of transitioning the Chemtura Names after the Closing and for the purpose of selling existing inventory of stocks, goods, products, services or software that include the Chemtura Names. The Purchaser agrees that it shall acquire no rights whatsoever in the Chemtura Names by virtue of its use during this transition period and that all use of the Chemtura Names during this period shall inure to the benefit of the Sellers and their Affiliates. Except as necessary in the performance under the Purchaser Master Supply Agreement, the Purchaser agrees that:

(i) as soon as reasonably practicable following the Closing, but in any event within 60 days following the Closing Date, no stationery, purchase order, invoice, receipt or other similar document containing any reference to any Chemtura Name shall be printed, ordered or produced by or on behalf of the Purchaser or any of its Affiliates and that the Purchaser shall, and shall cause all of its applicable Affiliates to, (A) cease to use any stationery, purchase order, invoice, receipt or other similar document containing any reference to any Chemtura Name or (B) only use such stationery, purchase order, invoice, receipt or other similar document after having deleted, pasted over or placed a sticker over such references;

(ii) as soon as reasonably practicable following the Closing, and in any event no later than 120 days after the Closing Date, it will remove the Chemtura Names from all visible premises, signs and vehicles which are included in the Assets;

(iii) following the Closing, no brochures, leaflets or similar documents and no packaging containing any reference to any Chemtura Name shall be printed, ordered or produced by or on behalf of the Purchaser or any of its Affiliates and, with respect to existing brochures, leaflets or similar documents and packaging containing a reference to any Chemtura Name, the Purchaser shall use its commercially reasonable efforts to ensure that, as soon as reasonably practicable but in no event later than 60 days following the Closing Date, such references are deleted, pasted over or have a sticker put over them; and

(iv) it shall use its commercially reasonable efforts to ensure that, from and after the Closing, no stocks, goods, products, services or software are manufactured or produced by or on behalf of the Purchaser or any of its Affiliates showing, having marked thereon or using any Chemtura Name.

(d) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article 12 and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 6.4. Accordingly, each Seller shall be entitled, without limiting its other remedies, to equitable relief, including the remedy of specific performance or injunction, with respect to any breach or threatened breach of such covenants and the Purchaser (on behalf of itself and its Affiliates) consents to the entry thereof.

6.5 Brokers. Regardless of whether the Closing shall occur, (a) Chemtura shall indemnify the Purchaser and its Affiliates against, and hold the Purchaser and its Affiliates harmless from, any and all liability for any brokers’ or finders’ fees or other commissions arising with respect to brokers or finders retained or engaged by the Sellers or any of their Affiliates in respect of the transactions contemplated by this Agreement, and (b) the Purchaser shall indemnify each Seller and its Affiliates against, and hold each Seller and its Affiliates harmless from, any and all liability for any brokers’ or finders’ fees or other commissions arising with respect to brokers or finders retained or engaged by the Purchaser or any of its Affiliates in respect of the transactions contemplated by this Agreement.

6.6 Preservation of Books and Records; Access and Assistance.

(a) For a period of seven years after the Closing Date or as otherwise required by applicable Law, the Purchaser shall preserve and retain all Information and Records and other accounting, legal, auditing and other books and records (including any documents relating to any governmental or non-governmental Proceedings or investigations with respect to any Seller) relating to (i) the conduct of the Business or (ii) the ownership of the Assets prior to the Closing Date. Notwithstanding the foregoing, during such seven-year period, the Purchaser may dispose of any such books and records which are offered to, but not accepted by, the Sellers. If at any time after such seven-year period the Purchaser intends to dispose of any such books and records, the Purchaser shall not do so without first offering such books and records to the Sellers.

(b) From and after the Closing Date, the Sellers and the Purchaser shall permit each other and its and their authorized representatives to have reasonable access, upon reasonable advance notice, to, and to inspect and copy (at the requesting party’s expense), all Information and Records and other accounting, legal, auditing and other books and records (including any documents relating to any governmental or non-governmental Proceedings or investigations with respect to any Seller) to the extent relating to (i) the conduct of the Business or (ii) the ownership of the Assets, in each case, prior to the Closing Date and to meet with officers and employees of the Purchaser on a mutually convenient basis in order to obtain explanations and additional information with respect to such Information and Records and books and records; provided, however, that nothing herein will obligate (A) any party to take any actions that would unreasonably interrupt the normal course of business of its business or (B) any Seller or the Purchaser to violate any Law or the terms of any Contract to which it or any of its Affiliates is a party or to which any its or its Affiliates’ assets are subject.

(c) In the event and for so long as any party hereto is prosecuting, participating in, contesting or defending against any charge, complaint, Proceeding, investigation, claim or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction prior to the Closing Date involving any Asset or the Business, each other party hereto shall (A) fully cooperate with it and its counsel in, and assist it and its counsel with, the prosecution, participation, contest or defense, (B) make available its personnel (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses), and (C) provide such information, testimony and access to its books and records, in each case as shall be reasonably requested in connection with the prosecution, participation, contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the prosecuting, participating, contesting or defending party (unless the prosecuting, participating, contesting or defending party is entitled to indemnification therefor under Article 12); provided that nothing herein will obligate any party to (1) take any actions that would unreasonably interrupt the normal course of business of its business or (2) violate any Law or the terms of any Contract to which it or any of its Affiliates is a party or to which any assets of it or any of its Affiliates are subject, and provided, further, that if any particular document or other item containing information to which the Purchaser has the right of access pursuant to this Section 6.6(c) contains both (Y) information related to the Business and (Z) other information, then the applicable Seller may, at its option, either (I) provide (with reasonable promptness) a copy of such document or item to the Purchaser subject to the Purchaser’s obligations contained herein to keep such other information confidential or (II) redact (with reasonable promptness) such document or item and provide the Purchaser with access to such redacted form of document or item (which redacted form of document or item shall incorporate all information that the Purchaser has the right to access pursuant to this Section 6.6(c)).

(d) Notwithstanding anything to the contrary contained in this Section 6.6, nothing in this Section 6.6 shall require any party to provide any other party with books and records or information that are Privileged Documents. For the avoidance of doubt, this Section 6.6 shall not apply with respect to disputes between or among the parties hereto and/or their Affiliates.

6.7 Insurance. The Purchaser acknowledges that (a) all of the insurance policies maintained by the Sellers or any of their Affiliates prior to the Closing Date will be terminated with respect to the Business effective as of the Closing Date and (b) upon such termination, the Business will cease to be covered under such policies and the Purchaser will have to obtain replacement coverage (including coverage as the Purchaser deems appropriate for the Assets, the operation of the Business and the satisfaction of the Assumed Obligations).

6.8 Confidentiality.

(a) The Purchaser acknowledges that, prior to or after the Closing, it may be furnished with, receive or otherwise have access to information that is associated with the Other Chemtura Businesses or relating to the Retained Obligations or Excluded Assets, including information contained in Intellectual Property and other technical and business proprietary non-public information (such information, to the extent associated with the Other Chemtura Businesses or relating to the Retained Obligations or the Excluded Assets, “Seller Confidential Information”). The Purchaser further acknowledges that all Transferred Employees may have obtained Seller Confidential Information in the course of their prior employment with the Sellers and their Affiliates. Effective upon, and only upon, the Closing, the obligations under the Confidentiality Agreement to keep information confidential shall terminate, and thereafter the provisions of this Section 6.8 shall govern the parties’ obligations to keep confidential the Confidential Information. For the avoidance of doubt, nothing contained in this Section 6.8 is intended to restrict the Purchaser’s ability to use or disclose any information related to the Business after the Closing or to restrict either party from using any Confidential Information in a dispute with the other party in relation to this Agreement.

(b) Subsequent to the Closing, the Purchaser shall not (and shall cause its and its Affiliates’ employees and other Representatives not to) disclose, and shall (and shall cause its employees to) maintain the confidentiality of, all Seller Confidential Information.

(c) Subsequent to the Closing, the Sellers shall not (and shall cause their and their Affiliates’ employees and other Representatives not to) disclose, and shall (and shall cause its employees to) maintain the confidentiality of, all information relating to the Business, the Purchased Assets, the Purchased Contracts and the Assumed Obligations, including information contained in the Transferred Intellectual Property and other technical and business proprietary non-public information (collectively, “Purchaser Confidential Information;” the Seller Confidential Information and the Purchaser Confidential Information are collectively referred to as “Confidential Information”).

(d) With respect to Seller Confidential Information, the Purchaser shall be referenced herein as the “Receiving Party,” and the Seller shall be referenced herein as the “Disclosing Party.” With respect to Purchaser Confidential Information, the Seller shall be referenced herein as the “Receiving Party,” and the Purchaser shall be referenced herein as the “Disclosing Party.” Each Receiving Party shall use at least the same degree of care to safeguard and to prevent the disclosure, publication, dissemination, destruction, loss or alteration of the Disclosing Party’s Confidential Information as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own information (or information of its customers) of a similar nature, but in no case less than reasonable care. Each Receiving Party agrees that it shall not (and shall cause its and its Affiliates’ employees and other Representatives not to) (i) use any of the Disclosing Party’s Confidential Information in any manner, (ii) make any copies of any of the Disclosing Party’s Confidential Information, (iii) acquire any right in or assert any Lien against any of the Disclosing Party’s Confidential Information, (iv) sell, assign, transfer, lease, license or otherwise dispose of any of the Disclosing Party’s Confidential Information to third parties or commercially exploit any of the Disclosing Party’s Confidential Information, including through derivative works, or (v) refuse for any reason (including a default or breach or threatened breach of this Agreement or any Related Agreement by the Disclosing Party) to promptly provide any tangible embodiments of the Disclosing Party’s Confidential Information (including copies thereof) to the Disclosing Party if requested to do so, in the form reasonably requested. In the event that the Receiving Party or any of its Affiliates is requested or required by applicable Law, regulation or legal process to disclose any of the Disclosing Party’s Confidential Information, the Receiving Party shall (A) provide the Disclosing Party with prompt written notice so that the Disclosing Party may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.8(d) and (B) cooperate with the Disclosing Party in any reasonable effort the Disclosing Party undertakes to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or the Disclosing Party waives compliance with the provisions of this Section 6.8(d), the Receiving Party shall disclose to the Person compelling disclosure only that portion of the Disclosing Party’s Confidential Information that the Receiving Party is advised by written opinion of counsel is legally required and shall use its commercially reasonable efforts to obtain reliable assurance that confidential treatment is accorded the Disclosing Party’s Confidential Information so disclosed, to the extent available.

(e) Nothing contained in this Agreement shall be construed as obligating either party or any of its Affiliates to disclose any Confidential Information to the other party, or as granting to or conferring on either party, expressly or impliedly, any right, title, interest or license in or to any of the other party’s Confidential Information or any components thereof.

(f) Notwithstanding anything to the contrary, Confidential Information shall not include any information that (i) is or becomes publicly known through no fault of the Receiving Party, (ii) was already known to the Receiving Party (except, (A) in the case of the Sellers after the Closing, for information related to the Business or the Purchaser and (B) in the case of the Purchaser after the Closing, for information relating to Other Chemtura Businesses to which the Purchaser has access as a result of its acquisition of the Business or its performance of its obligations under the Purchaser Master Supply Agreement) or becomes available to the Receiving Party from a Person who does not have an obligation of confidence with respect to such information, or (iii) is independently developed for the Receiving Party by Persons who do not have access to the Disclosing Party’s Confidential Information.

(g) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article 12 and other remedies at law may be inadequate in the case of any breach or threatened breach of the covenants contained in this Section 6.8. Accordingly, the owner of the Confidential Information shall be entitled to seek equitable relief, including the remedies of specific performance and injunction, with respect to any breach or attempted breach of such covenants by the other party.

6.9 Guarantees; Credit Support.

(a) The Purchaser will cooperate with the Sellers in obtaining, and use its commercially reasonable efforts to obtain, at or prior to the Closing, a full and unconditional release of all Business Guarantees, including by agreeing to enter into replacement credit support in favor of any third party creditor who is a beneficiary of such Business Guarantee.

(b) Each Seller shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to cause all credit support in favor of any Seller with respect to the Business (e.g., any letters of credit backing obligations to any Seller with respect to any accounts or supplies or services) to be amended or replaced such that such credit support is on substantially similar terms that are no less favorable in the aggregate to that in favor of such Seller except that it is in favor of the Purchaser on the Closing Date.

6.10 Taxes.

(a) Tax Returns. (i) With respect to all Tax Returns required to be filed by or with respect to the Chinese Joint Venture for a Pre-Closing Tax Period (a “Pre-Closing Tax Return”) (A) the Sellers shall prepare and timely file, and cause to be filed, all such Tax Returns required to be filed prior to the Closing Date, and (B) the Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all such Tax Returns required to be filed after the Closing Date. Not later than five days prior to the due date for the payment of Tax with respect to each Pre-Closing Tax Return, the Sellers shall timely pay to the Purchaser the amount owed, if any, to the Purchaser pursuant to Section 12.2 with respect to such Pre-Closing Tax Return. Not later than 30 days prior to the due date of each Pre-Closing Tax Return (including extensions thereof), the party preparing such Tax Return shall provide a copy of such Tax Return to the other party, together with the work papers and schedules utilized in its preparation, for the other party’s review and comment, which comments shall not be unreasonably withheld. The party preparing such Tax Return shall provide a copy of the final Pre-Closing Tax Returns to the other party promptly after filing.

(ii) The Purchaser shall cause to be prepared and duly filed all Tax Returns required to be filed by or with respect to the Chinese Joint Venture for all Straddle Periods. Not later than 30 days prior to the due date of each Tax Return that relates to a Straddle Period (“Straddle Period Tax Return”) (including extensions thereof), the Purchaser shall deliver to the applicable Seller a copy of such Tax Return for such Seller’s review and comment, which comments shall not be unreasonably withheld. Not later than five days prior to the due date for the payment of Tax with respect to each Straddle Period Tax Return, the Sellers shall pay to the Purchaser the amount owed, if any, to the Purchaser pursuant to Section 12.2 with respect to such Tax Return. Upon receipt thereof, the Purchaser shall pay the Taxes shown due thereon.

(iii) The Purchaser shall provide a copy of all final Straddle Period Tax Returns to the Sellers promptly after filing. The Sellers, the Purchaser and the Chinese Joint Venture shall cooperate fully, as and to the extent reasonably requested, in connection with the filing of the Pre-Closing Tax Returns and Straddle Period Tax Returns and any audit, litigation or other proceeding with respect to such Tax Returns.

(b) Pre-Closing Portion of Straddle Period Taxes. For purposes of determining the indemnification payment, if any, under Section 12.2(e), in the case of Taxes that are payable by or with respect to the Chinese Joint Venture with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on day immediately preceding the Closing Date shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Taxable year or period ending on (and including) the day immediately preceding the Closing Date; and

(ii) in the case of Taxes that are imposed on a periodic basis with respect to the assets of the Chinese Joint Venture, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on (and including) the day immediately preceding the Closing Date and the denominator of which is the number of calendar days in the entire period.

(c) Property Taxes. The party considered to be the owner of record under the applicable state law shall be responsible for filing any returns and paying any tax due with respect to all real estate, personal property and similar ad valorem Taxes relating to the Assets applicable to periods beginning before or on the Closing Date and ending after Closing Date (“Property Taxes”). Notwithstanding the preceding sentence, Property Taxes shall be prorated based on the assessment for the relevant calendar year (unless such Property Taxes are paid in arrears and the Closing takes place during calendar year 2007 and the assessment for the calendar year 2007 shall not be available, in which case the assessment for calendar year 2006 shall be used, subject to a true-up when the 2007 assessment is issued) and the number of days in such period that occur before the Closing Date, on the one hand, and the number of days in such period that occur on or after the Closing Date, on the other hand, with the amount of such Taxes allocable to the portion of the period ending on the Closing Date being the responsibility of the Sellers and the remainder being the responsibility of the Purchaser. In the event that the amount of Property Taxes actually assessed differs from the amount used in the proration, the proration shall be revised based upon the final assessment. The Purchaser or Sellers, as the case may be, shall reimburse the other party for Property Taxes paid within fifteen days of payment by the other party, to the extent such party is liable for the Property Taxes pursuant to this Section 6.10(c) and such Taxes are paid by the other party. The parties shall cooperate fully, as and to the extent reasonably requested, in connection with the filing of any Tax Returns relating to Property Taxes and any audit, litigation or other proceeding with respect to such Tax Returns.

(d) Taxes Related to Transaction. All sales, use, transfer, real property transfer, value added, recording, registration, notary, stamp, stamp duty or similar Taxes and fees (“Transfer Taxes”), and all recording costs, arising out of the transfer of the Assets pursuant to this Agreement and all costs and expenses incurred in connection with the transferring and recording of title to the Assets shall be apportioned fifty percent to the Sellers and fifty percent to the Purchaser. The Tax Returns relating to such Transfer Taxes shall be timely prepared by the party legally obligated to make such filing, and such party will use its commercially reasonable efforts to provide such Tax Returns to the other party at least ten days prior to the due date for such Tax Returns. The parties agree to cooperate with each other in connection with the preparation and filing of such Tax Returns, in obtaining all available exemptions from such Transfer Taxes, in timely providing each other with resale certificates and any other documents necessary to satisfy any such exemptions and in any audit, litigation or other proceeding with respect to such Tax Returns.

(e) Procedures Relating to Tax Claims. The Purchaser and the Sellers shall cooperate fully, as and to the extent reasonably requested, in connection with any audit, litigation or other proceeding with respect to Taxes and Tax Returns (other than a proceeding described in Article 12 which shall be governed by Article 12). Such cooperation shall include the retention, and (upon the other party’s request) the provision, of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance; provided, further, no party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such party. The Sellers agree to retain all books and records with respect to Tax matters pertinent to the Chinese Joint Venture relating to the Tax periods ending prior to the Closing Date, until the expiration of any applicable statute of limitations or extensions thereof.

6.11 Certain Restrictions.

(a) For a period of four years after the Closing Date, the Sellers shall not, and shall cause their Affiliates not to, directly or indirectly:

(i) engage in the business of manufacturing, marketing and distributing, or performing research and development with respect to, products of the EPDM Business and the Rubber Chemicals Business that were manufactured during the 24 months prior to the Closing (any such product, a “Prohibited Product”), in each case as conducted by the Sellers during the 24 months prior to the Closing Date in any country in which any Seller conducts such business during the 24 months prior to the Closing Date (a “Competing Business”), or

(ii) have a financial interest in (including as a shareholder, member, partner, owner, lender, creditor or in any similar capacity) any Competing Business.

(b) Notwithstanding the terms of Section 6.11(a), nothing in Section 6.11(a) shall prohibit or otherwise restrict any Seller or any of its Affiliates from:

(i) carrying on or developing any business other than any Competing Business;

(ii) acquiring the whole or any part of a Person which carries on all or a portion of any Competing Business or the whole or any part of a business which includes the carrying on of all or a portion of any Competing Business, except that where more than $5,000,000 of the revenues of the Person or of the business acquired as set out in the latest available annual financial statements of that Person or business consists of a Competing Business, such Seller or Affiliate of such Seller shall use its commercially reasonable efforts to dispose of (including by terminating operations relating to the Competing Business or diverting those assets to a business other than a Competing Business) such assets within 12 months of such acquisition (which 12 month period shall be extended for an additional six months, but only so long as the relevant Seller or Affiliate of such Seller is making diligent efforts to dispose of such assets);

(iii) owning (A) less than an aggregate of 5% of any class of stock traded on a national exchange of a Person engaged, directly or indirectly, in all or a portion of any Competing Business; or (B) less than 5% in value of the indebtedness of a Person engaged, directly or indirectly, in all or a portion of any Competing Business;

(iv) marketing and selling Celogen® OT, Celogen® AZ and Celogen® AZ blends for use in any applications other than rubber;

(v) selling, marketing and distributing (A) I-3 or (B) EPDM, in each case for use in Royaltuf® and plastic additives;

(vi) manufacturing PPD Products solely for sale to the Purchaser or its designee in accordance with the terms of the Chemtura Master Supply Agreement; or

(vii) manufacturing, marketing or selling any product that includes as an ingredient or component any Prohibited Product, if the Prohibited Product constitutes less than 50% of such product or if the Prohibited Product undergoes a chemical transformation.

(c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article 12 and other remedies at law may be inadequate in the case of any breach or threatened breach of the covenants contained in Section 6.11(a). Accordingly, the Purchaser shall be entitled to seek equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(d) Notwithstanding anything to the contrary contained in this Agreement, Section 6.11(a) shall not apply to any third party which (i) acquires (A) a majority equity interest in Chemtura or in any of the Affiliates of Chemtura or (B) all or substantially all of the business or assets of Chemtura or any Affiliates of Chemtura, regardless of the form of such transaction and (ii) was a competitor of the Business at the time of such acquisition. If the requirements of the preceding sentence are satisfied, then Section 6.11(a) shall also not apply to any of the Affiliates of such third party (other than the entity Chemtura and the entities which were Affiliates of Chemtura prior to such acquisition).

6.12 Purchaser’s Option. The Sellers hereby grant the Purchaser an option to purchase the assets described on Schedule 6.12, exercisable in accordance with and on the terms and conditions set forth in Schedule 6.12.

6.13 Naugatuck Equipment.

(a) The Purchaser shall remove, within one month after the expiration of the term of the Ground Lease (as it may be extended pursuant to the terms thereof), at its own cost and expense, during normal business hours and without causing damage, Liability or material interruption to the applicable Seller’s business or assets, the technical service equipment included in the Naugatuck Equipment from the 112 Building located at the Naugatuck Site (the “Naugatuck Technical Service Equipment”). If the Purchaser fails to so remove any Naugatuck Technical Service Equipment, (i) all of the Purchaser’s right, title and interest in and to any such Naugatuck Technical Service Equipment shall automatically be transferred to the Seller of such Naugatuck Technical Service Equipment without any further action being required on the part of such Seller or the Purchaser and (ii) the Purchaser hereby grants an irrevocable power of attorney to each Seller of Naugatuck Technical Service Equipment granting such Seller the power to execute the necessary transfer documents on its behalf to cause any such transfer to be effective.

(b) The Purchaser shall, within six months after the Closing, remove, at its own cost and expense, during normal business hours and without causing damage, Liability or material interruption to the applicable Seller’s business or assets, the pilot plant equipment included in the Naugatuck Equipment from the 110 Building located at the Naugatuck Site (the “Pilot Plant Equipment”). If the Purchaser fails to so remove any such Pilot Plant Equipment, (i) all of the Purchaser’s right, title and interest in and to any such Pilot Plant Equipment shall automatically be transferred to the Seller of such Pilot Plant Equipment without any further action being required on the part of such Seller or the Purchaser and (ii) the Purchaser hereby grants an irrevocable power of attorney to each Seller of Pilot Plant Equipment granting such Seller the power to execute the necessary transfer documents on its behalf to cause any such transfer to be effective.

6.14 Chemtura’s Option. The Purchaser hereby grants Chemtura an option to purchase the assets described on Schedule 6.14, exercisable in accordance with and on the terms and conditions set forth in Schedule 6.14.

6.15 Decommissioning of Wastewater Tank. The Sellers shall decommission (the “Wastewater Tank Decommissioning”) the 2,400,000 gallon on-site wastewater tank referred to as tank WV-001 (the “Wastewater Tank”) within the time period set forth on Schedule 6.15. The Sellers shall comply with all applicable Environmental Laws and Permits in decommissioning the Wastewater Tank and in disposing of any materials, including any Hazardous Substance, that may exist in the Wastewater Tank as of the time it is decommissioned. The Wastewater Tank Decommissioning, including all necessary testing and remediation, shall be completed at the Sellers’ own cost and expense, during normal business hours and without causing damage, Liability or material interruption to the Purchaser’s business or assets. The Sellers agree to coordinate their efforts with the Purchaser to minimize interruptions to the Purchaser’s business or assets and to ensure compliance with all applicable Environmental Laws and Permits.

6.16 Financial Assurance. The applicable Seller shall arrange for and maintain, in the name of the Purchaser, the Sellers’ Financial Assurance Obligations, subject to the provisions of Schedule 12.9(a). The Purchaser shall arrange for and maintain the Purchaser’s Financial Assurance Obligations. In addition, the Purchaser shall be responsible for mowing the Geismar Landfill cap as required by the RCRA Permit and shall not make a claim under Section 12.9 or any other section of this Agreement for indemnification or reimbursement for the costs of such mowing.

6.17 Financial Statements.

(a) As soon as practicable after the date hereof, the Sellers shall prepare and deliver to the Purchaser (i) the audited combined statement of net assets of the Business as of December 31, 2006 and the related audited combined statement of revenues and expenses of the Business for the year then ended and (ii) the audited statements of net assets of the EPDM Business as of December 31, 2004 and 2005 and the related audited statement of revenues and expenses of the EPDM Business for the years then ended (together with any notes thereto and the report of an independent auditor reasonably acceptable to the Purchaser thereon, which report shall be substantially in the form attached as Schedule 6.17(a), the “Audited Special Purpose Financial Statements”) and any supporting schedules used in connection with the preparation therewith. The Audited Special Purpose Financial Statements shall be prepared by the Sellers in accordance with GAAP (except as set forth in the notes thereto), consistently applied, and shall contain a reconciliation of the combined statement of net assets as of December 31, 2006 and the related combined statement of revenues and expenses for the year then ended prepared in accordance with GAAP and those same statements prepared in accordance with the Calculation Principles (the “Reconciliation”). The Reconciliation shall contain such level of detail as may be required to calculate 2006 EPDM EBITDA, 2006 Rubber Chemicals EBITDA and the amount of capital expenditures made or accrued by the Business during the year ended December 31, 2006, in each case in accordance with the Calculation Principles. Notwithstanding any reference in any Audited Special Purpose Financial Statement to the inclusion of certain assets to be sold and liabilities to be transferred, the only assets to be sold by the Sellers are the Assets and the only liabilities to be assumed by the Purchaser are the Assumed Liabilities.

(b) The Sellers shall deliver to the Purchaser as soon as practicable monthly financial reports for the Business that are prepared internally by the Sellers’ management for any calendar month falling within the period from January 1, 2007 through the end of the Relevant Month (the “Interim Financial Statements”).

6.18 Customer Accounts Receivable. The Sellers and the Purchaser shall cooperate in good faith in order to ensure that the applicable Seller receives payment of any account, trade or note receivable or other payment from a customer or any other obligor to the extent relating to any Other Chemtura Business and that the Purchaser receives payment of any account, trade or note receivable or other payment from a customer or any other obligor (other than Foreign Accounts Receivable or the Retained PPD Receivables) to the extent relating to the Business. As promptly as practicable after the Closing, the parties will reasonably cooperate to notify each account debtor of any Account Receivable of the Purchaser’s identity and the account which the Purchaser has designated for receipt of payments in a letter in form and substance reasonably satisfactory to the Purchaser. To the extent that either the Purchaser, on the one hand, or a Seller, on the other hand, determines that it has received payment of an account, trade or note receivable or other payment from a customer or any other obligor owned by the other (including by way of notice from the other), the receiving party agrees to promptly (and in any event as promptly as practicable but in no event later than five Business Days after making such determination) remit such payment to the designated bank account of the owner of such receivable or payment.

6.19 Customer Returns and Warranty Support Services. The Purchaser shall perform or pay for the performance of warranty services and other similar obligations with respect to the Retained Product Claims (including replacement or refund obligations) in accordance with the warranty terms contained in the applicable Contracts (the “Warranty Obligations”), and Chemtura shall (a) promptly reimburse the Purchaser for the Purchaser’s actual costs to perform or (b) pay for the performance of such Warranty Obligations, less the actual value of any products actually received by the Purchaser in a return transaction (“Warranty Costs”). Upon the receipt by Chemtura of a written report from the Purchaser, including supporting documentation, setting forth the details of any Warranty Obligations performed or paid for by the Purchaser, Chemtura shall promptly, but in no event later than ten Business Days after receipt of any such written report, reimburse the Purchaser for its Warranty Costs in respect of such Warranty Obligations. The Sellers reserve the right to make reasonable audits of the Purchaser’s invoices with respect to requests for reimbursement under this Section 6.19, and the Purchaser shall provide to the Sellers such reasonable information and reasonable access to the Purchaser’s records necessary to complete any such audit.

6.20 Certain Matters Regarding Financing. The Purchaser shall use its commercially reasonable efforts to secure as promptly as reasonably practicable the Debt Financing contemplated by the Term Sheet and the Financeability Letter, subject to the availability of such financing on commercially reasonable terms; provided, however, that nothing contained herein shall obligate the Purchaser to secure any debt financing arranged or provided by the arranger contemplated therein or any affiliate thereof. In the event the Purchaser determines that the condition precedent set forth in Section 7.9 cannot be satisfied, it shall promptly notify the Sellers of such determination.

6.21 Intellectual Property Rights Actions. Schedule 6.21 sets forth a true and complete list of all actions that, to the Sellers’ Knowledge, must be taken within six months following the date hereof to maintain the existence or validity of the Registered Intellectual Property.

6.22 Attorney-Client Privilege. In the event either party or any of its Affiliates or representatives gains access to the Privileged Documents of another party, whether inadvertently or otherwise, such party agrees not to contest any assertion of privilege by the party to which such privilege belongs by reason of such access.

6.23 Filing of Assignments. The Sellers shall, at the Sellers’ sole cost, within a commercially reasonable time after the Closing, deliver to the Purchaser evidence that the Sellers have taken commercially reasonable steps to cause documents to be properly filed with the applicable U.S. and foreign Governmental Authority, in form and substance sufficient to evidence in the records of such Governmental Authority a chain of title showing (a) the Sellers’ sole and exclusive ownership (prior to transfer to the Purchaser) of the Transferred Patents and Transferred Trademarks (to the extent subject to a registration or an application for registration) free and clear of any Lien other than Permitted Liens, and (b) the Sellers’ sole and exclusive ownership of any and all patents and patent applications licensed to the Purchaser under the License Agreements. The Sellers shall provide the Purchaser with copies of the Sellers’ submittals to the Governmental Authority and copies of any receipts or confirmations acknowledging such filing.

6.24 Key Employees. The Sellers shall provide reasonable cooperation with the Purchaser’s efforts to obtain non-competition agreements in forms reasonably acceptable to the Purchaser from the Business Employees listed on Schedule 6.24.

6.25 Certain Related Agreements. Prior to the Closing, each Seller and the Purchaser shall negotiate in good faith regarding, and shall dedicate adequate resources and use commercially reasonable efforts to mutually agree upon the forms and terms of the Chemtura Master Supply Agreement, the Ground Lease, the License Agreements (other than the Chinese Trademark License Agreement) and the Transition Services Agreement.

6.26 Receivables Securitization Agreements. Chemtura shall use commercially reasonable efforts to obtain as promptly as reasonably practicable all Consents required under the Receivables Securitization Agreements (including, where necessary, Consents of the applicable Persons to the repurchase by Chemtura of Accounts Receivable) for the consummation of the transactions contemplated by this Agreement from the applicable parties thereto and to cause the release of all Liens in respect of any and all Assets subject to any Lien thereunder.

6.27 Chinese Joint Venture. Chemtura shall use commercially reasonable efforts to purchase the 10% equity interest in the Chinese Joint Venture from China National Chemical Construction Jiangsu Company and to obtain the necessary Chinese Consents to such purchase such that as of the Closing, Chemtura shall own 100% of the equity interest in the Chinese Joint Venture free and clear of all Liens.

6.28 Foreign Accounts Receivable. At the Closing, Chemtura shall issue to the Purchaser a promissory note in original principal amount equal to the aggregate amount of the Foreign Accounts Receivable (excluding the Factored Accounts Receivable and net of related reserves and VAT taxes) as reflected on the Estimated Closing Statement, substantially in the form set forth in Exhibit L (the “Accounts Receivable Note”), such promissory note to (1) have a term of 90 days, (2) be payable bi-weekly in equal installments, (3) be unsecured and (4) bear no interest.

6.29 Adjustments to Pre-Signing Financial Statements.

(a) The parties agree and acknowledge that the 2006 Pre-Signing Financial Statements set forth in Schedule 4.4 and the Calculation Principles set forth in Schedule 1.1(c), in each case as of the date hereof are preliminary and are subject to good faith review by Chemtura and the Purchaser and that the Net Working Capital Threshold Amount has been determined based on the 2006 Pre-Signing Financial Statements. The parties shall have until February 28, 2007 to continue their good faith review of the 2006 Pre-Signing Financial Statements and agree to cooperate with each other in such review.

(i) If neither Chemtura nor the Purchaser delivers any comments on the 2006 Pre-Signing Financial Statements to the other on or prior to February 28, 2007, then on March 1, 2007, the 2006 Pre-Signing Financial Statements and Net Working Capital Threshold shall be deemed to be final and not subject to adjustment pursuant to this Section 6.29.

(ii) If either Chemtura or the Purchaser delivers to the other comments to the 2006 Pre-Signing Financial Statements on or prior to February 28, 2007, the Purchaser and Chemtura shall use their respective commercially reasonable efforts to negotiate in good faith to (A) address all such comments to their mutual satisfaction and (B) agree to appropriate adjustments, if any, to the Pre-Signing Financial Statements, the Net Working Threshold Amount and, if necessary, the Calculation Principles. Any agreement between the Purchaser and Chemtura pursuant to this Section 6.29(a)(ii) shall be in writing and shall set forth the agreed-upon Pre-Signing Financial Statements, Net Working Capital Threshold Amount and Calculation Principles, which shall thereafter be final and binding upon the parties for all purposes of this Agreement.

(iii) To the extent that the parties are unable to resolve any such comments or agree on any appropriate adjustments to the Pre-Signing Financial Statements, Net Working Capital Threshold Amount and Calculation Principles (the “Unresolved Comments”) within 40 days following the date hereof, the Unresolved Comments shall be submitted at the request of either Chemtura or the Purchaser to the Accounting Firm for arbitration in accordance with the procedures set forth in Section 3.2(c)(iv); provided that the scope of the review by the Accounting Firm will be limited to a determination of the appropriate adjustments and modifications, if any, to the Pre-Signing Financial Statements, the Net Working Capital Threshold Amount and the Calculation Principles resulting from the Unresolved Comments. Such determination by the Accounting Firm shall be final and binding upon the parties, and Chemtura shall, within 10 days following such determination, deliver to the Purchaser the Pre-Signing Financial Statements and Calculation Principles, as adjusted in accordance with the Accounting Firm’s determination, at which point the Pre-Signing Financial Statements, the Net Working Capital Threshold Amount and the Calculation Principles shall be final and binding upon the parties.

(b) Upon the Pre-Signing Financial Statements and Calculation Principles, as adjusted, becoming final and binding in accordance with Section 6.29(a)(ii) or (a)(iii), such final Pre-Signing Financial Statements and Calculation Principles shall be deemed to supersede and replace for all purposes of this Agreement (retroactively to the date of this Agreement) the Pre-Signing Financial Statements set forth on Schedule 4.4 and the Calculation Principles set forth on Schedule 1.1(c).

ARTICLE 7.
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by the Purchaser of the following conditions precedent on or before the Closing Date:

7.1 Representations and Warranties True. The representations and warranties of each of the Sellers contained herein shall have been accurate, true and correct in all material respects on and as of the date hereof (except with respect to representations and warranties that are qualified by materiality or Business Material Adverse Effect, which representations and warranties shall have been accurate, true and correct in all respects on and as of the date hereof) and, except to the extent that any such representation or warranty is expressly made solely as of the date hereof or as of another date earlier than the Closing Date, shall also be accurate, true and correct in all material respects on and as of the Closing Date (except with respect to representations and warranties that are qualified by materiality or Business Material Adverse Effect, which representations and warranties shall be accurate, true and correct in all respects on and as of the Closing Date). Notwithstanding any of the foregoing, if one or more of any such representations or warranties contained herein are not accurate, true and correct in all material respects (or in all respects, as the case may be) on and as of the date hereof and, except to the extent that any such representation or warranty is made solely as of the date hereof or as of another date earlier than the Closing Date, on and as of the Closing Date, the conditions precedent in this Section 7.1 shall nevertheless be deemed satisfied unless the inaccuracy, falsity or incorrectness of such representations or warranties would reasonably be expected to have a Business Material Adverse Effect.

7.2 Compliance with Agreements and Covenants. Each Seller shall have in all material respects performed and complied with all of its respective covenants and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing.

7.3 Certificate of Compliance. The Sellers shall have delivered to the Purchaser a certificate of each of the Sellers dated as of the Closing Date, executed by a duly authorized senior officer of each of the Sellers, certifying as to the satisfaction of the conditions set forth in Sections 7.1 and 7.2.

7.4 HSR Act; Premerger Notification Provisions; Brazil. (a) Any applicable waiting period under the HSR Act shall have expired or have been terminated without action by the Antitrust Division or the FTC to prevent consummation of the transactions contemplated hereby, (b) any waiting period or suspensory obligation under any Premerger Notification Provision shall have expired or been terminated, (c) all applicable filings, consents and approvals under any Premerger Notification Provision, the absence of which would prohibit the consummation of the transactions contemplated by this Agreement, shall have been made or obtained and (d) the notification of this Agreement shall have been made in Brazil to the Ministry of Justice of Brazil no later than the 15th business day after the date of the execution and delivery of this Agreement.

7.5 Governmental Required Consents. The Governmental Required Consents shall have been obtained, and the requirements under sections 22a-134 through 22a-134e of the Connecticut General Statutes (if applicable to acts, events or circumstances occurring prior to the Closing as a result of the transactions contemplated by this Agreement) shall have been satisfied.

7.6 No Injunctions or Other Legal Restraints. No applicable Law, injunction or other legal restraint or prohibition enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing, restricting or enjoining the consummation of the Closing or all or any portion of the transactions contemplated hereby shall be in effect.

7.7 Related Agreements. The form and substance of each Related Agreement (to the extent not attached as an Exhibit hereto) shall have been mutually agreed upon by the Purchaser and the Sellers, and the Purchaser shall have received from each Seller a duly executed copy of each Related Agreement to which such Person is a party.

7.8 Contractual Consents. Any Consents required to assign any Purchased Contracts with any of the Material Suppliers or the Material Customers shall have been obtained and shall be in form and substance reasonably satisfactory to the Purchaser.

7.9 Debt Financing. The Debt Financing shall have been made available to the Purchaser on terms and conditions no less favorable in the aggregate to the Purchaser than those set forth in the Term Sheet and the Financeability Letter, as applicable.

7.10 The Designated Agreements. The applicable Sellers shall have entered into the Designated Agreements, in each case in form and substance reasonably acceptable to the Purchaser.

7.11 Termination of Contracts. The Contracts listed in Schedule 7.11 shall have been terminated by the Sellers.

7.12 Business Material Adverse Effect. There shall have been no changes, developments or events since the date of this Agreement that have had or would reasonably be expected to have or result in a Business Material Adverse Effect.

7.13 Certificate of Non-Foreign Status. The Purchaser shall have received from each Seller selling Assets that constitute “United States real property interests,” as defined in section 897(c) of the Code, a certificate of non-foreign status of such Seller that meets the requirements of Treasury Regulation section 1.1445-2(b).

7.14 Resolution of Matters Related to the UBOB Operations. The Purchaser shall have received from Chemtura either of the items set forth on Schedule 7.14.

7.15 Asbestos Abatement. The Sellers shall have repaired those areas characterized on the asbestos survey from the Summer of 2006 as “needs repair or attention” and shall have delivered to the Purchaser documentation that such repairs had been completed, which documentation shall be reasonably satisfactory to the Purchaser.

7.16 Title Commitments. A title insurance commitment reasonably acceptable to the Purchaser with respect to each of the Geismar Facility and the Monochem Facility (the “Title Commitments”) shall have been issued by an insurance company reasonably acceptable to the Purchaser pursuant to which such insurance company agrees that upon passage of the applicable Act of Cash Sale to the Purchaser, payment of the premium therefor (such premium to be paid 50% by the Purchaser and 50% by the Sellers at the Closing) and satisfaction of other standard conditions such insurance company shall issue the applicable owner and lender title insurance policies in standard ALTA form, each such set of policies to be in an amount equal to not less than the fair market value of the Geismar Facility or Monochem Facility, as applicable, determined as of the Closing Date, containing only such exceptions to title as are reasonably acceptable to the Purchaser with reasonable zoning and other endorsements, and copies of any Liens referenced therein that had not been previously made available to the Purchaser by the Sellers shall have been delivered to the Purchaser.

7.17 Surveys. A survey of each of the Geismar Facility and the Monochem Facility that satisfies the requirements set forth in Exhibit M shall have been delivered to the Purchaser and the applicable insurance company contemplated in Section 7.16 at least 15 Business Days prior to the Closing Date, with the cost of such surveys to be paid 50% by the Purchaser and 50% by the Sellers.

7.18 Estimated Working Capital Amount. The Estimated Working Capital Amount shall be (a) no less than an amount equal to (i) the Net Working Capital Threshold Amount, less (ii) $5,000,000, and (b) no more than an amount equal to (i) the Net Working Capital Threshold Amount, plus (ii) $5,000,000.

7.19 Effect on EBITDA of the Business. No event, occurrence or circumstance shall have occurred since September 30, 2006 that has had or would reasonably be expected to have an adverse affect on net recurring EBITDA of the Business by more than $1,000,000 annually or that has had or would reasonably be expected to have a net adverse effect of more than $2,000,000 on the Business.

7.20 Permits. The Sellers shall have provided the Purchaser, not less than five Business Days prior to the Closing, with a schedule of the Permits that are scheduled to expire within the three-month period following the Closing.

7.21 Chinese Joint Venture. Chemtura shall hold 100% of the equity interest in the Chinese Joint Venture free and clear of all Liens and shall have obtained the necessary Chinese Consents to acquire the 10% equity interest in the Chinese Joint Venture from China National Chemical Construction Jiangsu Company, and there shall be no existing Contracts (other than this Agreement) relating to the issuance, sale or transfer of any equity interest in the Chinese Joint Venture.

7.22 Intellectual Property Rights Actions. The Purchaser shall have received from the Sellers an updated Schedule 6.21 that sets forth a true and complete list of all actions that, to the Sellers’ Knowledge, must be taken within six months following the Closing Date to maintain the existence or validity of the Registered Intellectual Property.

7.23 Replacement Capital Analysis. The Purchaser shall have received from the Sellers a replacement capital analysis of the fixed assets located at the Geismar Facility, the scope of which analysis shall have been that which is customary in the industry for such fixed assets.

ARTICLE 8.
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLERS

The obligations each Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by such Seller of the following conditions precedent on or before the Closing Date:

8.1 Representations and Warranties True. The representations and warranties of the Purchaser contained herein shall have been accurate, true and correct in all material respects on and as of the date hereof and, except to the extent that any such representation or warranty is expressly made solely as of the date hereof or as of another date earlier than the Closing Date, shall also be accurate, true and correct in all material respects on and as of the Closing Date.

8.2 Compliance with Agreements and Covenants. The Purchaser shall have in all material respects performed and complied with all of its covenants and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing.

8.3 Certificate of Compliance. The Purchaser shall have delivered to the Sellers a certificate of the Purchaser dated as of the Closing Date, executed by the Purchaser, certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2.

8.4 HSR Act; Premerger Notification Provisions; Brazil. (a) Any applicable waiting period under the HSR Act shall have expired or have been terminated without action by the Antitrust Division or the FTC to prevent consummation of the transactions contemplated hereby, (b) any waiting period or suspensory obligation under any Premerger Notification Provision shall have expired or been terminated, (c) all applicable filings, consents and approvals under any Premerger Notification Provision, the absence of which would prohibit the consummation of the transactions contemplated by this Agreement, shall have been made or obtained and (d) the notification of this Agreement shall have been made in Brazil to the Ministry of Justice of Brazil no later than the 15th business day after the date of execution and delivery of this Agreement.

8.5 No Injunctions or Other Legal Restraints. No applicable Law, injunction or other legal restraint or prohibition enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing the consummation of the Closing or all or any portion of the transactions contemplated hereby shall be in effect.

8.6 Related Agreements. The form and substance of each Related Agreement (to the extent not attached as an Exhibit hereto) shall have been mutually agreed upon by the Purchaser and the Sellers, and the Sellers shall have received from the Purchaser a duly executed copy of each Related Agreement to which the Purchaser is a party.

8.7 Consents. Chemtura shall have received all Consents required under the Receivables Securitization Agreements (including, where necessary, Consents of the applicable Persons to the repurchase by Chemtura of Accounts Receivable) for the consummation of the transactions contemplated by this Agreement from the applicable parties thereto and the release of all Liens in respect of any and all of the Assets subject to any Lien thereunder.

ARTICLE 9.
CLOSING

9.1 Closing. Subject to Articles 7 and 8, the Closing shall take place at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York 10019 at 10:00 a.m. (eastern time) on the second Business Day after all the conditions set forth in Articles 7 and 8 (other than conditions to be satisfied only by the delivery of certificates, or other documents at the Closing, which shall be satisfied or waived at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof); provided that, at Chemtura’s or the Purchaser’s election, the Closing shall be deferred until the first day of the month following the month in which the Closing would otherwise occur. Once the Closing occurs, the Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, 12:00:01 a.m. (eastern time) on the Closing Date.

9.2 Deliveries by the Sellers. At the Closing, each Seller (as applicable) shall deliver to the Purchaser the following:

(a) the Acts of Cash Sale duly executed by the applicable Sellers;

(b) the Accounts Receivable Note duly executed by Chemtura;

(c) the Assignment and Assumption Agreement duly executed by each Seller;

(d) the Bill of Sale duly executed by each Seller;

(e) the Chemtura Master Supply Agreement duly executed by Chemtura;

(f) if determined by the parties to be necessary, the Foreign Implementation Agreements, duly executed by the applicable Seller(s);

(g) the Ground Lease duly executed by Chemtura;

(h) the License Agreements duly executed by the applicable Seller(s);

(i) the Patent Assignment duly executed by the Sellers;

(j) the Purchaser Master Supply Agreement duly executed by Chemtura;

(k) the Trademark Assignment duly executed by the Sellers;

(l) the Transition Services Agreement duly executed by Chemtura;

(m) the certificates described in Section 7.3;

(n) the FIRPTA certificates described in Section 7.13;

(o) UCC-3 amendments, assigning to the Purchaser any UCC-1s in favor of any Seller with respect to any consignment agreements that constitute Assets;

(p) title certificates to any owned motor vehicles included in the Purchased Assets, duly executed by the applicable Seller;

(q) an opinion of in-house counsel to the Sellers as to the matters set forth in Exhibit N;

(r) the title insurance policies referred to in Section 7.16;

(s) the updated schedule described in Section 7.22;

(t) duly executed instruments of conveyance sufficient to validly transfer all of the equity interests in the Chinese Joint Venture, duly endorsed in blank for transfer;

(u) resignations, effective as of the Closing Date, of the directors designated by Chemtura to the board of directors of the Chinese Joint Venture;

(v) releases and terminations of any Liens on the Assets that are not Permitted Liens;

(w) the Closing Proration Amount, if payable by the Sellers pursuant to Section 2.7; and

(x) a certificate of the secretary or an assistant secretary of each Seller certifying resolutions of the board of directors (or similar governing body) of such Seller, approving and authorizing the execution, delivery and performance by such Seller of this Agreement and its respective Related Agreements and the consummation by such Seller of the transactions contemplated hereby and thereby, provided that such resolutions are required as a matter of Law or under such Seller’s governing documents (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of such Seller).

9.3 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Sellers the following:

(a) the Assignment and Assumption Agreement duly executed by the Purchaser;

(b) the Bill of Sale duly executed by the Purchaser;

(c) the Chemtura Master Supply Agreement duly executed by the Purchaser;

(d) if determined by the parties to be necessary, the Foreign Implementation Agreements, duly executed by the Purchaser (or its designated Affiliate(s));

(e) the Ground Lease duly executed by the Purchaser;

(f) the License Agreements duly executed by the Purchaser;

(g) the Purchaser Master Supply Agreement duly executed by the Purchaser;

(h) the Transition Services Agreement duly executed by the Purchaser;

(i) the Closing Proration Amount, if payable by the Purchaser pursuant to Section 2.7;

(j) the Accounts Payable Note, duly issued by the Purchaser;

(k) the certificate described in Section 8.3;

(l) a certificate of the secretary or an assistant secretary of the Purchaser certifying resolutions of the board of directors of the Purchaser approving and authorizing the execution, delivery and performance by the Purchaser of this Agreement and its Related Agreements and the consummation by the Purchaser of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of the Purchaser); and

(m) the Initial Purchase Price in accordance with Sections 3.1, 3.2(a), (b) and (c)(i) (if applicable) and 13.4.

ARTICLE 10.
TERMINATION

10.1 Termination. This Agreement may be terminated, and the transactions contemplated herein may be abandoned, at any time on or prior to the Closing:

(a) with the mutual written consent of the Sellers and the Purchaser;

(b) by either the Sellers or the Purchaser, if the Closing shall not have taken place on or prior to June 1, 2007; provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to (i) the Sellers if the failure of any Seller to fulfill any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date or (ii) the Purchaser if the failure of the Purchaser to fulfill any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date;

(c) by either the Sellers or the Purchaser, if Chemtura and the Purchaser shall not have agreed to the forms of the Chemtura Master Supply Agreement, the Ground Lease, the License Agreements (other than the Chinese Trademark License Agreement) and the Transition Services Agreement on or prior to March 1, 2007; provided, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to (i) the Sellers if the failure of any Seller to fulfill any of its obligations under this Agreement caused the failure to reach such agreement to the forms of such Related Agreements or (ii) the Purchaser if the failure of the Purchaser to fulfill any of its obligations under this Agreement caused the failure to reach such agreement to the forms of such Related Agreements;

(d) by the Purchaser, if there shall have been a material breach of any representation or warranty of the Sellers hereunder which breach of such representation or warranty would reasonably be expected to have a Business Material Adverse Effect, or a material breach of any covenant or agreement of any Seller hereunder, and in each case such breach shall not have been remedied within 30 days after receipt by the Sellers of a notice in writing from the Purchaser specifying the breach and requesting such breach be remedied;

(e) by the Sellers, if there shall have been a material breach of any representation or warranty of the Purchaser hereunder, or a material breach of any covenant or agreement of the Purchaser hereunder, and such breach shall not have been remedied within 30 days after receipt by the Purchaser of notice in writing from the Sellers specifying the breach and requesting such breach be remedied; or

(f) by either Purchaser or the Sellers if, but only to the extent: (i) there shall be any Law or regulation that makes the consummation of all of the transactions contemplated by this Agreement, finally and irrevocably illegal or otherwise prohibited or that prohibits the Business as a whole, immediately after the Closing, from being conducted as it is presently being conducted; or (ii) consummation of all of the transactions contemplated by this Agreement or the operation of the Business as a whole, immediately after the Closing, would violate any nonappealable final judgment of any Governmental Authority having competent jurisdiction.

In the event of termination by the Sellers or the Purchaser pursuant to this Section 10.1 (other than Section 10.1(a)), written notice thereof shall be given to the other parties hereto.

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, all obligations of the parties hereunder shall terminate, except for the obligations set forth in Sections 6.5 (Brokers), 6.8 (Confidentiality), 13.1 (Expenses) and 13.8 (Publicity), each of which shall survive the termination of this Agreement, and except that no such termination shall relieve any party from any Liability which such party may have to another party for Losses arising out of any misrepresentation or breach of this Agreement by such party which occurs on or before termination hereof.

ARTICLE 11.
EMPLOYEES AND EMPLOYEE BENEFITS

11.1 Offers of Employment. On or prior to the Closing Date and effective as of and conditioned upon the Closing, the Purchaser shall make offers of employment to each of the Business Employees other than (a) the Non-U.S. Employees and (b)  the individuals set forth on Schedule 11.1(a) (“Offered Employees”) at the same seniority level and base salary and/or base wages applicable to such Offered Employees immediately prior to the Closing and on such other terms and conditions, including the terms of employee benefit plans, programs, policies and arrangements that are substantially similar in the aggregate to the terms and conditions provided by the Sellers and their Affiliates to such Offered Employees immediately prior to the Closing and on such other terms and conditions as determined by the Purchaser (the “Offers of Employment”); provided, however, that the Purchaser shall not be required to implement or maintain any retention pay program or arrangement other than a program to effectuate the retention payments to the individuals and in the amounts set forth on Schedule 11.5. Each such individual who accepts the Purchaser’s Offer of Employment shall become an employee of the Purchaser as of the Closing and shall be referred to herein as a “Transferred Employee.” Such Transferred Employees shall not have a guarantee of employment for any specific duration, and shall be considered at-will. The Sellers acknowledge that Offers of Employment made by the Purchaser in accordance with this Section 11.1 shall satisfy the Purchaser’s obligations under this Section 11.1 including with respect to the individuals listed on Schedule 11.1(b). The Offers of Employment shall be made in compliance with all applicable Laws.

11.2 Vesting and Service Credit. To the extent applicable with respect to employee benefit plans, programs and arrangements that are established or maintained by the Purchaser for the benefit of Transferred Employees, Transferred Employees (and their eligible dependents) shall be given credit for their service with the Sellers and their Affiliates (a) for purposes of vesting and eligibility under the retirement plan of the Purchaser that satisfies the requirements of section 401(a) of the Code, (b) for purposes of the Purchaser’s vacation plan and severance plan, (c) for purposes of eligibility requirements under the Purchaser’s welfare plans, and (d) for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations and shall be given credit for amounts paid under a corresponding Seller Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans and arrangements maintained by the Purchaser. Notwithstanding the foregoing provisions of this Section 11.2, service and other amounts shall not be credited to Transferred Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in a duplication of benefits.

11.3 Non-U.S. Employees. Notwithstanding the provisions of Section 11.1, no later than February 23, 2007, the Purchaser shall notify the Sellers of each Non-U.S. Employee (other than the employees covered by Exhibit China or the UK Employees) to whom the Purchaser shall make an offer of employment effective as of the Closing Date. Each such offer of employment shall comply in all respects with the requirements of applicable local Law and the Sellers and the Purchaser agree to take any actions necessary to effect the transfers of employment of such employees from the Sellers to the Purchaser and to agree upon the terms and conditions of such transfers and other matters relating to such transfers, which terms and conditions may be set forth in an Employee Exhibit that will form a part of this Agreement and supersede any provisions of this Agreement that are inconsistent with any such Employee Exhibit; provided, however, that the Purchaser shall not be obligated to make an offer of employment to any Non-U.S. Employee (other than the employees covered by Exhibit China or the UK Employees) unless and until the Sellers and the Purchaser have agreed to an Employee Exhibit with respect to such Non-U.S. Employee.

11.4 Severance Costs.

(a) The Sellers agree to reimburse the Purchaser for severance costs for terminations up to 27 technician positions and five salaried positions of Transferred Employees (reduced by the number of terminations of employment in such categories made by the Sellers prior to the Closing Date) in the event that the termination occurs because the Purchaser stops producing the products set forth on Schedule 11.4 or any of the products to be supplied to Chemtura under the Purchaser Master Supply Agreement at the Geismar Facility within four months after the Closing Date. The Sellers shall have no obligation to reimburse the Purchasers for any amounts with respect to any individual pursuant to this Section 11.4(a) unless, prior to such individual’s termination, (i) the Purchaser has used commercially reasonable efforts, as determined in good faith by the Purchaser, to offer employment to such individual at the Geismar Facility or the Purchaser’s Baton Rouge facility on terms and conditions that are no less favorable than those offered to such individual pursuant to Section 11.1, (ii) after the exercise of such commercially reasonable efforts, the Purchaser is unable to employ such individual, and (iii) to the extent a release would be required under the applicable Chemtura Corporation Severance Plan, the individual signs a release substantially comparable to the form of release the Sellers have historically required under the applicable Chemtura Corporation Severance Plan, releasing the applicable Seller and its Affiliates and the Purchaser and its Affiliates from any liability or claims arising out of such individual’s employment with the applicable Seller or the Purchaser or the termination or transfer thereof. Notwithstanding the foregoing, no reimbursement obligation will arise under this Section 11.4(a) with respect to any individual who continues to be employed by the Purchaser, and the Purchaser shall refund the Sellers any reimbursements made under this Section 11.4(a) with respect to any individual who becomes reemployed by Purchaser or any of its Affiliates or otherwise performs services in any capacity for the Purchaser or any of its Affiliates (whether as a consultant, independent contractor, advisor or otherwise), other than the performance of consulting services for a period of time not to exceed three months, within a 24-month period following the Closing Date.

(b) In the event that (i) any Business Employee (other than a Transferred Employee) or (ii) any individual who would have otherwise been considered a Business Employee but for the termination of such individual as contemplated by Section 11.4(a) prior to the Closing (and provided that the Sellers have made the Purchaser aware of the identity of such individuals prior to the Closing) becomes an employee of the Purchaser or any of its Affiliates or otherwise performs services in any capacity for the Purchaser or any of its Affiliates (whether as a consultant, independent contract, advisor or otherwise) within the 24-month period following the Closing Date, and if such Business Employee received severance payments from the Sellers in connection with his or her termination of employment from the Sellers, the Purchaser shall reimburse the Sellers for any and all such severance costs; provided, however, that no reimbursement obligation will arise under this Section 11.4(b) with respect to any Business Employee who performs consulting services for the Purchaser or any of its Affiliates for a period of time not to exceed three months during such 24-month period. The Purchaser shall promptly inform the Sellers of any event that would entitle the Sellers to reimbursement pursuant to this Section 11.4.

11.5 Retention Payments. The Sellers have agreed to provide retention payments to the individuals and in the amounts set forth on Schedule 11.5 pursuant to the terms of the retention agreements set forth on Schedule 4.17(a). The Purchaser agrees to pay such amounts in accordance with their terms and applicable Law and (i) the Sellers shall reimburse the Purchaser for one-half of the total amounts so paid to the affected individuals until the amount paid in connection with this Section 11.5, net of such reimbursements by the Sellers, has reached $130,000 and then (ii) the Sellers shall reimburse the Purchaser for all of the total amounts so paid to the affected individuals.

11.6 No Third Party Beneficiaries. No provision of this Article 11 or any Employee Exhibit shall create any third party beneficiary or other rights in any Person (including any Transferred Employee or any beneficiary or dependent thereof) in respect of continued employment (or resumed employment) with either the Purchaser or any of its Affiliates and no provision of this Article 11 or any Employee Exhibit shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Seller Plan or any similar plan maintained by the Purchaser.

11.7 UK Employees and Other Non-U.S. Employee Matters.

(a) The Sellers (on behalf of themselves and their Affiliates) and the Purchaser acknowledge that it is intended that EC Directive No. 2001/23, dated March 12, 2001, and domestic legislation implementing this directive into the national law of any country (collectively, the “Acquired Rights Directive”) shall apply to the transfer of the employment of those employees of the Sellers or their Affiliates who are wholly or mainly employed or engaged in the Business as of the Closing Date in the United Kingdom (the “UK Employees”) from the Sellers or their Affiliates to the Purchaser, which employees are listed on Schedule 11.7 (which the Sellers represent as being true and accurate as of the date hereof). The Sellers (on behalf of themselves and their Affiliates) and the Purchaser further acknowledge that, in accordance with the Acquired Rights Directive, the employment of all the UK Employees shall transfer with effect from the Closing Date to the Purchaser and that each of the parties shall comply with their respective obligations under the Acquired Rights Directive and the Sellers shall cause their Affiliates to comply with their obligations under the Acquired Rights Directive. Schedule 11.7 lists all Foreign Benefit Plans applicable to the UK Employees.

(b) Indemnification by Sellers. Subject to Section 11.7(c), the Sellers shall indemnify the Purchaser against any Losses in connection with (i) any act or omission of the Sellers or their Affiliates prior to the Closing Date arising out of or relating to the employment of the UK Employees who transfer to the Purchaser under the Acquired Rights Directive; and (ii) any claim by a recognized trade union, works council, staff association or other representative, person or body, (whether elected or not) in respect of any UK Employee arising out of any failure on the part of the Sellers or their Affiliates to comply with its legal obligations to such union, council, association, representative body or person, unless such claim arose as a result of the failure by the Purchaser to comply with its obligations under the Acquired Rights Directive.

(c) Indemnification by Purchaser. The Purchaser shall indemnify the Sellers against any Losses in connection with (i) any act or omission of the Purchaser before or after the Closing Date relating to the employment or termination of the employment of any of the UK Employees; (ii) any changes to the terms of employment of any of the UK Employees to their detriment which are made, proposed or anticipated to take effect on or after the Closing Date; and (iii) any claim by a recognized trade union, works council, staff association or other representative body or person (whether elected or not) in respect of the UK Employees arising out of the Purchaser's failure to comply with its legal obligations under the Acquired Rights Directive.

(d) Other Non-U.S. Employee Matters. Schedule 11.7 contains a true and correct list of each Foreign Employee Benefit Plan applicable to the Non-U.S. Employees in the jurisdictions specified.

ARTICLE 12.
INDEMNIFICATION

12.1 Survival. The representations and warranties of the parties hereto contained herein shall survive the Closing for a period of 15 months after the Closing, except that (a) the representations and warranties in Section 4.19 shall survive the Closing until the Tax Statute of Limitations Date and (b) Title and Authorization Warranties shall survive indefinitely. The covenants and agreements contained in this Agreement shall survive indefinitely, unless any such covenant or agreement terminates on an earlier date by its terms. No party hereto shall have any Liability with respect to claims first asserted with respect to any such representation, warranty, covenant or agreement after the survival period specified therefor in this Section 12.1. In the event written notice of any claim for indemnification hereunder shall have been given within the applicable survival period (and otherwise in accordance with this Agreement), the representations, warranties, covenants or agreements that are the subject of such indemnification claim shall survive (solely with respect to the subject matter of such indemnification claim) until such time as such claim is finally resolved in accordance with the terms hereof. If more than one survival period applies to a particular claim, the longest of such survival periods shall be the controlling survival period for such claim.

12.2 Indemnification by the Sellers. Subject to Section 12.2(g) and 12.4, the Sellers, jointly and severally, agree to indemnify the Purchaser and its Affiliates (each, a “Purchaser Indemnified Party”) against, and agree to hold the Purchaser Indemnified Parties harmless from, any and all Losses incurred or suffered by the Purchaser Indemnified Parties to the extent arising out of, resulting from or relating to any of the following:

(a) any breach of or any inaccuracy in any representation or warranty made by any Seller in this Agreement or in any Related Agreement;

(b) any breach of or failure by any Seller to perform any covenant or agreement of such Seller set out in this Agreement or any Related Agreement;

(c) any Excluded Asset;

(d) any Retained Obligation;

(e) any liability for Taxes with respect to the Chinese Joint Venture attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the day immediately preceding the Closing Date (determined in accordance with Section 6.10(b)) in excess of the amount reserved for such Tax liability as reflected in the Closing Statement;

(f) any noncompliance by any Seller with any Bulk Sales Laws or fraudulent transfer Law in respect of any of the transactions contemplated hereunder; or

(g) Notwithstanding any provision of this Agreement to the contrary, (i) the sole and exclusive remedy of any Purchaser Indemnified Party with respect to any Losses arising out of or relating to any capital expenditures that may be necessary (A) to resolve or abate Environmental Violations or matters of non-compliance with Environmental Law or (B) to restore the Business to compliance therewith shall be a claim for indemnification under Section 12.2(a) for a breach of the representations or warranties set forth in Section 4.21, which claim must be brought no later than the one year anniversary of the Closing Date, and no such claims may be brought by any Purchaser Indemnified Party under Section 12.9 or any other subparagraph of Section 12.2; and (ii) with respect to any Environmental Violation or matter of non-compliance with Environmental Law existing as of the Closing and continuing uninterrupted following the Closing that is (A) discovered by the Purchaser during the first year after the Closing Date, the sole and exclusive remedy of the Purchaser Indemnified Parties with respect to the period subsequent to the Closing (other than with respect to capital expenditures contemplated by clause (i) above) shall be recovery from the Sellers of any fines and penalties associated with such Environmental Violation or matter of non-compliance with Environmental Law incurred during the first year following the Closing, together with all reasonable attorney’s fees and consulting fees to address such non-compliance, or (B) discovered by the Purchaser after the first anniversary of the Closing Date, the sole and exclusive remedy of the Purchaser Indemnified Parties with respect to the period subsequent to the Closing shall be the costs of defending any claim or fines or penalties attributable to the first year of operation of the Business after the Closing.

For the avoidance of doubt (and other than as otherwise provided in Section 12.2(g)), if a state of facts would allow a Purchaser Indemnified Party to seek indemnification under Section 12.2(a) as well as any other subparagraph of this Section 12.2 or Section 12.9, the Purchaser Indemnified Party shall be entitled in its discretion to elect to seek indemnification under such other subparagraph or Section 12.9.

12.3 Indemnification by the Purchaser. The Purchaser agrees to indemnify the Sellers and their Affiliates (each, a “Seller Indemnified Party”) against, and agrees to hold the Seller Indemnified Parties harmless from, any and all Losses incurred or suffered by the Seller Indemnified Parties to the extent arising out of, resulting from or relating to any of the following:

(a) any breach of or any inaccuracy in any representation or warranty made by the Purchaser in this Agreement or any Related Agreement;

(b) any breach of or failure by the Purchaser to perform any covenant or agreement of the Purchaser set out in this Agreement or any Related Agreement;

(c) any Assumed Obligation;

(d) the ownership and operation of the Business, or the ownership, operation, use or sale of the Assets, in each case from or after the Closing;

(e) any Liability arising under any Business Guarantee; or

(f) any and all Environmental Claims, Environmental Violations or Environmental Liabilities related to the Real Property constituting a part of the Assets or the operation of the Business to the extent such Environmental Claims, Environmental Violations or Environmental Liabilities are solely caused by post-Closing Date actions, circumstances or occurrences.

12.4 Limitations on Liability. Notwithstanding any other provision of this Agreement or any Related Agreement or any right or remedy available under any Law except insofar as is provided in Section 12.9:

(a) The Purchaser Indemnified Parties shall have the right to payment by the Sellers under Section 12.2(a) if, and then only to the extent that (after taking into account the other provisions of this Article 12), the Purchaser Indemnified Parties shall have incurred indemnifiable Losses totaling $1,350,000 and then only with respect to indemnifiable Losses that exceed $10,000 from the first dollar of each such Loss (provided that a series of similar events, claims or items of Loss or damage can be aggregated together for purposes of this Section 12.4(a) and in particular for purposes of reaching such $10,000 threshold)); provided, however, that the limitations in this Section 12.4(a) shall not apply to claims or Losses arising from breaches of the Title and Authorization Warranties.

(b) The Sellers shall have no Liability under or otherwise in connection with this Agreement or the Related Agreements or the transactions contemplated hereby or thereby in excess of 18% of the Purchase Price in the aggregate, except that (i) such limitation shall not apply to indemnifiable Losses (1) under Sections 12.2(b), (c), (d), (e), (f) or (g), and (2) indemnifiable Losses arising from breaches of the Title and Authorization Warranties, in each such case for which there shall be no limit, and (ii) any indemnifiable Losses (1) under Sections 12.2(b), (c), (d), (e), (f) or (g), and (2) arising from breaches of the Title and Authorization Warranties, shall not be applied towards such limit. For the avoidance of doubt, this Section 12.4(b) does not apply to the Sellers’ Liability under Section 12.9 and amounts payable by the Sellers under Section 12.9 do not apply to the limit set forth in this Section 12.4(b).

(c) Except for any claims seeking equitable relief in connection with the failure of any party to perform its covenants or agreements hereunder or claims arising from fraud or willful misconduct, from and after the Closing, the provisions of Article 3 and the indemnification provisions set forth in this Article 12 and in Sections 6.5 and 11.7 shall be the exclusive remedies of the parties hereto and their respective Affiliates with respect to any and all claims in respect of the subject matter of this Agreement or any Related Agreement or the transactions contemplated hereby or thereby (including for any breach of or inaccuracy in any representation or warranty or any non-compliance with or breach of or default in the performance of any of the covenants or agreements contained in this Agreement) and the parties shall not be entitled to any further indemnification, contribution, recovery or other rights or claims of any nature whatsoever in respect thereof (whether under this Agreement or any Related Agreement or under any common law theory or any statute or other Law, including any Environmental Law, or otherwise), all of which the parties hereto hereby waive.

(d) Neither the Sellers nor any of their Affiliates shall have any Liability under or otherwise in connection with this Agreement or the Related Agreements or the transactions contemplated hereby or thereby for any Loss to the extent arising from a change in Law that becomes effective after the Closing. Notwithstanding anything to the contrary in this Agreement, as to Losses under this Agreement and any Related Agreement that are not Losses related to a Third Party Claim, such Losses shall exclude special, incidental, punitive, exemplary and consequential damages and lost profits.

12.5 Claims. As promptly as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement not involving a Third Party Claim, but in any event no later than 15 Business Days after first becoming aware of such claim, the Indemnified Person shall give written notice to the Indemnifying Person of such claim in accordance herewith (the “Claim Notice”); provided, that the failure of the Indemnified Person to give such notice shall not relieve the Indemnifying Person of its obligations under this Article 12 except to the extent (if any) that the Indemnifying Person shall have been actually prejudiced thereby. The Claim Notice shall set forth in reasonable detail (i) the facts and circumstances giving rise to such claim for indemnification, including all relevant supporting documentation, (ii) the nature of the Losses suffered or incurred or expected to be suffered or incurred, (iii) a reference to the provisions of this Agreement, the Related Agreement or the certificate or instrument delivered in connection with this Agreement in respect of which such Losses have been suffered or incurred or are expected to be suffered or incurred, (iv) the amount of Losses actually suffered or incurred and, to the extent the Losses have not yet been suffered or incurred, a good faith estimate of the amount of Losses that could be expected to be suffered or incurred, and (v) information as may be necessary for the Indemnifying Person to determine that the limitations of Sections 12.4(a) and (b) have been satisfied or do not apply.

12.6 Notice of Third Party Claims; Assumption of Defense. The Indemnified Person shall give a Claim Notice (in the form contemplated by Section 12.5) as promptly as is reasonably practicable, but in any event no later than 10 Business Days after receiving notice thereof, to the Indemnifying Person of the assertion of any claim, or the commencement of any Proceeding, by any Person not a party hereto in respect of which indemnity may be sought under this Agreement (a “Third Party Claim”); provided, that the failure of the Indemnified Person to give such notice shall not relieve the Indemnifying Person of its obligations under this Article 12 except to the extent (if any) that the Indemnifying Person shall have been actually prejudiced thereby. The Indemnifying Person may, at its own expense, (a) participate in the defense of any such Third Party Claim and (b) upon notice to the Indemnified Person, at any time during the course of any such Third Party Claim, assume the defense thereof with counsel of its own choice and in the event of such assumption, shall have the exclusive right, subject to clause (a) in the proviso in Section 12.7, to settle or compromise such Third Party Claim. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person (subject to the foregoing provisions of this Section 12.6). If the Indemnifying Party (i) shall fail to notify the Indemnified Party of its intent to exercise its rights to defend any Third Party Claim within 30 days after receipt of any Claim Notice with respect thereto or (ii) after commencing or undertaking any such defense or settlement, fails to diligently pursue or withdraws from such defense or settlement, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Party’s expense. The Indemnified Party shall not, however, settle any Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld), absent which all rights against the Indemnifying Party for indemnification with respect to such Third Party Claim shall terminate and be deemed waived. Whether or not the Indemnifying Person chooses to defend or prosecute any such Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

12.7 Settlement or Compromise. Any settlement or compromise made or caused to be made by the Indemnified Person (unless the Indemnifying Person has the exclusive right to settle or compromise under clause (b) of Section 12.6) or the Indemnifying Person, as the case may be, of any such Third Party Claim shall require the Indemnifying Person’s or the Indemnified Person’s prior written consent (such consent not to be unreasonably withheld) and, if such consent has been given, shall be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, that the Indemnified Person shall consent to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Person may recommend and that by its terms (a) does not provide for injunctive or other non-monetary relief adversely affecting the Indemnified Person, (b) includes the giving by the relevant claimant or plaintiff to the Indemnified Party of a full and unconditional release from all liability with respect to such Third Party Claim, and (c) does not require the Indemnified Party to contribute any moneys to the settlement, compromise or discharge of such Third Party Claim.

12.8 Mitigation; Net Losses; Subrogation. Except with respect to any indemnification under Section 12.9 herein:

(a) Each Indemnified Person shall use commercially reasonable efforts to mitigate any Losses that such Indemnified Person asserts under this Article 12. If an Indemnified Person shall fail to make such commercially reasonable efforts to mitigate any such Losses, then, notwithstanding anything to the contrary contained in this Agreement or any Related Agreement, no Indemnifying Person shall be required to indemnify any Indemnified Person for that portion of any Losses that could reasonably be expected to have been avoided if the Indemnified Person had made such efforts.

(b) Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by any Indemnified Person shall be calculated after giving effect to any recoveries obtained by the Indemnified Person (or any of its Affiliates) from any other third party (including insurers) in respect of such Losses. Each Indemnified Person shall exercise commercially reasonable efforts to obtain such recoveries. If any such recoveries are received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after an Indemnifying Person has made a payment to the Indemnified Person with respect thereto, the Indemnified Person (or such Affiliate) shall promptly pay to the Indemnifying Person the amount of such recoveries (up to the amount of the Indemnifying Person’s payment).

(c) Upon making any payment to an Indemnified Person in respect of any Losses, the Indemnifying Person will, to the extent of such payment, be subrogated to all rights of the Indemnified Person (and its Affiliates) against any third party in respect of the Losses to which such payment relates. Such Indemnified Person (and its Affiliates) and Indemnifying Person will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

12.9 Environmental Indemnification. With respect to any Environmental Claim or Environmental Liability for which indemnification is sought pursuant to this Agreement by either the Purchaser or the Sellers, the provisions of this Section 12.9 set forth the understandings of the parties therewith.

(a) Notwithstanding any other provision of this Agreement to the contrary, except as provided in Section 12.9(c), the Sellers are solely responsible for and shall defend, indemnify and hold harmless the Purchaser, without regard to any limit on time or any dollar limit whatsoever, against all Environmental Claims, Environmental Liabilities, or Losses arising out of, related to, or based on:

(i) All Known Pre-Closing Environmental Liabilities;

(ii) All of Sellers’ Offsite Environmental Liabilities; and

(iii) Any Releases of Hazardous Substances that were used by the Sellers or the Chinese Joint Venture in their operations but that were never used by the Purchaser or any subsequent owner or operator;

provided, however, solely with respect to the Geismar Response Action Costs, if the surrounding facts and circumstances show that such Environmental Claims, Environmental Liabilities or Losses were aggravated or worsened, in whole or in part, because of the actions or omissions of the Purchaser or any Release of Hazardous Substances arising out of the Purchaser’s operations after the Closing, the Purchaser shall bear the responsibility for assuming and defending, indemnifying and holding the Sellers harmless against such Environmental Claims, Environmental Liabilities or Losses but only to the extent of any increase in costs that are caused by such aggravation or worsening; provided, further, that if the Purchaser wishes to construct any additions or modifications to the Geismar Facility (i) in the area of the Geismar Landfill or the Fire Pond Buried Drum Area as identified in the Geismar Facility Phase II (the “Restricted Areas”) and such additions or modifications increase the Sellers’ indemnification obligations under Section 12.9(a)(i) or (iii), then the Purchaser shall bear the responsibility for assuming and defending, indemnifying and holding the Sellers harmless against such Environmental Liabilities, Environmental Claims or Losses, but only to the extent of any increase in costs that are caused by any aggravation or worsening arising from such additions or modifications and (ii) in an area that is not a Restricted Area but in which there is either Known Pre-Closing Environmental Liabilities or Unknown Pre-Closing Environmental Liabilities, then, at the Sellers’ option, (A) the Purchaser shall relocate the construction of such addition or modification to another area of the Geismar Facility reasonably acceptable to the Sellers, and the Sellers, on the one hand, and the Purchaser, on the other hand, shall each bear 50% of the incremental capital costs of such relocation or (B) the Sellers may consent to such construction, in which case the Sellers, on the one hand, and the Purchaser, on the other hand, shall each bear 50% of any increase in costs that is caused by any aggravation or worsening arising from such additions or modifications.

(b) Except as provided in Section 12.9(c), the Sellers are solely responsible for and shall defend, indemnify and hold harmless the Purchaser, without regard to any limit on time or any dollar limit whatsoever, against all Environmental Claims, Environmental Liabilities, or Losses arising out of, related to, or based on all Unknown Pre-Closing Environmental Liabilities, to the extent that they are presented to the Sellers by the Purchaser within 15 years of the Closing Date; provided, however, solely with respect to the Geismar Response Action Costs, if the surrounding facts and circumstances show that such Environmental Claims, Environmental Liabilities or Losses were aggravated or worsened, in whole or in part, because of the actions or omissions of the Purchaser or any Release of Hazardous Substances arising out of the Purchaser’s operations after the Closing, the Purchaser shall bear the responsibility for assuming and defending, indemnifying and holding the Sellers harmless against such Environmental Claims, Environmental Liabilities or Losses but only to the extent of any increase in costs that are caused by such aggravation or worsening;

(c) The Purchasers shall be solely responsible for and shall defend, indemnify and hold the Sellers harmless against:

(i) any and all Unknown Pre-Closing Environmental Liabilities that arise more than 15 years after the Closing Date;

(ii) all Geismar Response Action Costs arising solely out of the actions or omissions of the Purchaser in its operations after the Closing Date; and

(iii) other than the Geismar Response Action Costs, all Environmental Liabilities, Environmental Claims or Losses arising out of the actions or omissions of the Purchaser in its operations after the Closing Date (for the avoidance of doubt, to the extent any workers compensation claim or claim for personal injury or property damage based on or arising out of exposure to Hazardous Substances involves potential liability against both the Sellers and the Purchaser, then the Environmental Liabilities, Environmental Claims or Losses related to the same are to be divided between the Sellers, on the one hand, and the Purchaser, on the other hand, according to their respective proportionate shares).

For purposes of this Section 12.9(c), the “Purchaser” shall refer to the Purchaser or any subsequent owner or operator.

(d) The Geismar Response Actions and any other actions to address matters that fall within subsections (a), (b) and (c) above shall be conducted as set forth on Schedule 12.9(a).

(e) Any Environmental Claims that are asserted against the Sellers or the Purchaser shall be governed by the provisions of Sections 12.5, 12.6 and 12.7 herein.

(f) For the avoidance of doubt and notwithstanding any other provision of this Agreement or any right or remedy available under any Law, and expressly waiving any statutory and common law claims for indemnification or contribution, however arising, the Sellers and the Purchaser agree that the sole remedy of any of them (or any of their respective Affiliates) as to any claim with respect to those matters falling within Section 12.9(a), 12.9(b) or 12.9(c) shall be what is set forth in this Section 12.9 and the associated Schedule.

(g) Before proceeding with any transfer to any third party of any of its responsibilities or obligations under this Agreement with respect to any Known Pre-Closing Environmental Liabilities or Unknown Pre-Closing Environmental Liabilities, the Sellers shall obtain the consent of the Purchaser, which consent shall not be unreasonably withheld.

12.10 Purchase Price Adjustments. To the extent permitted by Law, any amounts payable under Section 12.2 or 12.3 shall be treated by the Purchaser and the Sellers as an adjustment to the Purchase Price.

ARTICLE 13.
MISCELLANEOUS

13.1 Expenses. Except as contemplated by Section 3.2(c)(iv), 3.4, 6.10(d), 7.16 or 7.17, each party hereto shall bear its own fees and expenses with respect to the transactions contemplated hereby; provided, however, that the Sellers, on the one hand, and the Purchaser, on the other hand, shall share equally all filing fees associated with the filings required by Section 6.3(b).

13.2 Amendment. Except as provided in Section 13.17, this Agreement may be amended, modified or supplemented only in a writing signed by the Purchaser and the Sellers.

13.3 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by courier or a courier service, or (b) on the date of transmission if sent by facsimile transmission (receipt confirmed) on a Business Day during the normal business hours of the intended recipient, and if not so sent on such a day and at such a time, on the following Business Day:

(i) If to the Purchaser, addressed as follows:

c/o Lion Chemical Capital, LLC
9720 Cypresswood Drive, Suite 212
Houston, Texas 77070
Attention: Peter DeLeeuw
Facsimile: (281) 807-2646

with a copy to:

Vinson & Elkins LLP
1455 Pennsylvania Avenue N.W.
Suite 600
Washington, D.C. 20004-1008
Attention: Jay H. Hebert
Facsimile: (202) 879-8901

(ii) If to any Seller, addressed as follows:

c/o Chemtura Corporation
Benson Road
Middlebury, CT 06749
Attention: General Counsel
Facsimile: (203) 573-4301

with a copy to:

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, IL 60606
Attention: Scott J. Davis and Jennifer L. Keating
Facsimile: (312) 701-7711

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

13.4 Payments in Dollars. Except as otherwise provided herein or in a Related Agreement, all payments pursuant hereto shall be made by wire transfer in United States dollars in same day or immediately available funds without any set-off, deduction or counterclaim whatsoever.

13.5 Waivers. Except as otherwise provided in Article 12, the failure of a party hereto at any time or times to require performance of any provision hereof or claim damages with respect thereto shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any representation, warranty, covenant or agreement contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other representation, warranty, covenant or agreement.

13.6 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to paragraph (c) and except as provided below, no assignment of this Agreement or any rights or obligations hereunder (and, in the case of the Purchaser, no Proposed Transfer) may be made by any party without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except that (i) prior to the Closing any party hereto may assign all or any portion of its rights or obligations hereunder to an Affiliate of such party (but no such assignment shall relieve the assigning party of its obligations hereunder), and (ii) the Purchaser may collaterally assign its rights and remedies hereunder (including its right, title and interest in and to any and all sums due from any Seller pursuant hereto) to financial institutions that are to provide or are providing sources of financing in connection with the acquisition of the Assets and/or their collateral or administrative agent(s).

(b) If the Purchaser wishes to effect a Proposed Transfer, it shall deliver to Chemtura a written request for consent to such Proposed Transfer, which shall include the identity of the proposed transferee and the principals and management thereof and such other information reasonably necessary to allow Chemtura to evaluate the request (such as, if known, the individuals who will be operating the acquired portion of the Business). Within 10 Business Days after receipt by Chemtura of such written request, Chemtura shall notify the Purchaser in writing if it elects to withhold its consent to the Proposed Transfer (including Chemtura’s reasons therefor in reasonable detail). Chemtura shall be deemed to have approved any Proposed Transfer if Chemtura fails to respond to the Purchaser’s written request for consent within such 10 Business Day period, and shall be deemed to have waived any right to object to such Proposed Transfer hereunder. Chemtura acknowledges that the Purchaser may request consent to a Proposed Transfer prior to the negotiation of a definitive purchase and sale agreement with respect to such Proposed Transfer. A “Proposed Transfer” shall mean (i) a transfer or assignment (other than a collateral assignment of the Purchaser’s rights and remedies hereunder as permitted pursuant to Section 13.6(a)) of all or substantially all of the EPDM Business, the Rubber Chemicals Business, the Monochem Business or the Chinese Joint Venture, or any combination thereof (whether by purchase of equity interests, purchase of assets, merger or other form of transaction); or (ii) the issuance or transfer in one or a series of transactions of any ownership interest in the Purchaser (directly or indirectly) that results in a Person that does not currently own an interest in the Purchaser owning (directly or indirectly) 50% or more of the ownership interest in the Purchaser.

(c) Chemtura shall be deemed to have acted reasonably in withholding its consent to any assignment of this Agreement or any rights or obligations hereunder by the Purchaser or to any Proposed Transfer if (i) the proposed assignee or transferee (or its principals or employees) has a history of demonstrating significant deficiencies in operations or environmental compliance or (ii) the assignment of this Agreement or any rights or obligations hereunder is requested other than in connection with the sale of all or substantially all of the EPDM Business, the Rubber Chemicals Business, the Monochem Business or the Chinese Joint Venture, or any combination of them (whether by purchase of equity interests, purchase of assets, merger or other form of transaction). If Chemtura reasonably withholds its consent to a Proposed Transfer and the Purchaser nevertheless effects such Proposed Transfer, the Sellers’ indemnification obligations set forth in Article 12 shall terminate with respect to any claims not yet asserted by the Purchaser Indemnified Parties, and thereafter none of the Purchaser Indemnified Parties nor any of the Purchaser’s successors or assigns shall have any further claims against the Sellers for indemnifiable Losses pursuant to Article 12 (and the Purchaser shall have irrevocably waived any such claim).

(d) In connection with any permitted assignment of this Agreement or any rights or obligations hereunder, the applicable assignee shall expressly assume the obligations of the assigning party under this Agreement by execution of an assignment and assumption agreement in form and substance reasonably satisfactory to the non-assigning party. The restrictions on assignment and transfer in this Section 13.6 shall continue for each and every subsequent assignment of any entity’s interest in this Agreement and any subsequent assignee or transferee of this Agreement shall notify any potential assignee or transferee of this obligation.

13.7 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, to the extent expressly provided herein, their respective Affiliates, and no provision of this Agreement shall be deemed to confer upon any third party any remedy, claim, Liability, reimbursement, cause of action or other right.

13.8 Publicity. Each of the parties agrees that it shall not disclose publicly the existence or terms of this Agreement or any of the Related Agreements or the transactions contemplated hereby or thereby (or permit any of its Affiliates or representatives to make any such public disclosure); provided, however, that (a) a party (or its Affiliate) may, without the prior consent of any other party, issue such public disclosure as may be required by applicable Law or any rule of any securities exchange or market to which the disclosing party is subject and (b) the Purchaser shall be permitted to disclose this Agreement, to the extent reasonably necessary and under terms of confidentiality at least as restrictive as those contained in the Confidentiality Agreement, to any financial institution or lender or potential equity investor who is investigating the provision of financing to or investment in the equity of the Purchaser. Without limiting the foregoing, each party shall (and shall cause its Affiliates and representatives to) consult with the others before issuing (or before any of its Affiliates issues) any press release or public statement with respect to this Agreement or any of the Related Agreements or the transactions contemplated hereby or thereby, and provide the others the reasonable opportunity to review and offer comments upon such release or statement (which need not be accepted by the issuing party or its Affiliate or representative).

13.9 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the Sellers and the Purchaser will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article 12).

13.10 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

13.11 Entire Understanding. This Agreement, the Related Agreements, the SAP Letter Agreement and the Confidentiality Agreement set forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and thereby and supersede any and all prior agreements, arrangements and understandings among the parties relating to the subject matter hereof.

13.12 Language. The Sellers and the Purchaser agree that the language used in this Agreement is the language chosen by the parties to express their mutual intent, and that no rule of strict construction is to be applied against any Seller or the Purchaser. Each of the Sellers and the Purchaser and their respective counsel have reviewed and negotiated the terms of this Agreement.

13.13 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York.

13.14 Remittances. All remittances, payments, mail and other communications relating to the Assets or the Assumed Obligations received by any Seller at any time after the Closing Date shall be promptly turned over to the Purchaser by such Seller. All remittances, payments, mail and other communications relating to the Excluded Assets or the Retained Obligations received by the Purchaser at any time after the Closing Date shall be promptly turned over to the applicable Seller by the Purchaser.

13.15 Bulk Sales. The Purchaser hereby waives compliance by the Sellers with the provisions of the Laws of any jurisdiction relating to a bulk sale or transfer of assets that may be applicable to the transfer of the Assets.

13.16 Jurisdiction of Disputes; Waiver of Jury Trial. Each party to this Agreement hereby (a) agrees that any Proceeding in connection with or relating to this Agreement, any Related Agreement or any matters contemplated hereby or thereby, shall be brought by any party solely in a court of competent jurisdiction located within the County of New York, in the State of New York, whether a state or federal court; (b) agrees that in connection with any such Proceeding or action, it will consent and submit to personal jurisdiction in any such court described in clause (a) of this Section 13.16 and to service of process upon it in accordance with the rules and statutes governing service of process; (c) agrees to waive to the full extent permitted by Law any objection that it may now or hereafter have to the venue of any such Proceeding in any such court or that any such Proceeding was brought in an inconvenient forum; (d) designates, appoints and directs CT Corporation System as its authorized agent to receive on its behalf service of any and all process and documents in any such litigation, proceeding or action in the County of New York, in the State of New York; (e) agrees to notify the other parties to this Agreement immediately if such agent shall refuse to act, or be prevented from acting, as agent and, in such event, promptly to designate another agent in the County of New York, in the State of New York to serve in place of such agent and deliver to the other parties written evidence of such substitute agent’s acceptance of such designation; (f) agrees as an alternative method of service to service of process in any such litigation, proceeding or action by mailing of copies thereof to it at its address set forth in Section 13.3; (g) agrees that any service made as provided herein shall be effective and binding service in every respect; and (h) agrees that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by Law. EACH PARTY HERETO IRREVOCABLY AND ABSOLUTELY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH, ARISING UNDER OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

13.17 Schedules; Communication.

(a) Any information disclosed pursuant to any Schedule hereto shall be deemed to be disclosed to the Purchaser for all purposes of this Agreement and the Related Agreements to the extent the relationship of such matter to such other Schedule is reasonably apparent on its face. Neither the specification of any Dollar amount or any item or matter in any provision of this Agreement or any Related Agreement nor the inclusion of any specific item or matter in any Schedule hereto or thereto is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no party shall use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not material for purposes of this Agreement or any Related Agreement. Neither the specification of any item or matter in any provision of this Agreement or any Related Agreement nor the inclusion of any specific item or matter in any Schedule hereto or thereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not in the ordinary course of business for purposes of this Agreement or any Related Agreement.

(b) From the date of this Agreement until the Closing Date, the Sellers and the Purchaser agree to communicate in good faith regarding the Business and the transactions contemplated hereby and to discuss any material events or developments relating to the Business or the Assets. Notwithstanding the foregoing, the Purchaser agrees that it shall not assert any claim against any Seller for breach of this provision and that no breach or alleged breach of this provision shall be considered in determining whether the condition set forth in of Section 7.2 has been satisfied.

13.18 Disclaimer of Warranties. The Sellers make no representations or warranties with respect to any projections, forecasts or forward-looking statements made available to the Purchaser, including the 2007 Budget. There is no assurance that any projected or forecasted results will be achieved. Except to the extent of the express representations and warranties contained in Article 4, the Sellers are selling the Assets on an “as is, where is” basis and disclaim all other warranties and representations, whether express or implied. The Sellers make no representations or warranties as to merchantability or fitness for any particular purpose and no implied representations or warranties, and disclaim all such representations and warranties. The Purchaser understands and acknowledges that except for the representations and warranties expressly set forth in this Agreement, none of the Sellers or any of their Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, schedules or other information, written or oral, heretofore made available to the Purchaser or its Representatives by or on behalf of the Sellers (the “Evaluation Material”). The Purchaser agrees that none of the Sellers or their Representatives shall have any Liability to the Purchaser or any of its Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom, except for any liability resulting from the breach of the representations, warranties, covenants and agreements set forth in this Agreement. The Purchaser also agrees that, except for the representations and warranties expressly set forth in this Agreement, neither it nor any of its Representatives has relied upon any representations or warranties of any nature made by or on behalf of or imputed to any Seller or any of its Representatives, and the Purchaser acknowledges that, in entering into this Agreement and the Related Agreements, it has relied solely on its own investigation of the Sellers and the Business and the representations or warranties expressly set forth in this Agreement, subject to the limitations and restrictions specified herein.

13.19 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

LION COPOLYMER, LLC

By:
Its:

By:
Name:
Title:

CHEMTURA CORPORATION

By:
Name:
Title:

CHEMTURA CANADA CO./CIE

By:
Name:
Title:

CHEMTURA INDUSTRIA QUIMICA DO BRASIL LIMITADA

By:
Name:
Title:

By:
Name:
Title:

 Signature Page to Asset Purchase and Sale Agreement

CHEMTURA ITALY S.R.L

By:
Name:
Title:

CHEMTURA CORPORATION, S.A. DE C.V.

By:
Name:
Title:

By:
Name:
Title:

CHEMTURA NETHERLANDS B.V.

By:
Name:
Title:

By:
Name:
Title:

MONOCHEM, INC.

By:
Name:
Title:

Signature Page to Asset Purchase and Sale Agreement

UNIROYAL CHEMICAL TAIWAN LTD.

By:

By:
Name:
Title:

Signature Page to Asset Purchase and Sale Agreement